As filed with the Securities and Exchange Commission on June 7, 2016

Securities Act File No. 333-202864
Investment Company Act File No. 811-23042

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	PRE-EFFECTIVE AMENDMENT NO. 1
☒	POST-EFFECTIVE NO. 1

AND/OR

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	AMENDMENT NO. 2

ARCHSTONE ALTERNATIVE SOLUTIONS FUND

(Exact Name of Registrant as Specified in Charter)

360 Madison Avenue, 20th Floor
New York, New York 10017
(Address of Principal Executive Offices)
(212) 201-0500
(Registrant's Telephone Number, including Area Code)

Rinarisa Coronel DeFronze, Esq.
Archstone Advisory Management, LLC
360 Madison Avenue, 20th Floor
New York, New York 10017
(Name and Address of Agent for Service)
Copies to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☒

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement

It is proposed that this filing will become effective (check appropriate box):

☒when declared effective pursuant to section 8(c)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If appropriate, check the following box:

☐       This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐       This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement or the same offering is – ______.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

TITLE OF SECURITIES BEING REGISTERED	AMOUNT BEING REGISTERED[1]	PROPOSED MAXIMUM OFFERING PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE[2]
Shares of Beneficial Interest	20,000,000	$10.00	$200,000,000	$23,240.00

1  Previously registered.

2  Previously paid.

Dated July [  ], 2016

Archstone Alternative Solutions Fund

Class A Share
Class I Shares

Shares of Beneficial Interest

Archstone Alternative Solutions Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.  Unlike open-end funds, the Fund does not provide ongoing liquidity, and shareholders of the Fund may not be able to sell their shares.  A.P. Management Company, LLC serves as the investment adviser of the Fund (the “Adviser”).

The Fund’s investment objective is to achieve long-term capital appreciation while attempting to reduce volatility relative to the equity markets.  The Fund seeks to accomplish its investment objective by investing its assets primarily in a broad mix of hedge funds and other similar investment vehicles (“Portfolio Funds”) that are managed by a select group of portfolio managers (“Portfolio Managers”) that invest in a variety of financial markets and utilize a broad range of alternative investment strategies.  The Fund’s hedge fund investments may primarily include offshore investment vehicles that may subject taxable investors’ capital gains (including unrealized capital gains) to tax at ordinary income rates (See “Certain Tax Matters”).

At present, there are a number of money managers whose services are not generally available to the investing public.  These managers, who generally place stringent restrictions on the number of persons whose money they will manage, employ a wide variety of investment strategies and techniques.  By investing through this varied group, the Fund seeks to provide investors with access to the varied skills and expertise of these managers while at the same time seeks to lessen the risks and volatility associated with investing through any single money manager.  An investment in the Fund also enables investors to avoid, to a significant extent, the high minimum investment requirements typically imposed on individual investors by Portfolio Managers.

The Fund has no plans to list its shares of beneficial interest (“Shares”) on any securities exchange, and there is no secondary market on which to sell Shares.  Shares are subject to transfer restrictions, including a requirement that Shares must be held in the investor’s account with a Selling Agent (as defined on the next page) and, except for certain circumstances, may only be transferred to persons who are “Eligible Investors” (as described herein).

This prospectus (the “Prospectus”) sets forth concisely the information about the Fund that a prospective investor should know before investing.  Such risks include, but are not limited to, the following:

•	An investment in the Fund is not suitable for investors who might need access to the money they invest.

•	There is no public market for the Fund’s Shares and you should not expect to be able to sell your Shares.

•	Shareholders do not have the right to require the Fund to redeem his or her Shares.

•	The Fund expects to implement a Share repurchase program, but repurchases will be at the discretion of the Fund’s board of trustees (the “Board”) and are generally expected not to exceed 20% of the Fund’s assets in any calendar quarter.

You are advised to read this Prospectus carefully and to retain it for future reference.  A statement of additional information (“SAI”) dated July [  ], 2016, as it may be supplemented, containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference in its entirety into this Prospectus.  You may request a free copy of the SAI (the table of contents of which is on page 58 of this Prospectus), the Fund’s annual and semi-annual reports to shareholders, and other information about the Fund, and make shareholder inquiries by writing to Archstone Alternative Solutions Fund, 360 Madison Avenue, 20th Floor, New York, NY 10017, by visiting the Fund’s website at www.archstonepartnerships.com/registered_fund, or by calling the toll-free number 1-844-449-4900.  You also may obtain a copy of the SAI (as well as material incorporated by reference and other information regarding the Fund) from the SEC’s website (http://www.sec.gov).  The address of the Fund’s website as well as the SEC’s internet site is provided solely for the information of prospective investors and are not intended to be active links.

INVESTING IN SHARES INVOLVES A HIGH DEGREE OF RISK.  (SEE “INVESTMENT PRACTICES AND RELATED RISK FACTORS” BEGINNING ON PAGE 24.)

i

(CONTINUED FROM COVER PAGE)
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Foreside Fund Services, LLC

Distributor

	Class A Shares	Class I Shares
Total Offering Amount (1)	$100,000,000	$100,000,000
Maximum Sales Load (2)	3.00%	0%
Minimum Sales Load (1)(2)	0.00%	0%
Proceeds to the Fund (maximum) (3)	$100,000,000	$100,000,000
Proceeds to the Fund (minimum) (3)	$97,000,000	$100,000,000

(1)	The minimum initial investment in Shares of the Fund by an investor in Class A Shares is $50,000, subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary. Minimum subsequent investments must be at least $10,000 (in each case, including a sales load if applicable). In addition, Class I Shares of the Fund are only available to investors: (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a selling agent of the Fund; (ii) who are clients of investment advisers or financial planners that participate in programs operated by selling agents of the Fund through which Class I Shares are offered; (iii) who are other customers or clients of selling agents of the Fund or their affiliates, as authorized by the Fund or a Fund agent, in consultation with the selling agent of the Fund; (iv) who have a minimum initial investment of $5,000,000; or (v) who are members or personnel of the Adviser or its affiliates, and members of their immediate families, and certain other investors as may be determined by the Fund’s Board. In addition, Class I Shares may be available for certain investors who currently have or previously had an investment in any other product managed by The Archstone Partnerships (as defined below). During the first twelve months of operations (expected to end on September 30, 2016), the minimum investment amounts may be waived in the Adviser’s discretion to help raise initial assets. Amounts received from investors as potential investments in the Fund are held in a noninterest-bearing escrow account at the Fund’s custodian pending the admission of investors as shareholders of the Fund.

(2)	Class A Share investors may be charged a sales load up to a maximum of 3.00% on the amount they invest. The specific amount of the sales load is not fixed and will be determined by the investor and its broker, dealer or other financial intermediary. (See “The Offering --- Plan of Distribution.”) The sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund. The sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc.

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of the Fund’s Shares on a best efforts basis.  Amounts received from investors as potential investments in the Fund are held in a non-interest-bearing escrow account at the Fund’s custodian, serving as escrow agent, pending the admission of investors as shareholders of the Fund.  Pursuant to the terms of the Distributor’s distribution agreement with the Fund, the Fund, the Distributor or other Fund agents may retain unaffiliated brokers or dealers to act as selling agents (“Selling Agents”) to assist in the distribution of Fund Shares.  The Fund reserves the right to withdraw, cancel, suspend or modify the offering of Shares at any time.  The Fund offers Shares for purchase monthly at a price equal to net asset value next determined after an order is accepted, plus a sales load (if applicable).  Purchase orders for Shares sold in connection with a monthly offering must be received in proper form by the Fund or a Fund agent prior to the close of business on the day of the month specified by the Fund or a Fund agent in a written communication to the Selling Agents (and communicated by the Selling Agents to their customers) (a "Closing Time"), which can be, with respect to certain Selling Agents, as many as five business days prior to the end of a month .  At each Closing Time, purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund (net of the sales load, if applicable) as of the first business day of the next month following submission of an investor’s purchase order.  Investors will receive written or electronic confirmation of each transaction and regular reports showing account balances.  A prospective investor may rescind a purchase order for Shares at any time prior to a Closing Time.

Class I Shares are not subject to ongoing distribution and shareholder servicing fees.  Class A Shares of the Fund are subject to ongoing distribution and shareholder servicing fees to compensate Selling Agents for selling Shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund.  These fees are accrued daily as an expense of the Fund and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A Shares of the Fund.

(CONTINUED FROM INSIDE FRONT COVER PAGE)
Shares of the Fund may be purchased only by investors who are United States investors and certify to the Fund or its agents that they are “Eligible Investors”, as described more fully herein.  In order to purchase Shares, a prospective investor must submit a completed subscription agreement or certification to the Selling Agent prior to the Closing Time.  The Fund reserves the right to reject, in its sole discretion, any purchase order for Shares in whole or in part at any time.  Shares may be purchased through, and with funds drawn on, an investor’s brokerage account with a Selling Agent.  Under certain circumstances, the Fund may sell Shares directly (through its transfer agent) to certain investors who are affiliated with, or otherwise have an existing relationship with, the Adviser.  Additional information regarding the process for buying Shares is set forth under “The Offering --- Purchase Terms; Minimum Investment” and “Eligible Investors.”

Investors may not be able to sell their Shares.  The Fund has no plans to list its Shares on any securities exchange, the Fund’s Shares have no history of public trading and there is no secondary market on which to sell Shares.  Shares are subject to transfer restrictions, including a requirement that Shares must be held in the investor’s account with a Selling Agent and, except for certain circumstances, may only be transferred to persons who are United States investors and Eligible Investors.  If an investor attempts to transfer Shares to someone who is not a Eligible Investor, unless the transfer is by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, or to an account with a broker or dealer that has not entered into a selling agreement with the Fund or the Distributor (or other Fund agent), the transfer will not be permitted.  (See “Eligible Investors --- Transfer Restrictions.”)

In order to provide a limited degree of liquidity to shareholders, the Adviser expects to recommend that the Fund make offers to generally repurchase up to 20% of its outstanding Shares as of the end of each calendar quarter at its then-current net asset value commencing during the 3rd calendar quarter of 2016.  The Fund’s Board, in its discretion, must approve each such offer (including the amount of the offer).  There can be no assurance that the Fund will make such repurchase offers, or that shareholders tendering Shares for repurchase in any offer will have all of their tendered Shares repurchased by the Fund.  (See “Repurchase Offers” and “Redemptions and Repurchases of Shares --- Repurchase Procedures.”)

The Fund pays the Adviser a monthly management fee based on its average daily net assets and computed at the annual rate of 1.20% on the Fund’s net assets up to (and including) $1 billion, 1.10% on net assets over $1 billion and up to (and including) $5 billion, and 1.0% on net assets over $5 billion.  For a period ending on the earlier of the first twelve months of operations (expected to end on September 30, 2016) or the Fund’s net assets reaching $100,000,000, the Adviser has agreed to waive 100% of the Management Fee chargeable to the Fund.  The fees paid by the Fund to the Adviser are similar to those of private investment funds of hedge funds, but may be higher than those of most other registered investment companies (that do not invest in private investment funds).  (See “Fees and Expenses --- Management Fee”)

SHARES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

TO ALL INVESTORS

This prospectus (the “Prospectus”) does not constitute an offer to sell or the solicitation of an offer to buy, and no sale of Shares will be made, in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale.  No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus.  Prospective investors should rely only on information contained in this Prospectus, the Fund’s statement of additional information and exhibits filed by the Fund.  Each prospective investor should consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor.  Prospective investors should read this Prospectus carefully before investing and retain it for future reference.

PRIVACY NOTICE

An important part of our commitment to you is our respect to your right to privacy.  Protecting all of the information we are either required to gather or which accumulates in the course of doing business with you is a cornerstone of our relationship with you.  This Privacy Notice sets forth the policies of Archstone Alternative Solutions Fund (the “Fund”) with respect to the collection, sharing and protection of non-public personal information of the Fund’s investors, prospective investors and former investors.  These policies may be changed at any time, provided that a notice of such change is given to you.  Please read this Privacy Notice carefully to understand what we do.

We collect personal information about you (such as your name, address, social security or tax identification number, assets and income) in the course of doing business with you or from documents that you may deliver to us or to an agent of the Fund.  We may use this information to effectively administer our customer relationship with you.  It also permits us to provide efficient, accurate and responsive service, to help protect you from unauthorized use of your information and to comply with regulatory and other legal requirements.  These include those related to institutional risk control and the resolution of disputes or inquiries.

We do not disclose any nonpublic, personal information about the Fund’s investors, prospective investors or former investors to third parties, except as permitted or required by law.  We maintain physical, electronic and procedural safeguards to protect such information, and limit access to such information to those employees who require it in order to provide services to you.

To service your account and effect transactions, we may provide your personal information to our affiliates and to non-affiliate firms (i.e., companies not related by common ownership or control) that assist us in servicing your account and have a need for such information, such as a broker or administrator.  We may also disclose such information to service providers and financial institutions with whom we have marketing arrangements.  We require third party service providers and financial institutions with which we have marketing arrangements to protect the confidentiality of your information and to use the information only for the purposes for which we disclose the information to them.  We do not otherwise provide information about you to outside firms, organizations or individuals except to our attorneys, accountants and auditors and as permitted by law.

It may be necessary, under anti-money laundering or other laws, to disclose information about you in order to accept your purchase order.  Information about you may also be released if you so direct, or if we, or an affiliate, are compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

We are committed to upholding these privacy policies.  We will notify you on an annual basis of our policies and practices in this regard and at any time that there is a material change thereto.

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PROSPECTUS SUMMARY

In making an investment decision, an investor must rely upon his, her or its own examination of Archstone Alternative Solutions Fund and the terms of the offering, including the merits and risks involved in acquiring shares of beneficial interest (“Shares”) in Archstone Alternative Solutions Fund.  This is only a summary of information to consider before investing and is qualified in its entirety by the more detailed information that follows elsewhere in this Prospectus.  An investor should review the entire Prospectus and the Statement of Additional Information, available upon request, before making a decision to purchase Shares in Archstone Alternative Solutions Fund.

The Fund
Archstone Alternative Solutions Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.  A.P. Management Company, LLC, a New York limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as the investment adviser of the Fund (the “Adviser”).  Joseph S. Pignatelli and Alfred Shuman serve as the Co-Portfolio Managers of the Fund and Mark Smith serves as the Deputy Portfolio Manager of the Fund.

The Fund employs a “fund of funds” investment program that enables eligible investors, through one investment, to participate in the investment programs of a professionally selected diverse group of asset managers without being subject to the high minimum investment requirements that many asset managers typically impose.  The Fund provides the benefits of professional selection of asset managers, professional asset allocation and the opportunity to invest with asset managers whose services may not generally be available to the investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage.  The Fund is similar to a fund of hedge funds in that its assets are actively managed for investment in underlying Portfolio Funds and the Shares are sold solely to high net worth individuals and institutional investors, but differs from a typical hedge fund in that it permits investments in relatively modest minimum denominations and it has registered as an investment company under the 1940 Act and has registered its Shares under the Securities Act of 1933, as amended (the “1933 Act”).

Principal Investment Strategies
The Fund’s investment objective is to achieve long-term capital appreciation while attempting to reduce volatility relative to the equity markets.  In pursuing its investment objective, the Fund invests its assets primarily in a broad mix of hedge funds and other similar investment vehicles (“Portfolio Funds”) that are managed by a select group of portfolio managers (“Portfolio Managers”) that invest in a variety of financial markets and utilize a broad range of alternative investment strategies.  The Fund’s hedge fund investments may primarily include offshore investment vehicles that may subject taxable investors’ capital gains (including unrealized capital gains) to tax at ordinary income rates (See “Certain Tax Matters.”).

The Adviser is responsible for selecting Portfolio Managers and determining the portion of the Fund’s assets to be allocated to each Portfolio Manager.  In seeking to deliver its desired investment results, the Adviser looks to perform a rigorous combination of qualitative and quantitative investment and operational due diligence to evaluate Portfolio Managers.  The Adviser researches, interviews, evaluates and selects Portfolio Managers and regularly monitors the Portfolio Managers selected.  The Adviser seeks to identify managers believed to demonstrate the potential to achieve significant capital appreciation.  Portfolio Managers are generally chosen on the basis of some or all of the following selection criteria established by the Adviser, including an analysis of the Portfolio Manager’s performance during various time periods and market cycles, the Portfolio Manager’s reputation, the Adviser’s outlook for the strategy employed, the degree to which a specific Portfolio Manager complements the Fund’s portfolio of investments and correlates to the strategies employed by other Portfolio Managers selected by the Adviser, the degree to which the Adviser utilizes leverage, the size and efficiency of assets managed by the Portfolio Manager, and/or the degree to which the Portfolio Manager has a personal investment in the investment program.  Portfolio Managers are generally compensated on terms which usually include asset-based and performance-based fees or allocations paid by, or charged to, the relevant Portfolio Fund.  (See “Fees and Expenses.”)

Portfolio Managers may invest in a wide range of instruments, including, but not limited to, U.S. and foreign equities and equity-related instruments, currencies, commodities, futures and fixed income and other debt-related instruments, cash and cash equivalents, options and warrants.  The Adviser expects that Portfolio Managers will utilize both over-the-counter and exchange traded instruments (including derivative instruments), trade on margin and engage in short sales.  In addition, Portfolio Managers are permitted to utilize leverage and are not subject to 1940 Act limitations in this regard.  They are also not subject to 1940 Act restrictions on illiquid investments and may invest significantly in illiquid securities or instruments.

The Fund’s multi-asset, multi-manager structure seeks to take advantage of broad market opportunities.  The Fund does not follow a rigid investment policy that would restrict it from participating in any market, strategy or investment.  In fact, subject to certain limitations described herein, the Fund’s assets may be deployed in whatever markets or strategies are deemed appropriate under prevailing economic and market conditions to attempt to achieve long-term capital appreciation.  The Adviser seeks to monitor each Portfolio Manager on a regular basis, by reviewing, among other things, information on performance, portfolio exposures and risk characteristics.  The identity and number of Portfolio Managers is likely to change over time.  The Adviser may withdraw from or invest in different Portfolio Funds without prior notice to, or the consent of, shareholders.

As noted above, Portfolio Managers generally conduct their investment programs through Portfolio Funds. Portfolio Funds in which the Fund invests are not expected to be registered under the 1940 Act.

Portfolio Funds and Portfolio Accounts.  The Fund invests its assets primarily in Portfolio Funds.  The Fund may on occasion retain one or more Portfolio Managers to manage and invest designated portions of the Fund’s assets (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner or managing member of the vehicle and the Fund will be the sole limited partner or member).  Any arrangement in which the Fund retains a Portfolio Manager to manage a separate account or separate investment vehicle is referred to as a “Portfolio Account.” Portfolio Managers for which such an investment vehicle is formed and Portfolio Managers who manage assets directly for the Fund on a managed account basis are collectively referred to as “Sub-Managers.”

The Fund will limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an order of the Securities and Exchange Commission (the “SEC”) (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions.  The Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions.  However, to facilitate investments in Portfolio Funds deemed attractive by the Adviser, the Fund may purchase non-voting securities of, or waive its right to vote its interests in, Portfolio Funds.  This determination is generally made by the Adviser, in consultation with counsel to the Fund.  In this regard, the Board has adopted procedures relating to the Fund’s waiver of voting rights, for purposes of assuring adherence to the foregoing limitations.  Under these procedures, waivers must be a written, irrevocable commitment and, when implemented, must result in the Fund not owning more than 5% of the outstanding voting securities of the applicable Portfolio Fund.  Further, the waivers would only be implemented if they would result in the Fund having greater flexibility (under the 1940 Act affiliated transaction restrictions) to transact with the relevant Portfolio Fund(s) (i.e., make additional investments in, or withdraw from, the Portfolio Fund).  Although the Fund may hold non-voting interests, the Fund may nevertheless limit its position in any one Portfolio Fund, if investments in a Portfolio Fund by the Fund will equal or exceed 25% of the Portfolio Fund’s assets, or such lower percentage limit as may be determined by the Fund in consultation with its counsel.  These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.

Portfolio Fund Investment Practices.  Portfolio Funds are not expected to be registered under the 1940 Act.  Unregistered investment funds typically provide greater flexibility than traditional investment funds (e.g., registered investment companies) as to the types of securities that may be owned, the types of trading strategies that may be employed, and, in some cases, the amount of leverage that may be used.  Portfolio Managers utilized by the Fund may invest and trade in a wide range of securities, financial instruments and markets and may pursue a variety of investment strategies.  These investments may include, but are not limited to, U.S. and foreign equity and fixed income securities.  The investment programs of Portfolio Managers may also involve the use of a variety of sophisticated investment techniques, for both hedging and non-hedging purposes, including:  short sales of securities; use of leverage (i.e., borrowing money for investment purposes); and transactions in derivative securities and other financial instruments such as swaps, stock options, index options, futures contracts and options on futures.  These techniques may, in some cases, be an integral part of a Portfolio Manager’s investment program and involve significant risks.  Portfolio Managers are generally not limited in the markets in which they invest (either by location or type, such as large capitalization, small capitalization or foreign markets) or the investment disciplines that they may employ (such as value or growth or bottom-up or top-down analysis).

Portfolio Funds in which the Fund invests are not subject to the investment restrictions of the Fund and, unless registered under the 1940 Act, are not subject to any of the investment limitations imposed by the 1940 Act.

Temporary Investments.  During periods of adverse market conditions in the securities markets, as determined by the Adviser, the Fund may temporarily invest all or any portion of its assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold its assets as cash.  The Fund also may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes.  (See “Investment Practices and Related Risk Factors—Money Market Instruments.”)

The Fund’s investment program is speculative and entails substantial risks.  There can be no assurance that the Fund’s investment objective will be achieved or that its investment program will be successful.  Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved.  Investors could lose some or all of their investment.

Potential Benefits of Investing in the Fund
By investing in the Fund, investors gain access to a group of Portfolio Managers whose services typically are not available to the general investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage.  The Fund provides investors the opportunity to participate in the investment programs of a professionally selected cross-section of Portfolio Managers, without being subject to the high minimum investment requirements that Portfolio Managers typically would impose on investors.  Allocation of the Fund’s assets among Portfolio Managers has the potential to reduce the volatility of investment returns from that which might be associated with a direct investment with any single Portfolio Manager.

Borrowings
The Fund generally does not expect to engage in borrowings other than on a short-term or temporary basis.  The Fund has established a line of credit agreement with Credit Suisse International. The line of credit is used primarily for relatively short term borrowings for investment purposes (e.g., investments in Portfolio Funds pending receipt of cash from investor subscriptions or withdrawals from Portfolio Funds), and may also be used to meet repurchase requests, and/or for cash management purposes. (See “Investment Program—Borrowing; Use of Leverage.”)  As a result, the Fund does not intend to borrow for purposes of leveraging its investment exposures.  Borrowings by the Fund, including any borrowings by the Fund on behalf of Portfolio Accounts, are subject to a 300% asset coverage requirement under the 1940 Act.  Portfolio Funds that are not registered investment companies are not subject to this requirement.  Borrowings for investment purposes (a practice known as “leverage”) involve certain risks.  Any borrowings for investment purposes (other than on a short-term or temporary basis) by the Fund would be made solely for Portfolio Accounts and are not a principal investment strategy of the Fund.

Risk Factors
The investment program of the Fund is speculative and involves substantial risks.  There can be no assurance that the investment objective of the Fund will be achieved.  The investment performance of the Fund will depend on the performance of the Portfolio Managers with which the Fund invests, and the Adviser’s ability to select Portfolio Managers and to allocate and reallocate effectively the Fund’s assets among Portfolio Managers.

An investment in the Fund involves the following general risks:

● Investing in the Fund can result in a loss of capital invested. Use of leverage, short sales and derivative transactions by Portfolio Managers can result in significant losses to the Fund.

●          The Fund has a limited operating history upon which investors can evaluate its performance.  However, the personnel of the Adviser responsible for managing the Fund’s investment portfolio have substantial experience in managing investments and investment funds, including those that have investment programs similar to that of the Fund.  (See “Performance Information.”)

●          There are special tax risks associated with an investment in the Fund.  If the Fund fails to qualify for and maintain its status as a “regulated investment company” (a “RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986 (the “Code”), the Fund may be subject to corporate income tax.  If the Portfolio Funds do not provide the Fund with accurate, timely information, the Fund could fail to qualify as a RIC or be subject to an excise tax on undistributed income.  The Fund may be required to liquidate investments or borrow funds to satisfy the RIC distribution requirements, including if the Fund is treated as having received income from certain investments even though it did not receive a corresponding distribution of cash.  The Fund expects to invest in “passive foreign investment companies” or “PFICs” (offshore investment funds that are treated as corporations for U.S. federal tax purposes) which can subject the Fund and its investors to certain adverse tax consequences (e.g., potential payments of U.S. taxes and other costs and inefficiencies, including subjecting unrealized capital gains to current taxation) not associated with investments in U.S. domestic investment partnerships.  The Fund may not be eligible to, or may choose not to, make elections that would mitigate certain of the adverse tax consequences of investing in a PFIC.  In addition, dividends paid by the Fund with respect to distributions it receives from PFICs will not qualify to be taxed at favorable capital gain rates.  The Fund also may make investments through subsidiaries, including through U.S. corporate subsidiaries, the net income of which will generally be subject to applicable tax at the subsidiary level.

●          Shares are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer.  (See “Investment Practices and Related Risk Factors,” “Redemptions and Repurchases of Shares”) Liquidity will be provided to shareholders only through repurchase offers expected to be made from time to time by the Fund.  There is no assurance that an investor tendering Shares for repurchase in connection with a repurchase offer made by the Fund will have those Shares repurchased in that repurchase offer.

●          An investor who meets the conditions imposed by the Portfolio Managers, including minimum initial investment requirements that may, in many cases, be substantially higher than $50,000, could invest directly in Portfolio Funds or with Portfolio Managers.  By investing in Portfolio Funds indirectly through the Fund, an investor bears a pro rata portion of the asset-based fees and other expenses of the Fund, and also indirectly bears a pro rata portion of the asset-based fees, performance-based allocations and other expenses borne by the Fund as an investor in Portfolio Funds or Portfolio Accounts.

●          The fees and other expenses borne directly and indirectly by the Fund, which include fees, expenses and performance-based allocations that are borne as an investor in Portfolio Funds or Portfolio Accounts, may be higher than those of most other registered investment companies.

●          Although the Fund invests in a broad mix of hedge funds, the Fund is classified as a “non-diversified” investment company under the 1940 Act.  Thus, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund’s assets that may be invested in the securities of any one issuer.  The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that is a “diversified” investment company under the 1940 Act.  Although the Fund is “non-diversified,” in order to qualify for special tax treatment as a RIC under the Code, it must diversify its holdings so that, at the end of each quarter of the Fund’s taxable year:  (i) at least 50% of the fair market value of its total assets consists of (A) cash and cash items (including receivables), U.S. government securities and securities of other RICs, and (B) other securities, limited in respect of any one issuer (other than those described in clause (A)) to the extent such securities do not exceed 5% of the value of the Fund’s total assets and are not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets consists of the securities of any one issuer (other than those described in clause (i)(A)), the securities (other than securities of other RICs) of two or more issuers the Fund controls and which are engaged in the same, similar, or related trades or businesses, or the securities of one or more qualified publicly traded partnerships.

Investing in Portfolio Funds involves special risks, including the following:

●          Portfolio Funds generally will not be registered as investment companies under the 1940 Act.  Therefore, with respect to its investments in Portfolio Funds, the Fund will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as the limitations applicable to the use of leverage and the requirements concerning custody of assets, composition of boards of managers and approvals of investment advisory arrangements.

●          Portfolio Funds may, in some cases, concentrate their investments in a single industry or group of related industries.  This increases the sensitivity of their investment returns to economic factors affecting that industry or group of industries.

●          The Adviser may have little or no means of independently verifying information provided by Portfolio Managers and thus, may not be able to ascertain whether Portfolio Managers are adhering to their disclosed investment strategies and their investment and risk management policies.  A Portfolio Manager may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser.

●          The Fund relies primarily on information provided by Portfolio Managers in valuing its investments in Portfolio Funds.  There is a risk that inaccurate valuations provided by Portfolio Managers could adversely affect the value of Shares and the amounts shareholders receive upon the repurchase of Shares.  Because Portfolio Funds generally will provide net asset value information on a monthly basis, and may not provide detailed information on their investment positions, the Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset value other than as of the end of each month and may not be able to verify valuation information given to the Fund by Portfolio Managers (except in the case of Portfolio Accounts).

●          Portfolio Managers typically charge asset-based management fees, and typically are also entitled to receive performance-based fees or allocations.  The Fund, as an investor in Portfolio Funds (or by retaining a Portfolio Manager to manage a Portfolio Account), will be subject to these fees and allocations, which will reduce the investment returns of the Fund.  These fees and allocations are in addition to the investment management fee the Fund pays to the Adviser.

●          The performance-based fees or allocations to Portfolio Managers may create an incentive for Portfolio Managers to make investments that are riskier or more speculative than those that might have been made in the absence of performance-based fees or allocations.  In addition, because a performance-based fee or allocation will generally be calculated on a basis that includes unrealized appreciation of a Portfolio Fund’s assets, the fee or allocation may be greater than if it were based solely on realized gains.  Additionally, although the gains on which the fee or allocation is calculated may never be realized, the Portfolio Manager generally has no obligation to refund any performance fees that have been paid based on unrealized gains.

●          Each Portfolio Manager will receive any performance-based fees or allocations to which it is entitled irrespective of the performance of the other Portfolio Managers and the Fund generally.  Accordingly, a Portfolio Manager with positive performance may receive performance-based compensation from the Fund, which will be borne indirectly by shareholders, even if the Fund’s overall returns are negative.

●          Investment decisions for Portfolio Funds are made by Portfolio Managers independently of each other.  As a result, at any particular time, one Portfolio Fund may be purchasing shares of an issuer whose shares are being sold by another Portfolio Fund.  Consequently, the Fund could incur indirectly certain transaction costs without accomplishing any net investment result.

●          To the extent the Fund purchases non-voting securities of a Portfolio Fund or waives its right to vote its securities with respect to Portfolio Funds, it will not be able to vote on matters that require the approval of the investors in the Portfolio Fund, including matters that could adversely affect the Fund’s investment in the Portfolio Fund.  This determination is generally made by the Adviser, in consultation with counsel to the Fund.  In this regard, the Board has adopted procedures relating to the Fund’s waiver of voting rights.  Under these procedures, waivers must be written, irrevocable commitments and, when implemented, must result in the Fund not owning more than 5% of the outstanding voting securities of the applicable Portfolio Fund.  Further, the waivers would only be implemented if they would result in the Fund having greater flexibility (under the 1940 Act affiliated transaction restrictions) to transact with the relevant Portfolio Fund(s) (i.e., make additional investments in, or withdraw from, the Portfolio Fund).

●          The Fund may make additional investments in or effect withdrawals from Portfolio Funds only at certain specified times.  The Fund may not be able to withdraw its investment in a Portfolio Fund promptly after it has made a decision to do so, which may result in a loss and adversely affect the Fund’s investment returns.

●          Portfolio Funds may be permitted to distribute securities in-kind to investors making withdrawals of capital.  Upon the Fund’s withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value, and which may cause the Fund to incur certain expenses.  In such circumstances, the Adviser would determine whether to attempt to liquidate the security, hold it in the Fund’s portfolio or distribute it to investors in the Fund in connection with a repurchase by the Fund of all or a portion of the shares in the Fund.

No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

Management of the Fund
The Board has overall responsibility for the management and supervision of the operations of the Fund.  It has delegated responsibility for management of the Fund’s day-to-day operations to the Adviser.  (See “Management of the Fund.”)

The Adviser
The Adviser, A.P. Management Company, LLC, a New York limited liability company, serves as the investment adviser of the Fund.  Pursuant to an investment advisory agreement with the Fund (the “Advisory Agreement”), the Adviser is responsible for:  (i) developing and implementing the Fund’s investment program, (ii) managing the Fund’s investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund.  The Adviser is under common control with Archstone Management Company, LLC, which also manages other vehicles/accounts in accordance with an investment strategy that is substantially similar to that of the Fund.  (See “Performance Information” and “Management of the Fund”.) Nevertheless, the Adviser has not served as investment adviser to other registered investment companies.

Management Fee
In consideration of services provided by the Adviser, the Fund pays the Adviser a monthly management fee based on its average daily net assets and computed at the annual rate of 1.20% on the Fund’s net assets up to (and including) $1 billion, 1.10% on net assets over $1 billion and up to (and including) $5 billion, and 1.0% on net assets over $5 billion (the “Management Fee”).  For a period ending on the earlier of the first twelve months of operations (expected to end on September 30, 2016) or the Fund’s net assets reaching $100,000,000, the Adviser has agreed to waive 100% of the Management Fee chargeable to the Fund.

The Offering	The Fund offers Class A and Class I Shares, . Unlike Class I Shares, Class A Shares are subject to a sales load and distribution and shareholder servicing fees.

Shares of the Fund are offered for purchase on a monthly basis in a continuous offering at their net asset value per Share, plus, in the case of Class A Shares (and if applicable), a sales load of up to 3.00% of the amount invested (as described below).  Shares will be issued at the net asset value per Share next computed after acceptance of an order to purchase Shares.  The Fund’s net asset value per Share will be circulated to Selling Agents (as defined below) offering Shares of the Fund.

The minimum initial investment in Shares of the Fund by an investor in Class A Shares is $50,000, subject to reduction at the discretion of an investor’s broker, dealer or other financial intermediary.  Subsequent investments must be at least $10,000.  (In each case, including a sales load if applicable.)  The minimum investment requirements may be reduced or waived for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and as may be determined by the Board.  In addition, Class I Shares of the Fund are only available to investors:  (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a Selling Agent; (ii) who are clients of investment advisers or financial planners that participate in programs operated by Selling Agents through which Class I Shares are offered; (iii) who are other customers or clients of Selling Agents or their affiliates, as authorized by the Fund or a Fund agent, in consultation with the Selling Agent; (iv) who have a minimum initial investment of $5,000,000; or (v) who are members or personnel of the Adviser or its affiliates, and members of their immediate families, and certain other investors as may be determined by the Fund’s Board.  In addition, Class I Shares may be available for certain investors who currently have or previously had an investment in any other product managed by The Archstone Partnerships (as defined below).  During the first twelve months of operations (expected to end on September 30, 2016), the minimum investment amounts may be waived in the Adviser’s discretion to help raise initial assets.

Shares may be purchased through, and with funds drawn on, an investor’s brokerage account with a Selling Agent.  In order to purchase Shares, a prospective investor must submit a completed subscription agreement or certification to the Selling Agent.  The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares of the Fund at any time.  The Fund also reserves the right to suspend or terminate the offering of Shares at any time.  Additional information regarding the Share purchase process is set forth under “Eligible Investors.”

Amounts received from prospective investors in the Fund will be held in a non-interest bearing escrow account pending the transmission to the Fund.  If an investor’s subscription is not accepted, the escrow agent will return the subscription monies to such investor.

Under certain circumstances, the Fund may sell Shares directly (through its transfer agent) to certain investors who are affiliated with, or otherwise have an existing relationship with, the Adviser.

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of the Fund’s Shares on a best efforts basis, pursuant to the terms of the Distributor’s distribution agreement with the Fund, and may retain unaffiliated brokers or dealers to act as selling agents (“Selling Agents”) to assist in the distribution of Shares.

Selling Agents are entitled to charge a sales load to each investor on the purchase price of Class A Shares of up to 3.00%.  The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent.  The sales load may be waived for the Adviser and its affiliates, including its personnel and members of their immediate families.    The sales load will neither constitute an investment made by the investor in, nor form part of the assets of, the Fund.  The Selling Agents’ receipt of the sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The maximum amount of all items payable to FINRA member firms will not exceed the maximum compensation levels set forth in FINRA Rule 2830.

Distribution and Shareholder Servicing Fees
Class I Shares are not subject to Distribution and Shareholder Servicing Fees.  Class A Shares of the Fund are subject to ongoing distribution and shareholder servicing fees to compensate Selling Agents for selling Shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund.  These fees are accrued daily as an expense of the Fund and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A Shares of the Fund (the “Distribution and Shareholder Servicing Fees”).  (See “Fees and Expenses --- Distribution and Shareholder Servicing Fees.”)

Fund Expenses
The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Distributor pursuant to their agreements with the Fund, including, but not limited to:   all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased and margin fees); the Management Fee; the Distribution and Shareholder Servicing Fees; any non-investment related interest expense; offering expenses; fees and disbursements of any attorneys and accountants engaged by the Fund; audit and tax preparation fees and expenses; taxes; administrative or transfer agent expenses and fees; custody and escrow fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; out-of-pocket Fund compliance expenses; membership fees for industry-related organizations; all costs and charges for equipment or services used in connection with the Fund’s website or communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; any extraordinary Fund expenses; and such other expenses as may be approved from time to time by the Board.  (See “Fees and Expenses --- Other Fees and Expenses of the Fund.”)

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding Distribution and Shareholder Servicing Fees, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expense of the Fund, other than the Management Fee, the Distribution and Shareholder Servicing Fee and Acquired Fund Fees and Expenses (defined below), to 0.40% per annum of the Fund’s average monthly net assets (the “Expense Limitation”).  The Expense Limitation Agreement is in effect for at least one year from the date hereof and will remain in effect until terminated by the Board.  In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts.  Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund’s ordinary operating expenses, in the year of reimbursement, to exceed the Expense Limitation in effect at the time the expense was paid or absorbed.  (See “Fees and Expenses --- Other Fees and Expenses of the Fund.”)  In addition to the Expense Limitation, for a period ending on the earlier of the first twelve months of operations (expected to end on September 30, 2016) or the Fund’s net assets reaching $100,000,000, the Adviser has agreed to waive 100% of the Management Fee chargeable to the Fund.

Investor Eligibility	Shares are being sold only to investors that are “Eligible Investors.”

For these purposes, “Eligible Investors” are those that represent that (A) (i) if a natural person (including participants in individual retirement accounts), they have (a) an individual net worth, or joint net worth with their spouse, in excess of $1 million (excluding from the calculation of net worth the value of such investor’s primary residence and any indebtedness that is secured by the investor’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of Shares, and including any indebtedness that is secured by the investor’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Shares) or (b) an income (exclusive of any income attributable to their spouse) in excess of $200,000 in each of the two most recent years, or joint income with their spouse in excess of $300,000 in each of the two most recent years, and have a reasonable expectation of reaching the same income level in the current year; or (ii) if an entity, including a corporation, foundation, endowment, partnership, or limited liability company, they have total assets in excess of $5 million and they were not formed for the specific purpose of acquiring the securities offered (or each equity owner is a person who has an individual income (exclusive of any income attributable to a spouse) in excess of $200,000 in each of the two most recent years, or joint income with a spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year, or an individual net worth, or joint net worth with their spouse, in excess of $1 million (excluding from the calculation of net worth the value of such investor’s primary residence and any indebtedness that is secured by the investor’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of Shares, and including any indebtedness that is secured by the investor’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Shares)) or (iii) a trust with total assets in excess of $5 million, which was not formed for the specific purpose of acquiring the securities offered and the purchase is directed by a sophisticated person (as used in the foregoing sentence, a “sophisticated person” is one who has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment), or a bank as defined in Section 3(a)(2) of the Securities Act, a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, acting in a fiduciary capacity and subscribing for the purchase of the securities being offered on behalf of a trust account or accounts, or a revocable trust which may be amended or revoked at any time by the grantors thereof and all of the grantors are eligible investors as described in (i); or (B) a trust with total assets in excess of $5 million, which was not formed for the specific purpose of acquiring the securities offered.

In addition, Class I Shares of the Fund are only available to investors:  (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a Selling Agent; (ii) who are clients of investment advisers or financial planners that participate in programs operated by Selling Agents through which Class I Shares are offered; (iii) who are other customers or clients of Selling Agents or their affiliates, as authorized by the Fund or a Fund agent, in consultation with the Selling Agent; (iv) who have a minimum initial investment of $5,000,000; or (v) who are members or personnel of the Adviser or its affiliates, and members of their immediate families, and certain other investors as may be determined by the Fund’s Board.  In addition, Class I Shares may be available for certain investors who currently have or previously had an investment in any other product managed by The Archstone Partnerships (as defined below).  During the first twelve months of operations (expected to end on September 30, 2016), the minimum investment amounts may be waived in the Adviser’s discretion to help raise initial assets.

Before an investor may invest in the Fund, a Selling Agent or the Fund will require the investor to certify that it meets applicable investor qualification requirements.  The Fund reserves the right to reject any order for the purchase of Shares and may, in its sole discretion, suspend the offering of Shares at any time.

Any attempt to transfer Shares to someone who is not a Eligible Investor, other than by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, or to an account with a broker or dealer that has not entered into a selling agreement with the Fund, the Distributor or other Fund agents will not be permitted and will be void.  (See “Eligible Investors.”)

Investor Suitability
An investment in the Fund involves substantial risks and is not necessarily suitable for all eligible investors.  You may lose some or all of your investment in the Fund.  Before making a decision to invest in the Fund, you should consider whether the investment is consistent with your investment goals and needs and your financial situation, considering such factors as personal net worth, income, age, risk tolerance and liquidity needs.

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions
The Fund is organized as a closed-end management investment company.  Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis.  In addition, the Fund has no plans to list its Shares on any securities exchange, and there is no secondary market on which to sell Shares.  Although the Fund may make quarterly offers to repurchase its Shares, there can be no assurance that the Fund will repurchase all Shares that are tendered by a shareholder in connection with any repurchase offer.

Repurchase Offers
Shares are not redeemable and a shareholder has no right to require the Fund to redeem its Shares.  In an effort to provide some liquidity for investors, the Adviser expects to recommend that the Fund make offers to generally repurchase up to 20% of its Shares as of the end of each calendar quarter at the then-current net asset value commencing during the 4th calendar quarter of 2016.  The Board, in its discretion, must determine whether to approve each such offer (and for what amount).  There can be no assurance that the Fund will make such repurchase offers, nor that shareholders tendering Shares for repurchase in any offer will have all of their tendered Shares repurchased by the Fund.  In addition, a shareholder that has Shares repurchased during the first eleven months following such shareholder’s initial investment in the Fund (regardless of which Class of Shares constituted such initial investment) will be subject to an Early Repurchase Fee of 5.00% of the amount being repurchased by the Fund, payable to the Fund.  (See “Redemptions and Repurchases of Shares.”) Because the primary source of funds to repurchase Shares will be withdrawals from Portfolio Funds, the application of lock-ups and other withdrawal limitations will limit the Fund’s ability to offer for repurchase its Shares in the Fund.

Under the procedures applicable to the repurchase of Shares, Shares will generally be valued for purposes of determining their repurchase price as of a date at least 75 days after the date by which shareholders must submit a repurchase request.  The value of Shares can change significantly between this repurchase request deadline and the pricing date for the repurchase offer, i.e., 75 days later on the last business day of the applicable calendar month.

The Board will also consider the following factors, among others, in making a determination as to whether to make an offer to repurchase Shares from shareholders:  (i) whether any shareholders have requested the Fund to repurchase their Shares; (ii) the liquidity of the Fund’s assets (including the liquidity of investments held by the Fund); (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing Shares; (vi) the economic condition of the securities markets; and (vii) the anticipated tax consequences of any proposed repurchases of Shares.  (See “Redemptions and Repurchases of Shares —No Right of Redemption” and “—Repurchases of Shares.”)  As a result of certain market conditions causing unusual increased liquidity demands, the Board may consider repurchase offers for amounts greater than would otherwise be the case under normal market conditions.

If a repurchase offer is oversubscribed by shareholders who tender Shares for repurchase, the Fund will repurchase only a pro rata portion of the Shares tendered by each shareholder.  As a result, to have the remaining portion repurchased, the shareholder would have to subscribe to one or more future repurchase offers.  There is no guarantee that such offer(s) will be made, or that such future offer(s) will be undersubscribed or otherwise large enough to accommodate the repurchase of the remaining portion of Shares.

The Fund may redeem Shares if, among other reasons, ownership of the Shares by a shareholder would cause the Fund or the Adviser to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction.

Potential Conflicts of Interest
The investment activities of the Adviser and its affiliates for their own accounts and for other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund.  (See “Potential Conflicts of Interest.”)

Distribution Policy
Dividends are paid annually on the Shares in amounts representing substantially all of the Fund’s net investment income, if any, earned each year.  Payments on Shares will vary in amount depending on investment income and expenses of operation.  The Fund is not a suitable investment if you require regular dividend income.  Capital gains distributions will also be paid annually in amounts representing substantially all of the Fund’s net capital gains.  Dividends and capital gain distributions to shareholders will be automatically reinvested unless the Fund is otherwise instructed by the shareholder through its broker, dealer or other financial intermediary.

Taxation
The Fund has elected to be treated as a RIC under the Code.  If the Fund so qualifies, it will generally not be subject to federal income tax on its taxable income and gains that it distributes to shareholders.  The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts.  There can be no assurance that the Fund will not be subject to federal income or excise tax.  Fund dividends and capital gains distributions, if any, are taxable to most investors and will be taxable whether or not they are reinvested in Shares of the Fund.  Investors may also be subject to tax on unrealized capitals gains.  (See “Certain Tax Matters”)

Reports to Shareholders
As soon as practicable after the end of each taxable year, the Fund furnishes to shareholders such information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.

The Fund sends unaudited semi-annual and audited annual reports to shareholders within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Term	The Fund’s term is perpetual, except that the Fund may be terminated as provided in the Amended and Restated Declaration of Trust of the Fund.

Fiscal Year	The Fund’s fiscal year ends on each March 31. The Fund’s tax year for federal income tax purposes ends on each September 30.

Administrator
UMB Fund Services, Inc.  (“UMB Fund Services”), located at 235 W. Galena Street, Milwaukee, WI 53212, serves as the Fund’s administrator and provides various administrative and accounting services necessary for the operations of the Fund.

Custodian and Escrow Agent
UMB Bank, N.A., located at 1010 Grand Boulevard, Kansas City, Missouri, 64106, serves as the custodian for the Fund’s assets and is responsible for maintaining custody of the Fund’s cash and investments and for retaining sub-custodians to maintain custody of foreign securities held by the Fund.

UMB Bank, N.A., also serves as escrow agent (in such capacity, the “Escrow Agent”) with respect to subscription monies received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Fund, as well as with respect to monies received from the Fund in advance of dates when Shares may be tendered to the Fund and monies may be transmitted to the tendering shareholders.  Amounts received from prospective investors in the Fund (in the case of subscriptions) and amounts received from the Fund (in the case of tender offers) will be held in a non-interest bearing escrow account pending the transmission to the Fund or tendering shareholders, as the case may be.  If an investor’s subscription is not accepted, the Escrow Agent will return the subscription monies to such investor.

UMB Bank, N.A. is an affiliate of UMB Fund Services.

Transfer Agent	UMB Fund Services also serves as transfer agent and registrar with respect to Shares of the Fund.

Legal Counsel
Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, serves as U.S. legal counsel to the Fund.  The firm also acts as U.S. legal counsel to the Adviser and its affiliates with respect to certain other matters.  The firm does not represent potential investors with respect to their investment in the Fund.

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.  Currently, the Fund is offering both Class A and Class I Shares.

	Class A Shares	Class I Shares
Shareholder Transaction Expenses

Maximum Sales (Load) (as a percentage of offering price) (1)	3.00%	None
Early Repurchase Fee (2)	5.00%	5.00%

Annual Expenses (as a percentage of net assets attributable to shares)

Management Fee (3)	1.20%	1.20%
Distribution and Shareholder Servicing Fees (4)	0.75%	None
Interest on Line of Credit	0.26%	0.26%
Other Expenses (5)	2.72%	2.72%
Acquired Fund Fees and Expenses (6)	4.02%	4.02%
Total Annual Fund Operating Expenses	8.95%	8.20%
Less: Amount Paid or Absorbed Under Expense Limitation Agreement (7)	2.32%	2.32%
Net Annual Expenses (7)	6.63%	5.88%

(1)          Class I Shares are not subject to a sales load.  In connection with initial and additional investments,  investors in Class A Shares may be charged a sales load of up to 3.00% of the amounts transmitted in connection with their purchases of Shares.  (See “The Offering --- Plan of Distribution.”)

(2)          A 5.00% early repurchase fee will be assessed to any shareholder that has Shares repurchased during the first eleventh months following such shareholder’s initial investment in the Fund (regardless of which Class of Shares).  (See “Redemptions and Repurchases of Shares.”)

(3)          The Fund pays the Adviser a monthly management fee computed at the annual rate of 1.20% on the Fund's net assets up to (and including) $1 billion, 1.10% on net assets over $1 billion and up to (and including) $5 billion, and 1.0% on net assets over $5 billion. Further, for a period ending on the earlier of the first twelve months of operations (expected to end on September 30, 2016) or the Fund’s net assets reaching $100,000,000, the Adviser has agreed to waive 100% of the Management Fee chargeable to the Fund.  This waiver is not subject to recapture by the Adviser.

(4)          Class I Shares are not subject to such ongoing distribution and shareholder servicing fees.  Class A Shares of the Fund are subject to ongoing distribution and shareholder servicing fees to compensate Selling Agents for selling Shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund.  These fees are accrued daily as an expense of the Fund and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A Shares of the Fund.  (See “Fees and Expenses --- Distribution and Shareholder Servicing Fees.”)

(5)          “Other Expenses” shown in the table are based on actual expenses incurred for the fiscal period ended March 31, 2016, but exclude organization and offering expenses.  The Funds annual expense ratio will increase or decrease over time as the Fund's asset level decreases or increases, respectively, and as actual Fund expenses may vary.  “Other Expenses” do not include any fees or expenses charged by a Portfolio Fund (which are reflected separately under “Acquired Fund Fees and Expenses”).

(6)          Includes the fees and expenses of the Portfolio Funds in which the Fund is already invested.  Specifically, a Portfolio Fund is generally expected to be subject to management fees that typically range between 1.0%-2.0% of the total net assets managed by a Portfolio Manager and performance fees or incentive allocations that typically range between 10%-20% of its net capital appreciation (if any).  Fees and expenses of Portfolio Funds are based on historic fees and expenses. Future Portfolio Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Portfolio Funds, which may fluctuate over time.

(7)          The amount shown will be absorbed by the Adviser pursuant to an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”).  Under the Expense Limitation Agreement, the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding Distribution and Shareholder Servicing Fees, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of each class of Shares of the Fund, other than the Management Fee, the Distribution and Shareholder Servicing Fee and Acquired Fund Fees and Expenses, to 0.40% per annum of the average monthly net assets of such class of Shares (the “Expense Limitation”).  The Expense Limitation Agreement is in effect for at least one year from the date hereof and will remain in effect until terminated by the Board.  In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund’s ordinary operating expenses to exceed the Expense Limitation in effect at the time the expense was paid or absorbed. As mentioned above, in addition to the Expense Limitation, for a period ending on the earlier of the first twelve months of operations (expected to end on September 30, 2016) or the Fund’s net assets reaching $100,000,000, the Adviser has agreed to waive 100% of the Management Fee chargeable to the Fund.

	1 Year	3 Years	5 Years	10 Years
Class I:	$59	$216	$364	$693

Class A:

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and a sales load of 3.00%:	$94	$258	$409	$739

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (without a sales load):	$66	$235	$391	$731

If your shares are repurchased by the Fund in the first eleven months that you hold them, they will be subject to the 5% early repurchase fee.  The eleven month expense figure for such shares under the assumptions of this example would be $103, $106 and $110 for Class I, Class A (with 3.00% sales load) and Class A (without 3.00% sales load), respectively.

The example above is based on the fees and expenses set forth above and assumes that the Expense Limitation Agreement remains in effect for the periods shown, and also reflects the maximum 3.00% sales load that may be assessed on a $50,000 investment in the Fund.

The example assumes that the Fund's annual return is 5%.  As a result, the dollar amounts in the example could be significantly higher if the Fund's actual rate of return exceeds 5%.

The example should not be considered a representation of future expenses.  Actual expenses may be greater or less than those shown in the example.  For a more complete description of the various costs and expenses, see “Fees and Expenses.”  Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

FINANCIAL HIGHLIGHTS

The information contained in the table below sets forth selected information of the Fund. The financial information for the period is derived from the financial statements for the Fund for the period ended March 31, 2016, which have been audited by Ernst & Young LLP and which are included as Appendix A to the Fund’s SAI, dated July [  ], 2016, which is available upon request.

For the Period October 1, 2015 (commencement of operations) through March 31, 2016*

Per Share Operating Performance:Issuance of shares (1)	$10.00

Change in net assets from operations:
Net investment loss	(0.03)
Net realized and unrealized loss on investments	(0.51)
Distributions from net investment income	(0.04)
Total change in net assets from operations	(0.58)
Net asset value, end of year	$9.42

Total Return (7)	(5.43)%

Ratios and Supplemental Data
Net assets, end of year (000's)	$21,736

Ratio of expenses to average net assets: (2)

After fee waivers/reimbursement of expenses, inclusive of interest expense (3) (4) (5)	0.66%
Before fee waivers/reimbursement of expenses, exclusive of management fees (4) (6)	6.39%
After fee waivers/reimbursement of expenses, exclusive of interest expense (4)	0.40%

Net investment loss (4)	(0.66)%

Portfolio turnover	0.00%

*
The Fund’s commencement of operations date was October 1, 2015. Prior to October 1, 2015, the Fund had been inactive except for matters related to the Fund’s establishment, designation and planned registration. The date of initial share purchase by the Adviser was June 15, 2015.

(1)	Selected data is for a single share outstanding throughout the period.

(2)	The ratios do not include investment income or expenses of the Portfolio Funds in which the Fund invests.

(3)	The ratio of net expenses include $541,567 in contractual waivers and reimbursements representing (4.53)% and $125,308 in voluntary reimbursements representing (1.20)%.

(4)	Annualized for period less than one year, with the exception of non-recurring organizational costs.

(5)	Includes line of credit interest expense, which is not subject to the expense limitation cap.

(6)	The gross expense ratio net of the voluntary waiver of management fees is 5.19%.

(7)	Not annualized for periods less than one year.

THE FUND

The Fund is registered under the 1940 Act as a non-diversified, closed-end management investment company.  The Fund was organized under a Certificate of Trust on March 4, 2015 in the State of Delaware.  The Fund’s principal office is located at 360 Madison Avenue, 20th Floor, New York, NY 10017, and its toll-free number is 1-844-449-4900.  A.P. Management Company, LLC, a New York limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as the investment adviser of the Fund (the “Adviser”).  Joseph S. Pignatelli and Alfred Shuman serve as Co-Portfolio Managers of the Fund and Mark Smith serves as Deputy Portfolio Manager.  Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve on the Board of Trustees of the Fund (the “Board”).  (See “Management of the Fund --- The Board of Trustees” herein and “Management of the Fund” in the SAI.)

USE OF PROCEEDS

The net proceeds of the offering of Shares (after payment of expenses) are expected to be invested at all times in accordance with the investment objective and policies of the Fund.  During periods of adverse market conditions in the securities markets, as determined by the Adviser (as defined below), the Fund may temporarily invest all or any portion of its assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold its assets as cash.  The Fund also may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes.  (See “Investment Practices and Related Risk Factors—Money Market Instruments.”) The Portfolio Managers may also invest in such cash equivalents.

STRUCTURE

The Fund is a specialized investment vehicle that combines many of the features of a hedge fund with those of a closed-end investment company.  Hedge funds are unregistered, commingled asset pools that are often aggressively managed and offered in large minimum denominations (often over $1 million) through private placements to a limited number of high net worth individuals and institutional investors.  The Fund’s hedge fund investments may primarily include offshore investment vehicles that may subject taxable investors’ capital gains (including unrealized capital gains) to tax at ordinary income rates (See “Certain Tax Matters.”).  The investment advisers of these funds are typically compensated through asset-based fees and performance-based allocations.  Closed-end investment companies are 1940 Act registered pools typically organized as corporations or business trusts that usually are managed more conservatively than most hedge funds.  They generally impose relatively modest minimum initial investment requirements (often less than $2,000) and are publicly offered to a broad range of investors.  The managers of these companies are typically compensated through asset-based (but not performance-based) fees.

The Fund is similar to a hedge fund in that its assets are actively managed and the Shares are sold solely to high net worth individuals and institutional investors, but differs from a typical hedge fund in that it permits investments in relatively modest minimum denominations.  The structure of the Fund is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many hedge funds.

INVESTMENT PROGRAM

Investment Objective

The Fund’s investment objective is to achieve long-term capital appreciation while attempting to reduce volatility relative to the equity markets.  The Fund seeks to accomplish its investment objective by investing its assets primarily in a broad mix of hedge funds and other similar investment vehicles (“Portfolio Funds”) that are managed by a select group of portfolio managers (“Portfolio Managers”) that invest in a variety of financial markets and utilize a broad range of alternative investment strategies.  The Fund’s hedge fund investments may primarily include offshore investment vehicles that may subject taxable investors’ capital gains (including unrealized capital gains) to tax at ordinary income rates (See “Certain Tax Matters.”).

At present, there are a number of money managers whose services are not generally available to the investing public.  These managers, who generally place stringent restrictions on the number of persons whose money they will manage, employ a wide variety of investment strategies and techniques.  By investing through this varied group, the Fund seeks to provide investors with access to the varied skills and expertise of these managers while at the same time seeks to lessen the risks and volatility associated with investing through any single money manager.  An investment in the Fund also enables investors to avoid, to a significant extent, the high minimum investment requirements typically imposed on individual investors by Portfolio Managers.

The Fund expects to invest among broad categories of investment strategies and techniques.  A.P. Management Company, LLC (the “Adviser”) does not follow a rigid investment policy which would limit the Fund from participating in any single market, strategy or investment.  Portfolio Managers are permitted to utilize leverage and invest in long and short positions in equities, options, warrants, fixed income securities, financial and commodity futures, currency forwards, over-the-counter derivative instruments, securities that lack active public markets, repurchase and reverse repurchase agreements, preferred stocks, convertible bonds and other financial instruments.  When they determine that such an investment policy is warranted, Portfolio Managers may invest without limitation in cash and cash equivalents.

Portfolio Manager Selection Process.  It is the responsibility of the Adviser to research and determine the identity of the Portfolio Managers, to satisfy itself as to the suitability of the terms and conditions of the funds they manage (or, where relevant, to negotiate the respective investment advisory agreements) and to allocate and reallocate the Fund’s assets among Portfolio Managers.  The Adviser will allocate the Fund’s assets among Portfolio Managers using its proprietary knowledge and experience to seek the optimal mix of investment sectors and styles given its outlook for the economic and investment environment.  It is possible that the Adviser’s determination of a Portfolio Manager’s strategy may differ from how others classify such manager’s strategy or that the Adviser’s determination may change over time.

The Adviser is responsible for selecting Portfolio Managers and determining the portion of the Fund’s assets to be allocated to each Portfolio Manager.  In seeking to deliver its desired investment results, the Adviser looks to perform a rigorous combination of qualitative and quantitative investment and operational due diligence to evaluate Portfolio Managers.  The Adviser researches, interviews, evaluates and selects Portfolio Managers and regularly monitors the Portfolio Managers selected.  The Adviser seeks to identify managers believed to demonstrate the potential to achieve significant capital appreciation.  Portfolio Managers are generally chosen on the basis of some or all of the following selection criteria established by the Adviser, including an analysis of the Portfolio Manager’s performance during various time periods and market cycles, the Portfolio Manager’s reputation, the Adviser’s outlook for the strategy employed, the degree to which a specific Portfolio Manager complements the Fund’s portfolio of investments and correlates to the strategies employed by other Portfolio Managers selected by the Adviser, the degree to which the Adviser utilizes leverage, the size and efficiency of assets managed by the Portfolio Manager, and/or the degree to which the Portfolio Manager has a personal investment in the investment program.  In addition, the Portfolio Manager’s ability to provide requested reporting and its internal controls are considered.  Prior to investing with a Portfolio Manager, the Adviser will meet with the Portfolio Manager to discuss the Portfolio Manager’s investment program and organization.  Portfolio Managers are generally compensated on terms which will usually include asset-based and performance-based fees or allocations made by, or charged to, the relevant Portfolio Fund.

Portfolio Managers may invest in a wide range of instruments, including, but not limited to, U.S. and foreign equities and equity-related instruments, currencies, commodities, futures and fixed income and other debt-related instruments, cash and cash equivalents, options and warrants.  The Adviser expects that Portfolio Managers will utilize both over-the-counter and exchange traded instruments (including derivative instruments), trade on margin and engage in short sales.  In addition, Portfolio Managers are permitted to utilize leverage and are not subject to 1940 Act limitations in this regard.

The Fund’s multi-asset, multi-manager structure seeks to take advantage of broad market opportunities.  The Fund will not follow a rigid investment policy that would restrict it from participating in any market, strategy or investment.  In fact, subject to certain limitations described herein, the Fund’s assets may be deployed in whatever markets or strategies are deemed appropriate under prevailing economic and market conditions to attempt to achieve long-term capital appreciation.  The Adviser seeks to monitor each Portfolio Manager on a regular basis by reviewing, among other things, information on performance, portfolio exposures and risk characteristics.  The identity and number of Portfolio Managers is likely to change over time.  The Adviser may withdraw from or invest in different Portfolio Funds without prior notice to, or the consent of, the shareholders.

The Adviser has developed a disciplined and detailed program for identifying, evaluating and monitoring Portfolio Managers.  After allocating assets to a Portfolio Manager, the Adviser reviews the Portfolio Manager’s investment performance and other factors in determining whether allocation of the Fund’s assets to the Portfolio Manager continues to be appropriate.

As noted above, Portfolio Managers generally conduct their investment programs through Portfolio Funds.  Portfolio Funds in which the Fund invests are not expected to be registered under the 1940 Act.

Portfolio Funds and Portfolio Accounts.  The Fund invests its assets primarily in Portfolio Funds.  Although it is not currently anticipated, the Fund may on occasion retain one or more Portfolio Managers to manage and invest designated portions of the Fund’s assets (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner or managing member of the vehicle and the Fund will be the sole limited partner or member).  Any arrangement in which the Fund retains a Portfolio Manager to manage a separate account or separate investment vehicle is referred to as a “Portfolio Account.” Portfolio Managers for which such an investment vehicle is formed and Portfolio Managers who manage assets directly for the Fund on a managed account basis are collectively referred to as “Sub-Managers.”

The Fund will limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an order of the Securities and Exchange Commission (the “SEC”) (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions.  This limitation on voting rights is intended to ensure that a Portfolio Fund is not deemed an “affiliated person” of the Fund for purposes of the 1940 Act, which may potentially impose limits on transactions with the Portfolio Funds by the Fund.  The Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions.  However, to facilitate investments in smaller Portfolio Funds deemed attractive by the Adviser, the Fund may purchase non-voting securities of, or waive its right to vote its interests in, Portfolio Funds.  This determination is generally made by the Adviser, in consultation with counsel to the Fund.  In this regard, the Board has adopted procedures relating to the Fund’s waiver of voting rights, for purposes of assuring adherence to the foregoing limitations.  Under these procedures, waivers must be written, irrevocable commitments and, when implemented, must result in the Fund not owning more than 5% of the outstanding voting securities of the applicable Portfolio Fund.  Further, the waivers would only be implemented if they would result in the Fund having greater flexibility (under the 1940 Act affiliated transaction restrictions) to transact with the relevant Portfolio Fund(s) (i.e., make additional investments in, or withdraw from, the Portfolio Fund).  In this regard, the Board has adopted procedures relating to the Fund’s waiver of voting rights, for purposes of assuring adherence to the foregoing limitations.  Although the Fund may hold non-voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Fund to limit its position in any one Portfolio Fund, if investments in a Portfolio Fund by the Fund will equal or exceed 25% of the Portfolio Fund’s assets, or such lower percentage limit as may be determined by the Fund in consultation with its counsel.  These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.

Portfolio Fund Investment Practices.  Unregistered investment funds typically provide greater flexibility than traditional investment funds (e.g., registered investment companies) as to the types of securities that may be owned, the types of trading strategies that may be employed and, in some cases, the amount of leverage that may be used.  Portfolio Managers utilized by the Fund may invest and trade in a wide range of securities, financial instruments and markets and may pursue a variety of investment strategies.  These investments may include, but are not limited to, U.S. and foreign equity and fixed income securities.  The investment programs of Portfolio Managers may also involve the use of a variety of sophisticated investment techniques, for both hedging and non-hedging purposes, including:  short sales of securities; use of leverage (i.e., borrowing money for investment purposes); and transactions in derivative securities and other financial instruments such as swaps, stock options, index options, futures contracts and options on futures.  These techniques may, in some cases, be an integral part of a Portfolio Manager’s investment program and involve significant risks.  Portfolio Managers are generally not limited in the markets (either by location or type, such as large capitalization, small capitalization or foreign markets) in which they invest or the investment discipline that they may employ (such as value or growth or bottom-up or top-down analysis).

Portfolio Funds in which the Fund invests are not subject to the investment restrictions of the Fund and, unless registered under the 1940 Act, are not subject to any of the investment limitations imposed by the 1940 Act.

Temporary Investments.  During periods of adverse market conditions in the securities markets, as determined by the Adviser, the Fund may temporarily invest all or any portion of its assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold its assets as cash.  The Fund also may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes.  (See “Investment Practices and Related Risk Factors—Money Market Instruments.”)

The Fund’s investment program is speculative and entails substantial risks.  There can be no assurance that the investment objectives of the Fund or any Portfolio Fund will be achieved or that their investment programs will be successful.  In particular, use of leverage, short sales and derivative transactions by Portfolio Managers, and limited diversification can, in certain circumstances, result in significant losses to the Fund.  Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved.  Investors in the Fund could lose some or all of their investment.

Investment Strategies

The Fund seeks to provide investors with exposure to a broad mix of hedge fund strategies by investing in Portfolio Funds.  The Adviser follows a well-developed investment process consisting of a rigorous evaluation of Portfolio Managers.

The Portfolio Managers with whom the Fund invests may employ one or more of the investment strategies discussed below, among others.  The discussion of particular strategies below is not, in any way, intended to predict the mix of strategies that will be represented in the Fund’s portfolio.  In fact, only a limited selection of the strategies listed below may be represented in the portfolio.

Relative Value

Relative value strategies typically seek to exploit differences in valuation through the simultaneous purchase and sale of related financial instruments.

☐	Convertible Arbitrage. This strategy typically involves seeking to take advantage of the convex price relationship between a convertible bond and the underlying equity by buying the convertible security and simultaneously trading a short position in the underlying equity according to the changing price relationship. (The “convex price relationship” means that as the value of a bond yield increases, the price of the bond decreases.) Other elements of the strategy include carry trades, capital structure arbitrage, private transactions, short convertible positions, and special situations arising from unique convertible features such as call premium, change of control puts and mandatory convert structures.

☐	Credit - Relative Value. This strategy involves seeking to exploit differences in relative pricing between securities within an issuer’s capital structure or between related instruments referencing an issuer or issuers where historical relationships are mis-priced and there is reason to believe they may converge or diverge. These strategies are generally implemented by taking off-setting long and short positions in similar or related securities when their values, which are historically or mathematically interrelated, are temporarily distorted. Profit is realized when the skewed relationship between the securities returns to normal. This strategy also encompasses managers who trade credit exposures on a fundamental basis seeking returns from both long and short positions. Credit- Relative Value strategies primarily trade corporate debt instruments and bank loans; however they may also invest in equities and credit derivatives (both single name and indices).

☐	Equity (Market Neutral – Fundamental/Trading). This strategy utilizes primarily discretionary, qualitative processes to select securities and construct equity portfolios that are typically sought to be managed with relatively low net long or short exposure–typically +/-20%. This strategy incorporates both high-turnover active trading styles, as well as longer-horizon fundamentally oriented investment approaches. While primarily driven by fundamental bottom-up stock selection, tactical considerations are also given to current and projected market dynamics.

☐	Equity (Market Neutral – Quantitative). This strategy utilizes quantitative processes to screen and select securities and to construct portfolios that are typically sought to be managed with a relatively low long/short net exposure. The strategy typically incorporates longer term fundamentally-driven strategies and short term technically-driven statistical arbitrage strategies. Longer term strategies typically focus on fundamental signals such as earnings, accruals, valuation, analyst upgrades/downgrades, return ratios and technical signals including long term momentum, institutional fund flows, insider selling, and market sentiment. The short term, technically driven strategies utilize statistical models to identify mean reversion and short term momentum opportunities based on technical data including price, volume, volatility, and news.

☐	Fixed Income Relative Value. This strategy focuses on taking advantage of temporary pricing anomalies in, along, and between related instruments in interest rate and currency markets (both through direct trades and related derivative instruments). Trades are often based on deviations from historical relationships, with the expectation of mean reversion over time or a catalyst generating the correction. Trades can be directional or conditional in nature and are almost always expressed through derivative transactions, including futures, interest rate swaps, options, options on swaps and forwards. Examples of such styles are discretionary trades focused on the shape and slope of yield curves and relative mis-pricings between rates within and between regions.

☐	Systematic Relative Value. This strategy employs a model driven approach to relative value trading within major global asset classes, including equities, interest rates, commodities and currencies. Pricing anomalies are identified through fundamental, macro-economic, and technical analysis, while individual trades tend to focus on medium or long-term mean reversion, typically at the country or asset class level or between commodity classes. Portfolio Managers employ a research intensive investment process in order to identify and analyze relevant drivers of markets and security prices which are then translated into signals/factors. These signals are incorporated into the model through an integration process, and properly weighted to minimize factor correlation and limit concentration. Portfolio Managers dedicate significant resources to on-going research and development to enable continued identification of new alpha and risk factors, as well as to further enhance and refine portfolio optimization and trade execution processes.

☐	Volatility Arbitrage. This strategy involves seeking to exploit mis-pricings in volatility between options or between the relative volatility of options versus their underlying securities, primarily in equity and fixed income markets, but also in credit and currency markets.

Event-Driven

Event-driven strategies, a number of which are depicted below, involve investing in securities of firms currently or prospectively involved in a wide variety of corporate transactions where the investment thesis is predicated on the anticipated effect of a specific event.  Corporate events may include mergers, acquisitions and other situations which alter a company’s financial structure and operating strategy.

☐	Credit – Event. This strategy involves investing in catalyst-driven opportunities created by significant events, such as spin-offs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate restructurings. Trades are primarily expressed in the debt securities of companies, but may include all parts of a company’s capital structure including equity. This strategy also incorporates loan origination investments, which typically focus on providing asset-based loans, real estate-related investments, bridge financing, and mezzanine financing. These transactions may include long-dated warrants to increase the lender’s total return.

☐	Equity – Event. This strategy focuses on catalyst-driven investment opportunities which may arise from a wide range of company-specific or industry-related events, legislative or regulatory changes, industry consolidations or other events. Company-specific restructuring activities typically include buying or selling assets, entering into a new business or strategic initiative, leaving or discontinuing an existing business (including spin-offs and split-offs), or undergoing a change or reorganization of the capital structure, balance sheet or finances of the company. In certain cases, the catalyst or motivation for corporate change may be external forces, such as activist investors. This strategy also incorporates special situation investments, which generally involve deep fundamental analysis to identify mis-priced securities and may also include “value with a catalyst” type trades, top-down or thematic-oriented trades, and investments that may be more opportunistic in nature or longer in duration.

☐	Risk Arbitrage. This strategy involves investing in securities of companies that are subject to publicly announced corporate events such as an acquisition, merger, divestiture, tender offer or exchange offer. Typically, the share price of the target company will trade at a discount to the purchase price offered by the acquiring company due to uncertainty regarding the successful completion of the transaction. Successful execution of the strategy requires the Portfolio Manager to assess the probability and likely timing of the proposed transaction being completed. The Portfolio Manager must then determine whether the spread between the offer price and the market price provides sufficient compensation for assuming the risk of the transaction failing to complete. In cash transactions, the Portfolio Manager purchases shares of the target company and may hedge market and/or sector risks. In the case of a share-for-share transaction, the Portfolio Manager will typically purchase shares of the target company and sell short shares of the acquiring company. Where the Portfolio Manager feels a transaction is likely to fail, the trade will consist of a short position in the target company and long position in the acquiring company.

☐	Stressed / Distressed Credit. This strategy involves investing in securities of companies under financial stress or involved in formal bankruptcy proceedings. While the strategy is predominantly oriented towards debt instruments, investments may be made across a company’s capital structure (including bank loans, bonds, subordinated debt and equity). Derivatives such as credit default swaps and listed options may be used both for hedging purposes and to express risk. In situations where a company is under financial stress, value is typically unlocked via an event such as the sale of assets or a refinancing. Participation in restructuring and bankruptcy proceedings requires a more process-driven investment approach incorporating both financial and legal expertise. Once the “fulcrum security” (the debt instrument most likely to convert to equity in a restructuring) is correctly identified Portfolio Managers can extract value from the legal process including participation on creditor committees and in court proceedings.

Equity / Long Short

Equity Long/Short strategies seek to identify equities that are trading under or over their perceived economic/intrinsic value.  These strategies are generally implemented by employing rigorous bottom up fundamental research to properly incorporate all available company specific news and information to determine if the market has under or over-discounted the fair value of a stock thereby presenting buying or selling opportunities.  These strategies include:

☐	Equity (Long/Short – Long-Biased, Low Net & Variable Exposure). This strategy employs rigorous fundamental and qualitative analysis with a broad investment scope. The investment process generally includes evaluating company management, determining each company’s competitive position, and analyzing financial statements, valuation metrics, and earnings growth prospects. Investment theses are based on a bottom-up company specific basis and expressed in long and/or short positions primarily in equities and equity derivatives. This strategy is constrained with regards to net exposure, and may vary in terms of leverage usage, position concentration limits, and holding periods.

o	Long-Biased. In Long-Biased funds, Portfolio Managers maintain a consistently net long market exposure, typically greater than 40% of net asset value.

o	Low Net. In Low Net funds, Portfolio Managers maintain relatively consistent net market exposures in the range of negative -10% to positive +20% of net asset value.

o	Variable Exposure. In Variable Exposure funds, Portfolio Managers can increase their net and gross exposure in an opportunistic and variable manner. These Portfolio Managers can have exposure levels range anywhere from a net short position to a net long position. These Portfolio Managers do not have a structural net exposure tendency.

☐	Equity (Long/Short - Sector/Region). This strategy employs rigorous fundamental and qualitative research with a narrow investment scope, typically focused on specific sectors or regions. The investment process generally includes evaluating company management, determining each company’s competitive position, and analyzing financial statements, valuation metrics, and earnings growth prospects. Investment theses are based on a bottom-up company specific basis and expressed in long and/or short positions primarily in equities and equity derivatives. The strategies are unconstrained with regards to net exposure, and may vary in their leverage employed, position concentration limits, and holding periods. Portfolio Managers in this category seek to focus on a niche area where they have deep levels of expertise and can leverage a strong network of contacts to provide them with an informational edge.

Macro

Macro strategies (an example of which is depicted below) seek to analyze macroeconomic variables to identify dislocations and forecast future moves in global asset prices on an outright directional or relative value basis.  A variety of different trading and investing styles can be utilized to identify opportunities across an unconstrained universe of markets and products.

☐	Discretionary Global. This strategy involves using fundamental and macroeconomic inputs to identify investment opportunities across a broad array of asset classes and geographies. Certain Portfolio Managers may exhibit greater specialization in a particular asset class or region where they are able to leverage a greater informational advantage, given prior experience or mandate focus. This strategy is often not market neutral and typically involves directional trades as well as relative value spread trades between related instruments. Substantial investment and trading experience is needed to synthesize and reconcile large amounts of information to make largely qualitative assessments weighing a continuous flow of data that may further support or conflict with market views. Given the diverse and potentially complex nature of the asset classes and instruments traded within this strategy, risk management, including the sizing and timing of building and exiting individual positions, is a critical component of this strategy.

Tail Hedge

This strategy seeks to take on exposures that will rise in value during periods of market stress, and particularly during those types of events that are likely to have an adverse impact on the core strategies within a given portfolio.  Ideally, this class of funds will have a non-linear, option-like profile where a small premium is expended during flat or positive periods, and then exhibit a highly positively convex payout profile as market conditions deteriorate.  Tail hedges may be expressed via short equity or credit exposures, purchase of out-of-the-money put options, long volatility positions, being long “flight-to-safety” assets and spreads, and via trend following algorithms among others.

Tactical and Other Strategies

Portfolio Managers may invest in a variety of strategic and opportunistic investment strategies not captured above, such as certain arbitrage strategies in addition to those described above, private placements, real estate-related investments and short-term trading opportunities.  Many of the Portfolio Managers have the discretion to invest in multiple strategies or to use combinations of the strategies summarized above.  The Adviser and the Portfolio Managers also have the discretion to invest in high quality fixed income securities, cash and cash equivalents.  The Adviser may, in its discretion, select Portfolio Managers who trade in non-U.S. markets and/or securities that are not U.S. dollar-denominated.

Negotiation of Terms

In some cases, the Adviser actively negotiates the terms of an investment with a Portfolio Manager.  The primary items that may be negotiated are management fee, liquidity and reporting transparency.  These revised terms are typically reflected in a “side letter” that modifies the generic offering terms.

Redemption of Investments

When determined to be appropriate, the Adviser will withdraw the Fund’s investment from a Portfolio Fund.  There may be certain limitations on the Fund’s ability to withdraw its assets from Portfolio Funds.  (See “Additional Risk Factors—Liquidity Risks.”) These withdrawals can be for structural or strategic reasons (e.g., to emphasize a certain strategy based on market conditions) or for specific reasons (e.g., strategy/style drift; departure of key personnel; underperformance relative to peers or relative to expectations).  Withdrawals may also be made to fund repurchase requests.

Portfolio Managers

The identity and number of Portfolio Managers will change over time.  The Adviser may withdraw from or invest in Portfolio Funds in its discretion.  Any retention of a Sub-Manager to manage a Portfolio Account would be subject to the approval of the Board, including a majority of the persons comprising the Board of the Fund who are not “interested persons,” as defined by the 1940 Act.  It would also be subject to the approval of investors in the Fund, unless the Fund seeks and obtains an order of the SEC exempting the Fund from this requirement.  The Fund’s participation in any Portfolio Account arrangement will be subject to the requirement that the Sub-Manager be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and the Fund’s contractual arrangements with the Sub-Manager will be subject to the requirements of the 1940 Act applicable to investment advisory contracts.  The termination of Portfolio Managers and the addition of Portfolio Managers that do not manage Portfolio Accounts do not require the approval of investors in the Fund.

Certain of the Portfolio Managers chosen for the Fund’s portfolio may be registered as investment advisers under the Advisers Act, or similar state statutes.  The Adviser does not require any Portfolio Managers it selects for the Fund to be so registered.

Borrowing; Use of Leverage

The Fund generally does not expect to engage in borrowings other than on a short-term or temporary basis.  The Fund has established a line of credit agreement with Credit Suisse International. The line of credit is used primarily for relatively short term borrowings for investment purposes (e.g., investments in Portfolio Funds pending receipt of cash from investor subscriptions or withdrawals from Portfolio Funds), and may also be used to meet repurchase requests, and/or for cash management purposes.

Portfolio Funds generally are permitted to borrow money for a variety of purposes.  The use of borrowings for investment purposes is known as “leverage” and involves a high degree of risk.  Any borrowings for investment purposes (other than on a short-term or temporary basis) by the Fund would be made solely for Portfolio Accounts and are not a principal investment strategy of the Fund.  The investment programs of certain Portfolio Managers may make extensive use of leverage.

The Fund is subject to the 1940 Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”).  This means that the value of the Fund’s total indebtedness may not exceed one-third the value of their total assets (including such indebtedness).

These limits do not apply to the Portfolio Funds (except for Portfolio Funds that are registered under the 1940 Act) and, therefore, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds.  (See “Investment Practices and Related Risk Factors—Leverage.”) The Asset Coverage Requirement applies to borrowings by the Fund, as well as to other transactions by the Fund that can be deemed to result in the creation of a “senior security.” Generally, in conjunction with investment positions for the Fund that are deemed to constitute senior securities, the Fund must:  (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the investment position with offsetting portfolio securities.  Segregation of assets or covering investment positions with offsetting portfolio securities may limit the Fund’s ability to otherwise invest those assets or dispose of those securities.  The Fund’s ability to pay dividends (other than in Shares) or make any other distributions with respect to, or any repurchases of, its Shares will be restricted in the event the Asset Coverage Requirement is not met.

INVESTMENT PRACTICES AND RELATED RISK FACTORS

General

All investments made by the Fund risk the loss of capital.  The Portfolio Managers may utilize such investment techniques as margin transactions, short sales, option transactions and forward and futures contracts, which practices can, in certain circumstances, maximize the adverse impact to which the Fund may be subject.  No guarantee or representation is made that the Fund’s program will be successful, and investment results may vary substantially over time.  (See “Investment Program.”)

This section discusses the types of financial instruments that are used by Portfolio Managers, the types of investment practices that may be used and the risk factors associated with these instruments and practices.  The impact of a particular risk on a Portfolio Fund will, in turn, have a corresponding impact on the Fund.

PAST RESULTS OF THE PORTFOLIO MANAGERS SELECTED BY THE ADVISER ARE NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE.  NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED.

Equity Securities

Portfolio Funds’ investments may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers.  Portfolio Funds also may invest in depositary receipts relating to foreign securities.  (See “Foreign Securities” below.) Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Portfolio Managers may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies.  The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies because these securities typically are traded in lower volume and the issuers typically are subject to greater changes in earnings and prospects.  Portfolio Managers may purchase securities in all available securities trading markets.

Common Stocks.  Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity’s preferred stock and other senior securities.  Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stocks.  Preferred stock generally has a preference as to dividends, and upon the event of liquidation, a preference over an issuer’s common stock, but ranks junior to debt securities in an issuer’s capital structure.  Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors.  Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid.  Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities.  Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula.  A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged.  Convertible securities have unique investment characteristics, in that they generally (1) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (2) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (3) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock).  The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline.  The credit standing of the issuer and other factors may also have an effect on the convertible security’s investment value.  The conversion value of a convertible security is determined by the market price of the underlying common stock.  If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value.  Generally, the conversion value decreases as the convertible security approaches maturity.  To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value.  A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.  If a convertible security held by a Portfolio Fund is called for redemption, a Portfolio Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party.  Any of these actions could have an adverse effect on a Portfolio Fund’s ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

Bonds and Other Fixed-Income Securities

Portfolio Funds may invest in bonds and other fixed-income securities.  Portfolio Managers will invest in these securities when they offer opportunities for capital appreciation and may also invest in these securities for temporary defensive purposes and to maintain liquidity.

Fixed-income securities include, among other securities:  bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. government or one of its agencies or instrumentalities (“U.S. Government Securities”) or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities.  These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations.  Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

Portfolio Managers may invest in both investment grade and non-investment grade debt securities.  Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (“NRSRO”) in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by a Portfolio Manager to be of comparable quality.  Non-investment grade debt securities (typically called “junk bonds”) are securities that have received a rating from an NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.  Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default.  Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities.  An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default.  In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

Foreign Securities

Portfolio Managers may invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent indirect interests in securities of foreign issuers.  Foreign securities in which Portfolio Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets.  Investments in foreign securities are affected by risk factors generally not thought to be present in the U.S. These factors include, but are not limited to, the following:  varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the U.S.; the unavailability of financial information regarding the foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of a Portfolio Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries.  Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated.  Investment in foreign countries also involves higher brokerage and custodian expenses than does investment in domestic securities.

Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies.  A decline in the exchange rate would reduce the value of certain of a Portfolio Fund’s foreign currency denominated portfolio securities irrespective of the performance of the underlying investment.  In addition, a Portfolio Fund may incur costs in connection with conversion between various currencies.  The foregoing risks may be greater in emerging and less developed countries.  (See “Investment Practices and Related Risk Factors --- Special Investment Instruments and Techniques —Emerging Market Investments.”)

A Portfolio Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective.  Forward contracts are transactions involving a Portfolio Fund’s obligation to purchase or sell a specific currency at a future date at a specified price.  Forward contracts may be used by a Portfolio Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when a Portfolio Fund anticipates purchasing or selling a foreign security.  This technique would allow the Portfolio Fund to “lock in” the U.S. dollar price of the security.  Forward contracts may also be used to attempt to protect the value of a Portfolio Fund’s existing holdings of foreign securities.  There may be, however, imperfect correlation between a Portfolio Fund’s foreign securities holdings and the forward contracts entered into with respect to those holdings.  Forward contracts may also be used for non-hedging purposes to pursue a Portfolio Fund’s investment objective, such as when a Portfolio Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Portfolio Fund’s investment portfolio.  There is no requirement that the Portfolio Funds hedge all or any portion of their exposure to foreign currency risks.

Leverage

Some or all of the Portfolio Managers may make margin purchases of securities and, in that regard, can borrow money from brokers and banks for investment purposes.  This practice, which is known as “leverage,” is speculative and involves certain risks.  The Fund may also borrow money as discussed under “Investment Program—Borrowing; Use of Leverage.”

Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security’s value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets.  Borrowings to purchase equity securities typically will be secured by the pledge of those securities.  The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions.

Although leverage can increase investment return if a Portfolio Fund earns a greater return on investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if a Portfolio Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds.  The use of leverage will therefore magnify the volatility of changes in the value of investments held by Portfolio Funds that engage in this practice.  In the event that a Portfolio Fund’s equity or debt instruments decline in value, the Portfolio Fund could be subject to a “margin call” or “collateral call,” pursuant to which the Portfolio Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value.  In the event of a sudden, precipitous drop in value of a Portfolio Fund’s assets, the Portfolio Manager might not be able to liquidate assets quickly enough to pay off the Portfolio Fund’s borrowing.  Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased.  Portfolio Funds also may be required to maintain minimum average balances in connection with borrowings or to pay commitment or other fees to maintain lines of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.  These risks are magnified under circumstances where the Fund engages in permissible borrowing transactions as discussed in “Investment Program—Borrowing; Use of Leverage.”

Short Sales

Some or all of the Portfolio Managers may attempt to limit a Portfolio Fund’s exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Portfolio Manager believes possess volatility characteristics similar to those being hedged.  In addition, Portfolio Managers may use short sales for non-hedging purposes to pursue their investment objectives.  For example, a Portfolio Fund may effect a short sale of a security if, in the Portfolio Manager’s view, the security is over-valued in relation to the issuer’s prospects for growth.

To effect a short sale, a Portfolio Fund will borrow a security from a brokerage firm to make delivery to the buyer.  The Portfolio Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement.  The price at such time may be more or less than the price at which the security was sold by the Portfolio Fund, which would result in a loss or gain, respectively.  This investment technique is considered speculative.  A short sale of a security involves the risk of an unlimited increase in the market price of the security which could result in an inability to cover the short position and thus a theoretically unlimited loss.  There can be no assurance that securities necessary to cover a short position will be available for purchase.

Repurchase Agreements

Repurchase agreements are agreements under which a Portfolio Fund or the Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Portfolio Fund at a higher price on a designated future date.  If the seller under a repurchase agreement becomes insolvent, the Portfolio Fund’s right to dispose of the securities may be restricted, or the value of the securities may decline before the Portfolio Fund is able to dispose of them.  In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Portfolio Fund may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities.  If the seller defaults, the value of the securities may decline before the Portfolio Fund is able to dispose of them.  If a Portfolio Fund enters into a repurchase agreement that is subject to foreign law and the other party defaults, the Portfolio Fund may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and may suffer delays and losses in disposing of the collateral as a result.

Reverse Repurchase Agreements

Reverse repurchase agreements are a form of borrowing that involves a sale of a security by a Portfolio Fund to a bank or securities dealer and the Portfolio Fund’s simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date.  These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Portfolio Fund.  Reverse repurchase transactions are a form of leverage and may increase the volatility of a Portfolio Fund’s investment portfolio.

Foreign Currency Transactions

Portfolio Funds may engage in foreign currency transactions for a variety of purposes, including to fix in U.S. dollars, between trade and settlement date, the value of a security a Portfolio Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Portfolio Fund already owns, particularly if a Portfolio Manager expects a decrease in the value of the currency in which the foreign security is denominated.  Portfolio Funds may, in some cases, purchase and sell foreign currency for non-hedging purposes.

Foreign currency transactions may involve the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve a Portfolio Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Portfolio Fund contracted to receive in the exchange.  A Portfolio Manager’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Money Market Instruments

Portfolio Managers may, for defensive purposes or otherwise, invest some or all of a Portfolio Fund’s assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Portfolio Manager deems appropriate under the circumstances.  The Fund also may invest in these instruments for liquidity purposes.  Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Purchasing Initial Public Offerings

Portfolio Managers may purchase securities of companies in initial public offerings or shortly thereafter.  Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer and limited operating history.  These factors may contribute to substantial price volatility for the shares of these companies and, thus, for Shares.  The limited number of shares available for trading in some initial public offerings may make it more difficult for a Portfolio Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices.  In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors.  Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving them.

Special Investment Instruments and Techniques

Portfolio Managers may utilize a variety of special investment instruments and techniques (described below) to hedge the portfolios of the Portfolio Funds against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue a Portfolio Fund’s investment objective.  These strategies may be executed through derivative transactions.  The instruments the Portfolio Managers may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur.  Certain of the special investment instruments and techniques that the Portfolio Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Derivatives.  Some or all of the Portfolio Managers may invest in, or enter into, derivatives (“Derivatives”).  These are financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate.  Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole.  Derivatives permit a Portfolio Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Portfolio Manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on a Portfolio Fund’s performance.

If a Portfolio Manager invests in Derivatives at inopportune times or judges market conditions incorrectly, such investments may lower a Portfolio Fund’s return and result in a loss.  A Portfolio Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if a Portfolio Manager is unable to liquidate its position because of an illiquid secondary market.  The market for many Derivatives is, or suddenly can become, illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

Options and Futures.  Portfolio Managers may utilize options and futures contracts.  They also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other financial intermediaries.  Options transactions may be effected on securities exchanges or in the over-the-counter market.  When options are purchased over-the-counter, a Portfolio Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract.  Such options may also be illiquid and, in such cases, a Portfolio Fund may have difficulty closing out its position.  Over-the-counter options purchased and sold by the Portfolio Funds also may include options on baskets of specific securities.

Portfolio Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives.  A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option.  Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.  A covered call option is a call option with respect to which a Portfolio Fund owns the underlying security.  The sale of such an option exposes a Portfolio Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security.  A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Portfolio Fund’s books to fulfill the obligation undertaken.  The sale of such an option exposes a Portfolio Fund during the term of the option to a decline in the price of the underlying security while depriving the Portfolio Fund of the opportunity to invest the segregated assets.

A Portfolio Manager may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security.  A Portfolio Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof.  To close out a position as a purchaser of an option, a Portfolio Manager would ordinarily make a similar “closing sale transaction,” which involves liquidating the Portfolio Fund’s position by selling the option previously purchased, although the Portfolio Manager would be entitled to exercise the option should it deem it advantageous to do so.

Portfolio Managers may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States.  Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States.  Foreign markets, however, may have greater risk potential than domestic markets.  For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract.  In addition, any profits a Portfolio Fund might realize in trading could be eliminated by adverse changes in the exchange rate, or a Portfolio Fund could incur losses as a result of those changes.  Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not.  Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

Engaging in these transactions involves risk of loss to the Portfolio Funds which could adversely affect the value of the Fund’s net assets.  No assurance can be given that a liquid market will exist for any particular futures contract at any particular time.  Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day.  Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day.  Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Portfolio Funds to substantial losses.

Successful use of futures also is subject to the Portfolio Manager’s ability to predict correctly movements in the direction of the relevant market and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Pursuant to regulations or published positions of the SEC, a Sub-Manager may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity.  The segregation of such assets will have the effect of limiting the Sub-Manager’s ability otherwise to invest those assets.

Portfolio Managers may purchase and sell stock index futures contracts for the Portfolio Funds.  A stock index future obligates a Portfolio Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

Portfolio Managers may purchase and sell interest rate futures contracts for the Portfolio Funds.  An interest rate future obligates a Portfolio Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

Portfolio Managers may purchase and sell currency futures.  A currency future obligates a Portfolio Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

Call and Put Options on Securities Indices.  Portfolio Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objective.  A stock index fluctuates with changes in the market values of the stocks included in the index.  Accordingly, successful use by a Portfolio Manager of options on stock indexes will be subject to the Portfolio Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment.  This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights.  Portfolio Funds may purchase warrants and rights.  Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities.  Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company.  Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.  As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities.  In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements.  Portfolio Funds may enter into equity, interest rate, index and currency rate swap agreements.  These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Portfolio Fund had invested directly in the asset that yielded the desired return.  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year.  In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor.  The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index.  Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by Portfolio Funds would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, a Portfolio Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”).  The risk of loss with respect to swaps is limited to the net amount of interest payments that a Portfolio Fund is contractually obligated to make.  If the other party to a swap defaults, a Portfolio Fund’s risk of loss consists of the net amount of payments that the Portfolio Fund contractually is entitled to receive.

The Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act, as amended, and therefore the Adviser is not subject to registration and regulation as a commodity pool operator with respect to investment advisory services rendered to the Fund.  In connection with this claimed exclusion, the Adviser expects to comply with the requirements of CFTC Letter No.  12-38 from the Division of Swap Dealer and Intermediary Oversight.  Subject to the satisfaction of certain conditions, the letter temporarily exempts the Adviser from registration as a commodity pool operator under Rule 4.5 of the Commodity Exchange Act regarding the application of the de minimis commodity trading requirements set forth in the rule to the Fund and other similar fund of funds products.

Forward Trading.  Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis.  Forward and “cash” trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable.  The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.  There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell.  Disruptions can occur in any market traded by a Portfolio Manager due to unusually high trading volume, political intervention or other factors.  The imposition of controls by governmental authorities might also limit such forward (and futures) trading to less than that which the Portfolio Managers would otherwise recommend, to the possible detriment of the Fund.  Market illiquidity or disruption could result in major losses to the Fund.  In addition, managed accounts or investment funds in which the Portfolio Fund has an interest may be exposed to credit risks with regard to counterparties with whom the Portfolio Managers trade as well as risks relating to settlement default.  Such risks could result in substantial losses to the Fund.  To the extent possible, the Adviser will endeavor to select Portfolio Managers that it believes will deal only with counterparties that are creditworthy and reputable institutions, but such counterparties may not be rated investment grade.

Emerging Market Investments.  A Portfolio Manager may invest in securities of companies based in emerging countries or issued by the governments of such countries.  Investing in securities of certain of such countries and companies involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in substantially greater price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict a Portfolio Manager’s investment opportunities; and problems that may arise in connection with the clearance and settlement of trades.  In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries.  There is also less regulation, generally, in emerging countries designed to protect investors than there is in more developed countries.  Placing securities with a custodian in an emerging country may also present considerable risks.

Lending Portfolio Securities

Portfolio Funds may lend securities held in their portfolios to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions.  The lending Portfolio Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords it an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral.  Loans of portfolio securities by a Sub-Manager of the Fund, if any, may not exceed 33-1/3% of the value of a Portfolio Account’s total assets, and, in respect of such transactions, the Portfolio Account will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities.  A Portfolio Fund might experience loss if the institution with which the Portfolio Fund has engaged in a portfolio loan transaction breaches its agreement with the Portfolio Fund.

When-Issued and Forward Commitment Securities

Portfolio Managers may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices.  These transactions involve a commitment by a Portfolio Fund to purchase or sell securities at a future date (ordinarily one or two months later).  The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date.  No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Portfolio Fund.  When-issued securities and forward commitments may be sold prior to the settlement date.  If a Portfolio Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss.  These transactions, when effected by the Fund and by a Portfolio Account managed by a Sub-Manager, will be subject to the Fund’s limitation on indebtedness unless, at the time the transaction is entered into, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained.  There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Portfolio Fund on a forward basis will not honor its purchase obligation.  In such cases, a Portfolio Fund may incur a loss.

Restricted and Illiquid Investments

Portfolio Funds may invest in restricted securities and other investments which are illiquid.  Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

Further, from time to time, certain Portfolio Managers may allocate certain Portfolio Fund assets (which generally are illiquid) to special investment accounts within the particular Portfolio Fund managed by the Portfolio Manager (i.e., “side pockets” or “special investment accounts”).   Generally, the Adviser on behalf of the Fund, will seek to opt-out of such side pockets or special investment accounts or otherwise seek to avert the Fund’s investment therein, to the extent practicable.  Generally, the Portfolio Funds will not be able to withdraw their interest in such side pockets or special investment accounts until they are disposed of by the Portfolio Manager.  The market prices, if any, for illiquid securities tend to be volatile and a Portfolio Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale.

Where registration is required to sell a security, a Portfolio Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Portfolio Fund may be permitted to sell a security under an effective registration statement.  If, during such period, adverse market conditions were to develop, a Portfolio Fund might obtain a less favorable price than prevailed when it decided to sell.  For Portfolio Accounts that are managed by a Sub-Manager, restricted securities for which no market exists and other illiquid investments are valued at fair value, as determined in accordance with procedures approved and periodically reviewed by the Board.  Portfolio Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

In addition, the Fund’s interests in unregistered Portfolio Funds are themselves illiquid and subject to substantial restrictions on transfer.  The Fund may liquidate an interest and withdraw from an unregistered Portfolio Fund pursuant to limited withdrawal rights.  The illiquidity of these interests may adversely affect the Fund if it is unable to withdraw its investment in a Portfolio Fund promptly after it determines to do so.  (See “Additional Risk Factors—Liquidity Risks.”)

Non-Diversified Status

Although the Fund invests in a broad mix of hedge funds, the Fund is a “non-diversified” investment company under the 1940 Act.  Thus, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund’s assets that may be invested in the securities of any one issuer.  The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that is a “diversified” investment company under the 1940 Act.

ADDITIONAL RISK FACTORS

Limited Operating History

The Fund has a limited operating history upon which investors can evaluate its performance.  However, the personnel of the Adviser responsible for managing the Fund’s investment portfolio have substantial experience in managing investments and investment funds, including those that have investment programs similar to that of the Fund.  (See “Performance Information.”)  There can be no assurance that the Fund will achieve its investment objective.

Incentive Allocation

The Portfolio Managers may receive compensation based on performance-based allocations, generally expected to range from 10% to 20% of net profits.  Such compensation arrangements may create an incentive for the Portfolio Manager to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect.  In addition, because the performance-based allocation will be calculated on a basis that includes realized and unrealized appreciation of a Portfolio Fund’s assets, the performance-based allocation may be greater than if it were based solely on realized gains.  Additionally, although the gains on which the fee or allocation is calculated may never be realized, the Portfolio Manager generally has no obligation to refund any performance fees that have been paid based on unrealized gains.

Liquidity Risks

Shares will not be traded on any securities exchange or other market and will be subject to substantial restrictions on transfer.  No shareholder will have the right to require the Fund to redeem its Shares in the Fund.  The Adviser currently expects that it will recommend to the Board that the Fund offer to repurchase Shares from shareholders four times each year, as of the last day of each calendar quarter, beginning in the third calendar quarter of 2016.  In addition, a shareholder that has Shares repurchased during the first eleven months following such shareholder’s initial investment in the Fund (regardless of which Class of Shares constituted such initial investment) will be subject to an Early Repurchase Fee of 5.00% of the amount being repurchased by the Fund, payable to the Fund (See “Redemptions and Repurchases of Shares.”)

Limitations on the Fund’s ability to withdraw its assets from Portfolio Funds may limit the Fund’s ability to repurchase Shares.  For example, many Portfolio Funds impose lock-up periods prior to allowing withdrawals, which can be two years or longer from the date of the Fund’s investment.  After expiration of the lock-up period, withdrawals typically are permitted only on a limited basis, such as semi-annually or annually.  Additionally, certain Portfolio Funds may amend their liquidity provisions or otherwise further restrict the Fund’s ability to make withdrawals from those Portfolio Funds.

Counterparty Credit Risk

Many of the markets in which the Portfolio Managers effect their transactions are “over-the-counter” or “inter-dealer” markets.  The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets.  To the extent a Portfolio Fund enters into swaps or transactions in derivatives or synthetic instruments, or other over-the-counter transactions, it is assuming a credit risk with regard to parties with which it trades and may also bear the risk of settlement default.  These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries.  Transactions entered into directly between two counterparties generally do not benefit from such protections.  This exposes a Portfolio Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Portfolio Fund to suffer a loss.  Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Portfolio Fund has concentrated its transactions with a single or small group of counterparties.  Portfolio Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty.  The ability of Portfolio Funds to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

Special Risks of Hedge Fund Investing and a Multi-Manager Structure

The Adviser invests assets of the Fund through the Portfolio Managers.  The success of the Fund depends upon the ability of the Adviser and the Portfolio Managers to develop and implement investment strategies that achieve the Fund’s investment objective.  For example, a Portfolio Manager’s inability to effectively hedge an investment strategy that it utilizes may cause the assets of the Fund invested with such Portfolio Manager to significantly decline in value and could result in substantial losses to the Fund.  Moreover, subjective decisions made by the Adviser and/or the Portfolio Managers may cause the Fund to incur losses or to miss profit opportunities on which it may otherwise have capitalized.

Investments in Unregistered Portfolio Funds.  The Portfolio Funds generally will not be registered as investment companies under the 1940 Act.  Therefore, with respect to its investments in Portfolio Funds, the Fund will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as the limitations applicable to the use of leverage and the requirements concerning custody of assets, composition of boards of managers and approvals of investment advisory arrangements.

There is also a risk that a Portfolio Manager could convert to its own use assets committed to it by the Fund or that a custodian could convert to its own use assets committed to it by a Portfolio Manager.  There can be no assurance that the Portfolio Managers or the entities they manage will comply with all applicable laws and that assets entrusted to the Portfolio Managers will be protected.

Reliance on Information Provided by Portfolio Managers.  The Fund relies primarily on information provided by Portfolio Managers in valuing its investments in Portfolio Funds.  There is a risk that inaccurate valuations provided by Portfolio Managers could adversely affect the value of Shares and, therefore, the amounts shareholders receive upon the repurchase of Shares.  Because Portfolio Funds provide net asset value information to the Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset value other than as of the end of each month and may not be able to verify valuation information given to the Fund by Portfolio Managers (except in the case of Portfolio Accounts).  A Portfolio Manager may use proprietary investment strategies that are not fully disclosed, which may involve risks under some market conditions that are not anticipated by the Adviser.  There can be no assurance that a Portfolio Manager will provide advance notice of any material change in a Portfolio Fund’s investment program or policies and thus, the Fund’s investment portfolio may be subject to additional risks which may not be promptly identified by the Adviser.

For the Fund to provide an audited annual report to shareholders, it must receive information on a timely basis from the Portfolio Managers.  A Portfolio Manager’s delay in providing this information could delay the preparation of the Fund’s annual report.

Additional Fees and Expenses.  An investor who meets the conditions imposed by the Portfolio Managers, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly with the Portfolio Managers.  By investing in the Portfolio Funds indirectly through the Fund, an investor bears a pro rata portion of the asset-based fee and other expenses of the Fund, and also indirectly bears a pro rata portion of the asset-based fees, performance-based allocations and other expenses borne by the Fund as an investor in Portfolio Funds.

The fees and other expenses borne directly and indirectly by the Fund, including those fees, expenses and performance-based allocations that are borne by the Fund as an investor in Portfolio Funds or Portfolio Accounts, are higher than those of most other registered investment companies.

The Fund, as an investor in a Portfolio Fund, may be required to indemnify the Portfolio Fund and its Portfolio Manager from liability, damage, cost or expense arising out of various matters where the Portfolio Fund or Portfolio Manager has been adversely affected by the Fund’s actions or has incurred liabilities arising from the Fund’s actions.  In addition, the Fund may agree to indemnify the Portfolio Manager of a Portfolio Account for certain matters, subject to any applicable limitations imposed by the 1940 Act.

Independent Portfolio Managers.  Each Portfolio Manager will receive any performance-based allocations to which it is entitled irrespective of the performance of the other Portfolio Managers generally.  Thus, a Portfolio Manager with positive performance may receive compensation from the Fund, and thus indirectly from investors in the Fund, even if the Fund’s overall returns are negative.  Investment decisions of the Portfolio Funds are made by the Portfolio Managers independently of each other.  As a result, at any particular time, one Portfolio Fund may be purchasing shares of an issuer whose shares are being sold by another Portfolio Fund.  Consequently, the Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result.

Liquidity Implications.  The Fund may make additional investments in or effect withdrawals from Portfolio Funds only at certain specified times.  The Fund may not be able to withdraw its investment in the Portfolio Fund promptly after it has made a decision to do so, which may result in a loss to the Fund and adversely affect the Fund’s investment return.

Portfolio Funds may be permitted to distribute securities in-kind to investors, including the Fund, making withdrawals of capital.  Thus, upon the Fund’s withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value.  In such circumstances, the Adviser would determine whether to attempt to liquidate the security, hold it in the Fund’s portfolio or distribute it to investors in the Fund.  In the event the Fund was to receive such securities, it would be required to dispose of such securities immediately either through liquidation or by distributing such securities to shareholders in connection with a repurchase by the Fund of all or a portion of its Shares.

Limitations on Voting Rights of Portfolio Funds.  To the extent the Fund purchases non-voting securities of a Portfolio Fund or waives its right to vote its securities with respect to Portfolio Funds, it will not be able to vote on matters that require the approval of the investors in the Portfolio Fund, including matters that could adversely affect the Fund’s investment in the Portfolio Fund.  This determination is generally made by the Adviser, in consultation with counsel to the Fund.  In this regard, the Board has adopted procedures relating to the Fund’s waiver of voting rights.  Under these procedures, waivers must be written, irrevocable commitments and, when implemented, must result in the Fund not owning more than 5% of the outstanding voting securities of the applicable Portfolio Fund.  Further, the waivers would only be implemented if they would result in the Fund having greater flexibility (under the 1940 Act affiliated transaction restrictions) to transact with the relevant Portfolio Fund(s) (i.e., make additional investments in, or withdraw from, the Portfolio Fund).

Leverage Risk

The Fund may engage in borrowings primarily for: investment purposes (generally on a short-term or temporary basis, such as for investments in Portfolio Funds pending receipt of cash from investor subscriptions or withdrawals from Portfolio Funds), and may also be used to meet repurchase requests, and/or for cash management purposes. Borrowing can create leverage and thus expose the Fund to special risks. See “Investment Practices and Related Risk Factors --- Leverage” for a discussion of leverage risks applicable to Portfolio Funds which risks could also be applicable to the Fund directly by virtue of the Fund’s direct borrowings.

Special Tax Risks

Special tax risks are associated with an investment in the Fund.  The Fund has elected to be classified as an association taxable as a corporation for federal tax purposes and to be treated as,  a “regulated investment company” or “RIC” under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).  As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements imposed by Subchapter M.

If, before the end of any quarter of its taxable year, the Fund believes that it may fail the Subchapter M asset diversification requirement, the Fund may seek to take certain actions to avert such a failure.  The Fund may try to acquire additional interests in Portfolio Funds to bring itself into compliance with the Subchapter M asset diversification test.  However, the disposition of non-diversified assets, an action frequently taken by RICs to avert such a failure, may be difficult for the Fund to pursue because the Fund may effect withdrawals from a Portfolio Fund only at certain times specified by the governing documents of the particular Portfolio Fund.  While relevant provisions also afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a withdrawal from a Portfolio Fund referred to above may limit utilization of this cure period.

If the Fund fails to satisfy the Subchapter M asset diversification or other RIC requirements, it may lose its status as a RIC under the Code.  In that case, all of its taxable income may be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to the shareholders.  In addition, all distributions (including distributions of net capital gain) may be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits.  Accordingly, disqualification as a RIC would have a material adverse effect on the value of the Shares and the amount of the Fund’s distributions.

There is a remedy for a failure of the Subchapter M asset diversification test, if the failure was due to reasonable cause and not willful neglect, subject to certain divestiture and procedural requirements and the payment of a tax.  There is also a de minimis exception to a potential failure of the Subchapter M asset diversification test that would require corrective action but no tax.  In addition, there is a remedy for a failure of the source-of-income requirement, if the failure was due to reasonable cause and not willful neglect, subject to certain procedural requirements and the payment of a tax.

The Fund will need to receive detailed, timely information from the underlying Portfolio Funds in order to maintain its status as a RIC and to make calculations required to avoid an excise tax on undistributed income.  If the Fund does not receive accurate, timely information from the Portfolio Funds, the Fund risks failing to satisfy the Subchapter M qualification tests and incurring the excise tax on undistributed income.  The Fund may be treated as having received income in respect of certain investments, including investments in certain Portfolio Funds, without having received a corresponding distribution of cash from such investments.  The Fund may therefore be required to liquidate investments or borrow funds to satisfy the RIC distribution requirements.

In addition, the Fund expects to invest in “passive foreign investment companies” or “PFICs” (which are offshore investment funds that are treated as corporations for U.S. federal tax purposes).  The Fund may make investments through subsidiaries, including through U.S. corporate subsidiaries.  The net income of a U.S. corporate subsidiary will generally be subject to federal income tax at a rate of 35%, in addition to potential state and local income taxes.  Investments in PFICs and through corporate subsidiaries may involve costs or other inefficiencies, including, with respect to PFICs, U.S. taxes (as described below) that the Fund does not incur when it invests in U.S. domestic investment funds that are taxable as partnerships.  In addition, distributions received by the Fund from PFICs will not be qualified dividend income, and dividends paid by the Fund with respect to such distributions will not qualify to be taxed at favorable capital gains rates.

The Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” it receives from a PFIC or gain from the disposition of shares in a PFIC even if such income is distributed as a taxable dividend by the Fund.  Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains.  If the Fund were to invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), the Fund would be required, in lieu of the foregoing treatment, to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if the Fund does not receive a distribution of such amounts.  The Fund may not be able to make a QEF election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy, including that the PFIC provide annual information with respect to its income.  Alternatively, the Fund may be able to elect to mark-to-market at the end of each taxable year its shares in a PFIC, if such shares are “marketable.” If the Fund were to make such an election, the Fund would, at the close of each taxable year, recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value, to the extent it did not exceed prior increases in value.  The Fund may choose not to make either election, even if it were eligible to do so.  Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable year.  Such income would nevertheless be subject to the annual distribution requirement the Fund must satisfy to be a RIC, and such income would be taken into account for purposes of the excise tax on undistributed income.

Valuation Estimates

In most cases, the Adviser will have no ability to assess the accuracy of the valuations received from a Portfolio Manager regarding a Portfolio Fund.  Furthermore, the net asset values received by the Adviser from such Portfolio Managers will typically be estimates only, subject to revision based on the Portfolio Fund’s annual audit.  Revisions to the Fund’s gain and loss calculations will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final until the Fund’s annual audits are completed.

Certain securities in which Portfolio Funds invest may not have readily ascertainable market prices.  These securities will nevertheless generally be valued by Portfolio Managers, which valuations will be conclusive with respect to the Fund, even though Portfolio Managers will generally face a conflict of interest in valuing such securities because the values given to the securities will affect the compensation of the Portfolio Managers.  Any such securities held by a Portfolio Account will be valued at their “fair value” as determined in good faith by the Board.

The valuation of the Fund’s investment in a Portfolio Fund as provided by a Portfolio Manager as of a specific date may vary from the fair value of the investment as determined under procedures adopted by the Board.  In such event, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Portfolio Fund.  The Adviser will attempt to resolve any conflicts between valuations assigned by a Portfolio Manager and fair value as determined by the Board by seeking information from the Portfolio Manager and reviewing all relevant available information.  Such review may result in a determination to change the fair value of the Fund’s investment.  Investors should recognize that valuations of illiquid securities, such as interests in Portfolio Funds, involve various judgments and consideration of factors that may be subjective.  As a result, the net asset value of the Fund, as determined based on the fair value of its interests in Portfolio Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Portfolio Funds.  This could adversely affect the Fund, new shareholders and shareholders whose Shares are repurchased.

Other Considerations

Considerations for ERISA Plans and Other Tax-Exempt Entities.  Investors subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the prohibited transaction provisions of Section 4975 of the Code, and other tax-exempt investors, may purchase Shares.  Because the Fund is a registered investment company, the Fund’s assets should not be considered to be “plan assets” for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules or similar provisions of the Code.  Because the Fund has elected to be classified as an association taxable as a corporation (and has elected to be treated as a RIC), it is expected that tax-exempt U.S. investors will not incur unrelated business taxable income as a result of a leveraged investment by the Fund or a Portfolio Fund.  If, however, a tax-exempt investor finances its investment in the Fund with debt, the dividend income paid by the Fund and any gain realized on the sale of Shares may give rise to unrelated business taxable income to such tax-exempt investor.

Non-U.S. Taxation and Other Risks.  With respect to certain countries, there is a possibility of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, limitations on the removal of funds or other assets of the Fund, political or social instability or diplomatic developments that could affect investments in those countries.  An issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated.  The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other.

Dilution.  In the case of Portfolio Managers that limit the amount of additional capital that they will accept from the Fund, continued sales of Shares in the Fund will dilute the participation of existing shareholders in such Portfolio Funds.

Changing Market and Economic Conditions.  Changing market and economic conditions and other factors, such as changes in U.S. Federal, state or local tax laws, securities laws, bankruptcy laws or accounting standards, may make the business of the Fund less profitable or unprofitable.

Withdrawal by Adviser or its Affiliates.  The Adviser, or an affiliate(s) of the Adviser, will make a substantial investment in the Fund.  The Adviser, or its affiliate(s), is generally not restricted in its ability to have its Shares repurchased by the Fund in connection with a repurchase offer conducted by the Fund in accordance with applicable law.  As a result, the Adviser, or its affiliate, may reduce significantly its Shares, or may withdraw completely as a shareholder.  This could have a negative effect on the Fund including causing the Fund’s fixed expenses to increase as a percentage of the Fund’s net asset value.

The foregoing list of risk factors does not purport to be a complete enumeration of the risks involved in an investment in the Fund.  Prospective investors should read this entire Prospectus.

PERFORMANCE INFORMATION

The Fund, which commenced operations on October 1, 2015, has a limited operating history.  The Adviser and Archstone Management Company ("Archstone Management"), LLC, which are under common control (“Archstone Management”, together with the Adviser, “The Archstone Partnerships”), manage other vehicles/accounts in accordance with an investment strategy that is substantially similar to that of the Fund.  (Each of The Archstone Partnerships is registered as an investment adviser with the SEC.)  These other vehicles/accounts are also managed by Messrs.  Pignatelli and Shuman, the Fund’s Co-Portfolio Managers, and by Messr. Smith, the Fund’s Deputy Portfolio Manager.  Appendix A contains investment performance information for Archstone Partners, L.P. (from its inception), an unregistered investment vehicle managed by Archstone Management and sub-advised by the Adviser.  This account represents the longest track record available among all similarly managed vehicles/accounts by The Archstone Partnerships.  The performance information does not represent the investment performance of the Fund and should not be viewed as indicative of the future investment performance of the Fund.  Prospective investors should carefully read the notes accompanying the investment performance charts in Appendix A.  PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE PERFORMANCE.  Performance of the Fund will vary based on many factors, including market conditions, the composition of the Fund’s portfolio and the Fund’s expenses.  The performance data used in Appendix A was provided by The Archstone Partnerships.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board has overall responsibility for the management and supervision of the operations of the Fund.  The Board has delegated responsibility for management of the Fund’s day-to-day operations to the Adviser.  (See “Management of the Fund --- The Adviser.”)  The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

The persons comprising the Board (the “Trustees”) are not required to invest in the Fund or to own Shares.  A majority of the Trustees are persons who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”).  The Independent Trustees perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

The identity of the Trustees and officers of the Fund and brief biographical information regarding each Trustee and officer during the past five years is set forth in the SAI.

The Adviser

The Adviser serves as the Fund’s investment adviser, subject to the ultimate supervision of and subject to any policies or procedures established by the Board, pursuant to the terms of an investment advisory agreement entered into between the Fund and the Adviser dated, June 23, 2015 (the “Advisory Agreement”).  The Fund commenced operations on October 1, 2015.  The Adviser is responsible for:  (i) developing and implementing the Fund’s investment program, (ii) managing the Fund’s investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund.  The Adviser will monitor the Fund’s compliance with all applicable investment limitations, including those imposed by the 1940 Act.  In consideration of the services provided by the Adviser, the Fund pays the Adviser a management fee.  (Additional information regarding the Adviser’s compensation and the Advisory Agreement is provided in the section entitled “Fees and Expenses” and in the SAI under “Investment Advisory and Other Services”, respectively.)

The Fund has a limited operating history upon which investors can evaluate its performance.  (See “Additional Risk Factors --- Limited Operating History.”)

The Adviser is a New York limited liability company.  The Adviser or affiliates of the Adviser may serve as investment advisers, sub-advisers or general partners to other registered and private investment companies.  The offices of the Adviser are located at 360 Madison Avenue, 20th Floor, New York, NY 10017, and its toll-free number is 1-844-449-4900.

Portfolio Management

Joseph S. Pignatelli and Alfred Shuman serve as Co-Portfolio Managers of the Fund, and Mark Smith serves as Deputy Portfolio Manager of the Fund.

Joseph S. Pignatelli is a Co-Portfolio Manager (as well as the Principal Executive Officer and a Trustee) of the Fund and the President and Co-Portfolio Manager of the Adviser and Archstone Management Company, LLC (together, "The Archstone Partnerships"), which is under common control with the Adviser, both of which manage other vehicles/accounts in accordance with an investment strategy that is substantially similar to that of the Fund.  (The Adviser and Archstone Management Company, LLC are registered as investment advisers with the SEC.) He is also a Member of The Archstone Partnerships.  Additionally, he has been a Director of Archstone Offshore Fund, Ltd., Archstone Absolute Return Strategies Fund, Ltd., and Archstone Equity Strategies Fund, Ltd. since their formations.  He has over 30 years of investment management experience.  Mr. Pignatelli directs the ongoing operations of the Adviser and all related investment entities, including all management and financial matters.  His responsibilities also include investment policy, portfolio management, and manager selection and he is a member of Archstone’s Executive Committee, Investment Committee, and Research Committee.  He received his B.B.A. in management and information systems from Pace University.  He earned an M.S. in finance from Baruch College, Zicklin School of Business.  Mr. Pignatelli currently serves as a Trustee of the Baruch College Fund and is a member of the Investment Committee of the Baruch College Fund.

Alfred Shuman is a Co-Portfolio Manager of the Fund.  In 1990, Mr. Shuman founded The Archstone Partnerships, of which he is the Managing Member, Chairman of the Executive Committee and Co-Portfolio Manager.  Mr. Shuman has 50 years of investment experience.  He graduated from Phillips Academy in Andover, Massachusetts, earned his A.B. at Harvard College in 1961 and his M.B.A. at Harvard Business School in 1963.  Since graduation, he has been consistently employed in the investment industry.  Mr. Shuman was named a Managing Director of Bear Stearns in 1978.  In 1983, he founded the first of three event-driven hedge funds.  Mr. Shuman is as a member of the Investment Committee of the Andover Endowment Fund.  He has been a Trustee of the Valley View School for Boys in North Brookfield, Massachusetts for eighteen years.  He is a National Director Emeritus of Outward Bound U.S.A. and has been a Trustee for sixteen years and has served as Chairman of its Investment Committee.  Mr. Shuman is a Trustee and Chairman of the Executive Committee of New York City Center, Trustee of the Central Park Conservancy.  He is an avid photography collector and is a member of the Acquisitions Committee of the International Center of Photography in New York City and the Santa Barbara Art Museum.  Mr. Shuman also maintains a Foundation to promote research of orphan diseases and supports laboratories at two hospitals in the New York area.

Mark Smith is the Deputy Portfolio Manager of the Fund.  He has over 15 years of investment management experience.  He manages the research process at The Archstone Partnerships, including due diligence, manager evaluation, and quantitative analysis, and is a member of The Archstone Partnerships' Research Committee.  Additionally, he supports the Co-Portfolio managers, Joseph Pignatelli and Alfred Shuman in managing The Archstone Partnerships' various portfolios.  He leads the monthly Research/Investment Committee Meetings and acts as the liaison between the Investments and the Investor Services groups within The Archstone Partnerships.  Prior to joining The Archstone Partnerships in January 2008, Mr. Smith spent five years as a Vice President and Strategy Specialist in the Hedge Fund Investments group of Northwater Capital Management, Inc., a multi-billion dollar fund of hedge funds company.  From 1998 to 2000, Mr. Smith was an Assistant Portfolio Manager at Southport Management Group, Inc., a convertible arbitrage hedge fund.  Mr. Smith is a CFA charterholder and a member of the New York Society of Security Analysts.  Mr. Smith is a graduate of St. Paul’s School in Concord, NH.  He received his B.A. in Economics from Wesleyan University and his M.B.A. from Columbia Business School.  Mr. Smith currently serves as a Member of the St.  Paul’s School Alumni Association Executive Committee.

The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers’ ownership of Shares in the Fund.

Administration, Accounting, and Other Services

UMB Fund Services, Inc. (“UMB Fund Services”) serves as the Fund’s administrator and provides various administration, fund accounting, investor accounting and taxation services to the Fund (which are in addition to the services provided by the Adviser, as described above).  (UMB Fund Services also provides transfer agency services to the Fund.)  In consideration of these services, the Fund pays UMB Fund Services, on a monthly basis, the greater of a minimum fee of $55,000 or basis point fees above the minimum with such annual rate declining from 0.09% to 0.04% as the Fund’s net assets increase.  The Fund will reimburse UMB Fund Services for certain out-of-pocket expenses incurred on behalf of the Fund.

The principal business address of UMB Fund Services is 235 W. Galena Street, Milwaukee, Wisconsin, 53212.

Custodian and Escrow Agent

UMB Bank, N.A. (“UMB Bank”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder.  Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian.  The principal business address of UMB Bank is 1010 Grand Boulevard, Kansas City, MI, 64106.

The Custodian also will serve as escrow agent with respect to subscription proceeds received by potential shareholders to be used to purchase Shares, and proceeds received from the Fund to pay for tendered Shares.

FEES AND EXPENSES

Management Fee

In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee based on its average daily net assets and computed at the annual rate of 1.20% on the Fund’s net assets up to (and including) $1 billion, 1.10% on net assets over $1 billion and up to (and including) $5 billion, and 1.0% on net assets over $5 billion (the “Management Fee “), which is due and payable in arrears within five business days after the end of each month.  This fee is accrued daily as an expense to be paid out of the Fund’s assets and will have the effect of reducing the net asset value of the Fund.  For a period ending on the earlier of the first twelve months of operations (expected to end on September 30, 2016) or the Fund’s net assets reaching $100,000,000, the Adviser has agreed to waive 100% of the Management Fee chargeable to the Fund.

Distribution and Shareholder Servicing Fees

Class I Shares are not subject to ongoing distribution and shareholder servicing fees.  Class A Shares of the Fund are subject to ongoing distribution and shareholder servicing fees to compensate Selling Agents (as defined below) for selling Shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund.  These fees are accrued daily as an expense of the Fund and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A Shares of the Fund (the “Distribution and Shareholder Servicing Fees”).  Distribution and Shareholder Servicing Fees will be accrued daily as an expense of the Fund.

Pursuant to the terms of the Distributor’s distribution agreement with the Fund, the Fund, the Distributor or other Fund agents may retain unaffiliated brokers or dealers to:  (i) act as selling agents (“Selling Agents”) to assist in the distribution of Shares; and (ii) to provide ongoing investor services and account maintenance services to their customers that are investors in the Fund.  Selling Agents will be compensated for their services in determining whether an investment in the Fund is a suitable investment for their customers (in accordance with the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”)) and whether investors are United States investors and Eligible Investors (as described herein), for providing customary shareholder services, including responding to shareholder questions about the Fund and the transferability of Shares, assisting in selecting dividend payment options and assisting the Fund in administering repurchases.  Selling Agents will be required to implement procedures designed to enable them to form a reasonable belief that any transferees of the Shares that are their clients are Eligible Investors, unless the transferee received the Shares by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, and that each Selling Agent will agree to cooperate in the event of a regulatory audit to determine the Eligible Investor status of the shareholders for whom it holds Shares.  (See “Eligible Investors.”)

Other Fees and Expenses of the Fund

The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Distributor pursuant to their agreements with the Fund, including, but not limited to: all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased and margin fees); the Management Fee; the Distribution and Shareholder Servicing Fees; any non-investment related interest expense; offering expenses; fees and disbursements of any attorneys and accountants engaged by the Fund; audit and tax preparation fees and expenses; taxes; administrative or transfer agent expenses and fees; custody and escrow fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; out-of-pocket Fund compliance expenses; all costs and charges for equipment or services used in connection with the Fund’s website or communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; any extraordinary Fund expenses; and such other expenses as may be approved from time to time by the Board.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding Distribution and Shareholder Servicing Fees, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expense of the Fund, other than the Management Fee, the Distribution and Shareholder Servicing Fee and Acquired Fund Fees and Expenses, to 0.40% per annum of the Fund’s average monthly net assets (the “Expense Limitation”).  The Expense Limitation Agreement is in effect for at least one year from the date hereof and will remain in effect until terminated by the Board.  In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts.  Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund’s ordinary operating expenses to exceed the Expense Limitation in effect at the time the expense was paid or absorbed.  In addition to the Expense Limitation, for a period ending on the earlier of the first twelve months of operations (expected to end on September 30, 2016) or the Fund’s net assets reaching $100,000,000, the Adviser has agreed to waive 100% of the Management Fee chargeable to the Fund.

THE OFFERING

Purchase Terms; Minimum Investment

The Fund currently offers both Class I and Class A Shares, pursuant to exemptive relief from the SEC.  The Fund reserves the right to suspend or terminate the offering of Shares at any time.

Shares of the Fund are offered for purchase on a monthly basis in a continuous offering at their net asset value per Share, plus, in the case of Class A Shares (and if applicable), a sales load of up to 3.00% of the amount invested (as described below).  Shares will be issued at the net asset value per Share next computed after acceptance of an order to purchase Shares.  The Fund’s net asset value per Share will be circulated to Selling Agent’s offering Shares of the Fund.  Purchase orders for Shares sold in connection with a monthly offering must be received in proper form by the Fund or a Fund agent prior to the close of business on the day of the month specified by the Fund or a Fund agent in a written communication to the Selling Agents (and communicated by Selling Agents to their customers) (a “Closing Time”), which can be, with respect to certain Selling Agents, as many as five business days prior to the end of a month.  A prospective investor may rescind a purchase order for Shares at any time prior to a Closing Time.  The Fund reserves the right to suspend or terminate the offering of Shares at any time.

The minimum initial investment in Shares of the Fund by an investor in Class A Shares is $50,000, subject to reduction at the discretion of an investor’s broker, dealer or other financial intermediary.  Minimum subsequent investments must be at least $10,000 (in each case, including a sales load if applicable).  The minimum investment requirements may be reduced or waived for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and as may be determined by the Board.  In addition, Class I Shares of the Fund are only available to investors:  (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a Selling Agent; (ii) who are clients of investment advisers or financial planners that participate in programs operated by Selling Agents through which Class I Shares are offered; (iii) who are other customers or clients of Selling Agents or their affiliates, as authorized by the Fund or a Fund agent, in consultation with the Selling Agent; (iv) who have a minimum initial investment of $5,000,000, or (v) who are members or personnel of the Adviser or its affiliates, and members of their immediate families, and certain other investors as may be determined by the Fund’s Board.  In addition, Class I Shares may be available for certain investors who currently have or previously had an investment in any other product managed by The Archstone Partnerships.  During the first twelve months of operations (expected to end on September 30, 2016), the minimum investment amounts may be waived in the Adviser’s discretion to help raise initial assets.

In order to purchase Shares, a prospective investor must submit a completed subscription agreement or certification to a Selling Agent.  Additional information regarding investor qualifications is set forth under “Eligible Investors” below.

At each Closing Time (and at the close of the Initial Offering, for purchase orders received in connection with the Initial Offering), purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund (net of the sales load, if applicable) as of the first business day of the next month following submission of an investor’s purchase order.  Pending investment in the Fund, the investment proceeds will be deposited in an escrow account maintained by the Escrow Agent for the benefit of shareholders.  Shareholders will not earn interest with respect to funds held in the escrow account.  Investors will not receive any stock certificate evidencing the purchase of Fund Shares.  Instead, they will receive written or electronic confirmation of each transaction and regular reports showing account balances.  If an investor’s subscription is not accepted, the Escrow Agent will return the subscription monies to such investor.

Plan of Distribution

Foreside Fund Services, LLC, located at Three Canal Plaza, Suite 100, Portland, ME, 04101, serves as the distributor of Shares on a best efforts basis, subject to various conditions, pursuant to the terms of the Distributor’s distribution agreement with the Fund.  The Distributor is not obligated to buy from the Fund any of the Shares nor is it obligated to sell any specific amount of Shares.  The Distributor does not intend to make a market in the Shares.

Under the terms of the distribution agreement with the Fund, dated June 23, 2015, the Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund.   The Distributor continually distributes Shares of the Fund on a best efforts basis.  The Distributor has no obligation to sell any specific quantity of Fund Shares.  The Distributor and its officers have no role in determining the investments policies of which securities are to be purchased or sold by the Fund.  The Distributor is authorized to retain unaffiliated brokers or dealers (i.e., the Selling Agents) to assist in the distribution of Shares.  Class I Shares are not subject to such ongoing distribution and shareholder servicing fees.  Class A Shares of the Fund are subject to ongoing distribution and shareholder servicing fees to compensate Selling Agents for selling Shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund.  These fees are accrued daily as an expense of the Fund and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A Shares of the Fund (the “Distribution and Shareholder Servicing Fees”).  The Fund may terminate the distribution agreement on 60 days’ prior written notice.

Pursuant to a Distribution Services Agreement between the Adviser and the Distributor, the Adviser pays the Distributor certain fees for providing distribution services to the Fund in connection with the offering of Shares.

The Adviser and the Distributor are also parties to a Securities Activities and Services Agreement (the “SASA”), pursuant to which certain member(s) or employee(s) of the Adviser are licensed as registered representatives or registered principals (“Registered Reps”) of the Distributor under FINRA rules in order to engage in marketing activities.

Selling Agents are entitled to charge a sales load to each investor on the purchase price of its Class A Shares of up to 3.00% (the purchase price of Fund Shares, which are offered monthly, is their net asset value, calculated as described in the section entitled “Calculation of Net Asset Value”).  The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent.  The sales load may be waived for the Adviser and its affiliates, including its personnel and members of their immediate families.  The sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund.  The Selling Agents’ receipt of the sales load is subject to the applicable limitations imposed by FINRA rules and regulations.

The maximum amount of all items payable to FINRA member firms will not exceed the maximum compensation levels set forth in FINRA Rule 2830.

The following table summarizes the compensation structure described above:

Agreement	Fees	Class A Shares	Class I Shares
Distribution Agreement	Maximum Sales Load[1]	3.0%	None
Distribution Agreement	Distribution and Shareholder Servicing Fees[2]	0.75% (annualized)	None
Distributor’s Compensation for:
Distribution Services Agreement	Distribution Services[3]	0.01%[6]	0.01%[6]
Securities Activities and Services Agreement	Registered Representative Services[4]	Annual Fee[6]	Annual Fee[6]
Distribution Consulting and Marketing Services Agreement	Marketing/Consulting Services[5]	Base fee and asset-based fee on assets raised by Distributor[6]	Base and asset-based fee on assets raised by Distributor[6]

(1) Class A Share investors may be charged a sales load up to a maximum of 3% on the amount they invest. The maximum sales charge is deducted from the investor’s subscription amount and does not constitute part of the investor’s capital contribution. Class I Shares are not subject to a sales load.

(2) Ongoing distribution and shareholder servicing fees may be paid to Selling Agents for selling Class A Shares of the Fund, marketing the Fund and providing, or arranging for the provision of ongoing investor services and account maintenance services to investors in the Fund. The maximum distribution and shareholder servicing fees to be paid over the initial three-year period of this offering is $1,125,000. Class I Shares are not subject to such ongoing distribution and shareholder servicing fees.

(3) The Distributor is compensated by the Adviser (and not the Fund) for providing certain distribution services to the extent the Fund is not authorized to so compensate the Distributor, including out-of-pocket expenses. The fee is subject to a minimum annual fee of $15,000 and the total fee to be received by the Distributor for the initial three-year period of the offering shall not exceed $45,000 and total out-of-pocket expenses pursuant to the Distribution Services Agreement shall not exceed $15,000 over the initial three-year period of the offering.

(4) The Distributor is compensated by the Adviser (and not the Fund) for providing registered representative registration and compliance services to the Adviser.  The Distributor will be paid a base fee of $10,000 per year, plus $2,500 per year per Adviser employee registered with Foreside, for a total of $37,500 over the initial three-year period of the offering, plus expenses, which will not exceed $25,000 over the initial three-year period of the offering.

(5) The Distributor is compensated by the Adviser (and not the Fund) for providing certain distribution consulting and marketing services in connection with the offering and sale of the Shares of the Fund, including out-of-pocket expenses. As compensation for the services performed and the expenses assumed by the Distributor, Foreside shall be entitled to a certain base fee per month, billed quarterly, over the three-year period of the offering. The Distributor will also receive asset-based fees billed monthly in the amounts of: 15% of the management fee attributable to assets raised by Foreside in Year 1, 10% of the management fee attributable to assets raised by Foreside in Year 2, and 5% of the management fee attributable to assets raised by Foreside in Year 3, for a total not to exceed $360,000 over the initial three-year period of the offering. Out-of-pocket expenses of the Distributor to be reimbursed by the Adviser shall not exceed $185,000.

(6) Paid by the Adviser and not the Fund.

The Fund has agreed to indemnify the Distributor, its affiliates, the Adviser, and certain other persons against certain liabilities, including liabilities under the 1933 Act.  However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misconduct, bad faith or gross negligence of the person seeking indemnification, or from the reckless disregard of such person’s duties.  (See “Investment Advisory and Other Services” in the SAI.)

DESCRIPTION OF SHARES

The Fund is an unincorporated statutory trust organized under the laws of Delaware.  The Fund is authorized to issue an unlimited number of Shares of beneficial interest, $0.001 par value.  The Board is authorized to increase or decrease the number of Shares issued.  Each Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.  The Trustees have the power to pay expenses of the Fund prior to paying dividends or distributions to shareholders.

All Shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights.  The Fund currently offers both Class I and Class A Shares, pursuant to exemptive relief from the SEC.  Unlike Class I Shares, Class A Shares are subject to a sales load and distribution and shareholder servicing fees.  The Fund will send annual and semi-annual reports, including financial statements, to all holders of its Shares.  The Fund does not intend to hold annual meetings of shareholders.  Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments.  Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable.  Shares are not available in certificated form.

Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value.  Shares of the Fund are not listed on any exchange and the Fund does not expect that any secondary market will develop for the Shares, except that brokers or dealers that have entered into selling agreements with a Distributor (i.e., Selling Agents) may make a market in the Shares among their customers that are United States investors and Eligible Investors.  (See “Eligible Investors.”)  Prices received or paid for the Shares in such transactions will not be available to the public, thus, the Fund and shareholders will not be able to inform themselves if such transactions were effected at a premium or a discount to net asset value.  The Fund cannot offer any assurance that any broker or dealer will make a market in the Shares or that transactions in any such market will be effected at a price equal to or higher than net asset value.

Certain Provisions in the Declaration of Trust

To convert the Fund to an open-end investment company, the Fund’s amended and restated declaration of trust (the “Declaration of Trust”) requires the favorable vote of a majority of the Trustees then in office followed by the favorable vote of the holders of not less than 75% of the outstanding Shares, unless such amendment has been approved by at least 75% of the Trustees, in which case approval by a vote of “a majority of the outstanding voting securities” (as defined in the 1940 Act) would be required.  The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end investment company be approved by the shareholders.  The Board believes, however, that the closed-end structure is desirable in light of the Fund’s investment objective and policies.  Therefore, investors should assume that it is not likely that the Board would vote to convert the Fund to an open-end fund.  (See “Eligible Investors --- Unlisted Closed-End Structure and Limited Liquidity.”)

The Board has determined that provisions with respect to the Board and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of shareholders generally.  Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

CERTAIN TAX MATTERS

The following discussion is a brief summary of certain United States federal income tax considerations affecting the Fund and its shareholders.  The discussion reflects applicable tax laws of the United States as of the date of this Prospectus, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”) retroactively or prospectively.  No attempt is made to present a detailed explanation of all United States federal, or any state, local or foreign tax concerns affecting the Fund and its shareholders (including shareholders owning large positions in the Fund), and the discussion set forth herein does not constitute tax advice.

The Fund has elected to be treated as a regulated investment company under Subchapter M of the  Code, as amended.  To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets.  If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders.  The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement.  The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.  There can be no assurance that the Fund will qualify as a regulated investment company, or make sufficient distributions so as not to be subject to federal income or excise tax.

Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits.  Distributions made out of qualified dividend income, if any, received by the Fund are taxable to shareholders at long-term capital gains rates, provided the shareholder meets certain holding period and other requirements with respect to its Shares.  Distributions of the Fund’s net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares of the Fund have been held by such shareholders.  Shareholders may be subject to tax on the Fund’s unrealized capital gains.  Distributions are taxable, as described above, whether received in cash or reinvested in the Fund.  The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Investors are urged to consult their own tax advisers regarding specific questions about federal (including the application of the alternative minimum tax), state, local or non-U.S. tax consequences to them of investing in the Fund.  For additional information, see the SAI under “Tax Aspects.”

ELIGIBLE INVESTORS

Shares are being sold only to investors that are “Eligible Investors.”

For these purposes, “Eligible Investors” are those that represent that (A) (i) if a natural person (including participants in individual retirement accounts), they have (a) an individual net worth, or joint net worth with their spouse, in excess of $1 million (excluding from the calculation of net worth the value of such investor’s primary residence and any indebtedness that is secured by the investor’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of Shares, and including any indebtedness that is secured by the investor’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Shares), or (b) an income (exclusive of any income attributable to their spouse) in excess of $200,000 in each of the two most recent years, or joint income with their spouse in excess of $300,000 in each of the two most recent years, and have a reasonable expectation of reaching the same income level in the current year; or (ii) if an entity, including a corporation, foundation, endowment, partnership, or limited liability company, they have total assets in excess of $5 million and they were not formed for the specific purpose of acquiring the securities offered (or each equity owner is a person who has an individual income (exclusive of any income attributable to a spouse) in excess of $200,000 in each of the two most recent years, or joint income with a spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year, or an individual net worth, or joint net worth with their spouse, in excess of $1 million (excluding from the calculation of net worth the value of such investor’s primary residence and any indebtedness that is secured by the investor’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of Shares, and including any indebtedness that is secured by the investor’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Shares)) or (iii) a trust with total assets in excess of $5 million, which was not formed for the specific purpose of acquiring the securities offered and the purchase is directed by a sophisticated person (as used in the foregoing sentence, a “sophisticated person” is one who has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment), or a bank as defined in Section 3(a)(2) of the Securities Act, a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, acting in a fiduciary capacity and subscribing for the purchase of the securities being offered on behalf of a trust account or accounts, or a revocable trust which may be amended or revoked at any time by the grantors thereof and all of the grantors are eligible investors as described in (i); or (B) a trust with total assets in excess of $5 million, which was not formed for the specific purpose of acquiring the securities offered.

In addition, Class I Shares of the Fund are only available to investors:  (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a Selling Agent; (ii) who are clients of investment advisers or financial planners that participate in programs operated by Selling Agents through which Class I Shares are offered; (iii) who are other customers or clients of Selling Agents or their affiliates, as authorized by the Fund or a Fund agent, in consultation with the Selling Agent; (iv) who have a minimum initial investment of $5,000,000; or (v) who are members or personnel of the Adviser or its affiliates, and members of their immediate families, and certain other investors as may be determined by the Fund’s Board.  In addition, Class I Shares may be available for certain investors who currently have or previously had an investment in any other product managed by The Archstone Partnerships.  During the first twelve months of operations (expected to end on September 30, 2016), the minimum investment amounts may be waived in the Adviser’s discretion to help raise initial assets.

The Fund is not obligated to sell through brokers, dealers or other financial institutions, any Shares that have not been placed with Eligible Investors that meet all applicable requirements to invest in the Fund.  The Fund reserves the right to reject any order for the purchase of Shares and may, in its sole discretion, suspend the offering of Shares at any time.

Unlisted Closed-End Structure and Limited Liquidity.  The Fund is organized as a closed-end management investment company.  Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis.  In addition, the Fund does not plan to list its Shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund’s Shares.  Although the Fund may make quarterly offers to repurchase its Shares, there can be no assurance that the Fund will repurchase all Shares that are tendered by a shareholder in connection with any repurchase offer.  In addition, a shareholder that has Shares repurchased during the first eleven months following such shareholder’s initial investment in the Fund (regardless of which Class of Shares constituted such initial investment) will be subject to an Early Repurchase Fee of 5.00% of the amount being repurchased by the Fund, payable to the Fund.  A prospective investor should consider its liquidity needs before investing.  Shares are not freely transferable.  As there is no market for Shares and none is expected to develop, shareholders may not be able to liquidate their investment in the event of an emergency or for any other reason and Shares may not be readily accepted as collateral for a loan.

Transfer Restrictions.  Shares are subject to transfer restrictions that permit transfers only to persons who are Eligible Investors, unless the transfer is by gift or bequest, or pursuant to an agreement relating to a legal separation or divorce, and who hold their Shares through a Selling Agent.  The Fund may require substantial documentation in connection with a requested transfer of Shares, and you should not expect that you will be able to transfer Shares at all.  Attempted transfers may require a substantial amount of time to effect and may not be in the manner desired by a shareholder.  Shares of the Fund may not be exchanged for shares of any other fund.  An investment in the Fund should be viewed as a long-term investment and is suitable only for investors who can bear the risks associated with the limited liquidity of Shares (including these transfer restrictions).

REDEMPTIONS AND REPURCHASES OF SHARES

No Right of Redemption

No shareholder or other person holding Shares acquired from a shareholder will have the right to require the Fund to redeem those Shares.  There is no public market for Shares, and none is expected to develop.  Consequently, investors may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.  An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of the Shares.

Repurchases of Shares

The Fund from time to time expects to offer to repurchase outstanding Shares from shareholders pursuant to written tenders by shareholders at such times and on such terms and conditions as may be determined by the Board, in its sole discretion.

In determining whether the Fund should offer to repurchase Shares from shareholders, the Board will consider various factors, including the recommendations of the Adviser.  The Adviser currently expects that it will recommend to the Board that the Fund make offers to generally repurchase up to 20% of its Shares as of the end of each calendar quarter at the then-current net asset value commencing during the 4th calendar quarter of 2016.  The Board, in its discretion, must determine whether to approve each such offer (and for what amount).  There can be no assurance that the Fund will make such repurchase offers, nor that shareholders tendering Shares for repurchase in any offer will have all of their tendered Shares repurchased by the Fund.  The Board will also consider the following factors, among others, in making this determination:

☐	whether any shareholders have requested the Fund to repurchase their Shares;

☐	the liquidity of the Fund’s assets;

☐	the investment plans and working capital requirements of the Fund;

☐	the relative economies of scale with respect to the size of the Fund;

☐	the history of the Fund in repurchasing Shares;

☐	the economic condition of the securities markets; and

☐	the anticipated tax consequences of any proposed repurchases of Shares.

As a result of certain market conditions causing unusual increased liquidity demands, the Board may consider repurchase offers for amounts greater than would otherwise be the case under normal market conditions.

The Adviser expects that, under the procedures applicable to the repurchase of Shares, Shares will generally be valued for purposes of determining their repurchase price as of a date at least 75 days after the date by which shareholders must submit a repurchase request.  The value of Shares can change significantly between this repurchase request deadline and the pricing date for the repurchase offer, i.e., 75 days later on the last business day of the applicable calendar month.

The Fund will repurchase Shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all shareholders.  The value of a shareholder’s Shares that are being repurchased is equal to the value of the shareholder’s Shares (or the portion thereof being repurchased) as of the close of business of any fiscal period, after giving effect to all allocations that are made as of such date.  When the Board determines that the Fund shall repurchase Shares, notice will be provided to shareholders describing the terms thereof, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate.  Shareholders who are deciding whether to tender Shares during the period that a repurchase offer is open may ascertain the net asset value of their Shares by contacting the Adviser during the period.  However, because the Fund expects to determine its net asset value only on a monthly basis, approximately one or two weeks after the end of each month, shareholders may not be able to obtain current information regarding the value of Shares when making their decision as to whether to tender Shares for repurchase.

Repurchases of Shares from shareholders by the Fund may be made, in the discretion of the Fund, and may be paid in cash or by the distribution of securities in-kind or partly in cash and partly in-kind.  However, the Fund does not expect to distribute securities in-kind except in the unlikely event that the Fund does not have sufficient cash to pay for Shares that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on shareholders not tendering Shares for repurchase.  Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Shares from shareholders.  Any in-kind distribution of securities will consist of marketable securities traded on an established securities exchange (valued in accordance with the Fund’s Valuation Procedures), which will be distributed to all tendering shareholders on a pari passu basis.  Except as described above, the Fund does not impose any charges in connection with repurchases of Shares.

The Fund’s ability to conduct a repurchase offer will also be dependent upon the Fund’s ability to conduct a repurchase offer that would provide the Fund with the liquidity necessary, and within the timeframe needed, to carry out the Fund’s repurchase offer.  It is currently expected that the Adviser will recommend to the Board that the Fund offer to repurchase units from its shareholders four times each year, as of the last day of each calendar quarter.

Due to liquidity restraints associated with the Fund’s restricted ability to withdraw from Portfolio Funds and the fact that the Fund may have to effect withdrawals from those funds to pay for Shares being repurchased, the Adviser expects that, under the procedures applicable to the repurchase of Shares, Shares will be valued for purposes of determining their repurchase price as of a date generally 75 days after the date by which shareholders must submit a repurchase request.

Repurchase Procedures

The amount that a shareholder may expect to receive on the repurchase of the shareholder’s Shares will be the value of the shareholder’s Shares (or portion thereof being repurchased) determined as of the effective date on which Shares will be repurchased (the “Valuation Date”) and based on the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date to the shareholder’s Shares.  Currently, it is anticipated that the Valuation Date will generally be 75 days after the date by which shareholders must submit a repurchase request.  However, promptly after the expiration of a repurchase offer, shareholders whose Shares are accepted for repurchase will each be given a non-interest bearing promissory note by the Fund representing the Fund’s obligation to pay a cash amount equal to the value of the repurchased Shares as of the Valuation Date.  The note will entitle the repurchasing shareholder to receive an initial cash payment equal to 90% of the value of the repurchased Shares.  Consistent with the terms of the note, this initial cash payment on the note is typically paid within 30 days from the Valuation Date.  The final cash payment on the promissory note, representing the remaining 10% of the value of the repurchased Shares, will be made following the completion of the audit of the financial statements as of the end of the fiscal year in which the Valuation Date occurred.  This final cash payment effectively functions as an “audit holdback” such that following the completion of the audit, if the Fund’s net asset value as of the Valuation Date has not been adjusted, the repurchasing shareholders would simply receive a final cash payment equal to 10% of the value of the repurchased Shares as of the Valuation Date.  In the event the completion of the audit results in an upward adjustment to the Fund’s net asset value as of the Valuation Date, the repurchasing shareholders will receive a payment equal to 10% of the repurchased Shares as of the Valuation Date.  However, if this upward adjustment represents a change of more than half of one percent from the valuation used to determine the amount of the initial cash payment on the note, then each repurchasing shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the shareholder.  In the event the completion of the audit results in a downward adjustment to the Fund’s net asset value as of the Valuation Date, each repurchasing shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the shareholder.

Under the foregoing procedures, shareholders will have to decide whether to tender their Shares for repurchase without the benefit of having current information regarding the value of the Shares as of a date proximate to the Valuation Date.  In addition, there will be a substantial period of time between the date as of which shareholders must tender Shares and the date they can expect to receive final cash payment for their repurchased Shares.  Additionally, payments for repurchased Shares may be further delayed under circumstances where the Fund has determined to redeem its interests in Portfolio Funds to make such payments, but has experienced significant delays in receiving payments from the Portfolio Funds.

If a repurchase offer is oversubscribed by shareholders who tender Shares for repurchase, the Fund will repurchase only a pro rata portion of the Shares tendered by each shareholder.  As a result, to have the remaining portion repurchased, the shareholder would have to subscribe to one or more future repurchase offers.  There is no guarantee that such offer(s) will be made, or that such future offer(s) will be undersubscribed or otherwise large enough to accommodate the repurchase of the remaining portion of Shares.

Repurchases of Shares by the Fund are subject to certain regulatory requirements imposed by SEC rules and the procedures applicable to repurchases of Shares as described above may be amended by the Fund in order to comply with any regulatory requirements applicable to such repurchase procedures.

The Fund may cancel an offer to repurchase Shares (an “Offer”), amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board any:  (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or the States of New York or Pennsylvania that is material to the Fund; (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant increase in armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund; (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Shares tendered pursuant to the Offer were purchased; or (c) the Board determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

The Fund is permitted to borrow money to meet repurchase requests.  Borrowing by the Fund involves certain risks for shareholders.  (See “Investment Practices and Related Risk Factors—Leverage.”)

Early Repurchase Fee

A shareholder who has Shares repurchased during the first eleven months (such time period, a “Lock-Up Period”) following such shareholder’s initial investment in the Fund (regardless of which Class) will be subject to a fee of 5.00% of the value of the Shares repurchased by the Fund, payable to the Fund (an “Early Repurchase Fee”).  The Board may, in certain limited instances where the Board has determined that the remaining shareholders will not be materially and adversely affected or prejudiced, waive the imposition of the Early Repurchase Fee.  Any such waiver does not imply that the Early Repurchase Fee will be waived at any time in the future.

Mandatory Redemption by the Fund

The Declaration of Trust provides that the Fund may redeem the Shares of a shareholder or any person acquiring Shares from or through a shareholder under certain circumstances, including if ownership of the Shares by the shareholder or other person will cause the Fund or the Adviser to be in violation of certain laws or any of the representations and warranties made by a shareholder in connection with the acquisition of the Shares was not true when made or has ceased to be true.

NET ASSET VALUATION

The Fund sells Shares at their offering price, which is equal to the “net asset value” per Share (plus any applicable sales load).  The net asset value per Share of each class of the Fund is calculated by dividing the value of the Fund’s assets attributable to that class less all liabilities (including accrued expenses but excluding capital and surplus) attributable to that class by the number of that class’ Shares outstanding.  The net asset value of each class of the Fund will be computed as of the close of business on the following days:  (i) the last day of each fiscal year, (ii) the last day of a taxable year (if it differs from the fiscal year), (iii) the day preceding the date as of which any Shares are purchased, or (iv) any day as of which the Fund repurchases any Shares, and in accordance with the procedures set forth below or as may be determined from time to time pursuant to policies established by the Board.  The net asset value of the Fund is based primarily on the fair value of its interests in Portfolio Funds.  The Board has delegated various responsibilities regarding Portfolio Fund valuation procedures to the Adviser.  The Adviser’s action in this regard remains subject to the oversight of the Board.

In accordance with these policies, investments in Portfolio Funds are valued at their “fair values.” Ordinarily, this will be the values determined by the Portfolio Managers of the Portfolio Funds in accordance with the Portfolio Funds’ valuation policies and as reported by the Portfolio Managers.  As a general matter, the fair value of the Fund’s interest in a Portfolio Fund will represent the amount that the Fund could reasonably expect to receive from the Portfolio Fund if the Fund’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable.  Because Portfolio Funds provide net asset value information to the Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset values other than as of the end of each month and may not be able to verify valuation information given to the Fund by Portfolio Managers (except in the case of Portfolio Accounts).  In the unlikely event that a Portfolio Fund does not report a value to the Fund on a timely basis, the Fund would determine the fair value of its interest in that Portfolio Fund based on all relevant circumstances which may include the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Fund values its assets.  The Board has determined that any values of interests in Portfolio Funds reported as “estimated” or “final” values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available or the fair value of such securities.

Before investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing their own investments.  Furthermore, prior to the Fund investing in a Portfolio Fund, the Adviser will seek confirmation from the Portfolio Manager that, in the event that the Portfolio Manager allocates Portfolio Fund assets to a special investment account or side pocket that:  (i) the estimated monthly valuations as provided to the Fund are reflective of the most recently computed fair value of the special investment account or side pocket by the Portfolio Manager (which is expected to be based on the audited year-end valuations of the Portfolio Fund); and (ii) the Portfolio Manager computes the fair value of the special investment account or side pocket at least on an annual basis.  In a situation where a Portfolio Manager allocates a Portfolio Fund’s assets to special investment accounts or side pockets, the current fair value of the Fund’s interest in that Portfolio Fund may not be accurately reflected in the Fund’s net asset value.  This is because the Portfolio Manager’s most recent computation of the fair value of the special investment account or side pocket may have last occurred a significant amount of time (i.e., as much as eleven months or longer) before the current monthly computation of the Fund’s net asset value.  As a result, for any given month, the stated net asset value of the Fund, may, under certain circumstances, be higher or lower than the value that would otherwise have been utilized had the Portfolio Manager determined and reported the fair value of any side pocket as of the end of the most recent calendar month.  Although the procedures approved by the Board provide that the Adviser will periodically review the valuations of interests in Portfolio Funds provided by the Portfolio Managers, the Adviser will not be able to confirm independently the accuracy of valuations of such interests provided by such Portfolio Managers (which are unaudited, except for year-end valuations).

The Fund’s valuation procedures adopted by the Board requires the Adviser to consider all relevant information available at the time the Fund values its respective assets.  The Adviser or, in certain cases, the Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Manager does not represent the fair value of the Fund’s interests in a Portfolio Fund.  Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds typically will make available net asset value information to their investors which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption.  Following procedures adopted by the Board, the Adviser could value the Fund’s investment in a Portfolio Fund at the Portfolio Fund’s net asset value as reported at the time of valuation, or, if appropriate and in light of the relevant circumstances, adjust such value to reflect a premium or discount to net asset value.  Any such decision must be made in good faith, and subject to the review and supervision of the Board.

The Portfolio Funds provide estimated net asset value determinations to the Fund on a monthly basis, generally within one or two weeks following the end of the month.  The Adviser attempts to confirm the accuracy of each Portfolio Fund’s monthly valuation using various means, including:  discussing monthly with Portfolio Managers their Portfolio Funds’ values; reviewing Portfolio Fund portfolio positions, when available; and analyzing audited financial statements of Portfolio Funds.  Failure of a Portfolio Fund to provide on a timely or accurate basis required monthly valuation information to the Fund could result in an adjustment to the fair value given by the Fund to their investment in a Portfolio Fund or a decision by the Adviser to liquidate the Fund’s investment in a Portfolio Fund.  The valuations reported by the Portfolio Managers, upon which the Fund calculates its net asset value, may be subject to later adjustment, based on information reasonably available at that time.  For example, fiscal year-end net asset value calculations of the Portfolio Funds are audited by the independent auditors of the Portfolio Funds and may be revised as a result of such audits.  Other adjustments may occur from time to time.

To the extent the Fund invests its assets through Portfolio Accounts, and to the extent the Fund invests in money market instruments, the Fund will value portfolio securities (other than interests in Portfolio Funds) as follows:

Securities listed on the Nasdaq National Market System (“NASDAQ”) are valued at the NASDAQ Official Closing Price (“NOCP”) (which, as of June 2003, is the last trade price at or before 4:00:02 p.m.  (Eastern Time) adjusted up to NASDAQ’s best offer price if the last trade price is below such bid and down to NASDAQ’s best offer price if the last trade is above such offer price).  If no NOCP is available, the security will be valued at the last sale price on the NASDAQ prior to the calculation of the net asset value of the Fund.  If no sale is shown on NASDAQ, the bid price will be used.  If no sale is shown and no bid price is available, the price will be deemed “stale” and the value will be determined in accordance with the fair valuation procedures set forth herein.  U.S. exchange traded securities, other than NASDAQ securities, are valued at their last composite sale prices as reported on the exchanges where such securities are traded.  If no sales of such securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by such exchanges.  Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by such exchange.  Listed options or futures contracts will be valued using last sales prices as reported by the exchange with the highest reported daily volume for such options or futures contracts or, in the absence of any sales on a particular day, at their bid prices as reported by the exchange with the highest volume on the last day a trade was reported.  Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities.  If market quotations are not readily available, securities and other assets, will be valued at fair value as determined in good faith by, or under the supervision of, the Board.

Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units.  The reasonableness of valuations provided by any such pricing service will be reviewed periodically by the Board.  Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuation is determined by the Board to represent fair value.

All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service.  Trading in foreign securities generally is completed, and the values of such securities are determined, before the close of securities markets in the U.S. Foreign exchange rates also are determined before such close.  On occasion, the values of securities and exchange rates may be affected by significant events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value is determined.  When such significant events materially affect the values of securities held by the Fund or its liabilities, these securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Board.

Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund’s net assets, which, in turn, would affect amounts paid on repurchases of Shares and the amount of fees paid, if the judgments made regarding appropriate valuations should be proven incorrect.

DISTRIBUTION POLICY

Dividends will be paid annually on the Shares in amounts representing substantially all of the Fund’s net investment income, if any, earned each year.  Payments on the Shares will vary in amount depending on investment income received and expenses of operation.  The Fund is not a suitable investment if you require regular dividend income.  Capital gains distributions will also be paid annually in amounts representing substantially all of the Fund’s net capital gains.

The net asset value of each Share that you own will be reduced by the amount of the distributions or dividends that you receive from that Share.

Dividend Reinvestment

Dividends and capital gain distributions to shareholders will be reinvested unless the Fund is otherwise instructed by the shareholder through its broker, dealer or other financial intermediary.  Shareholders will not be charged any fees as a result of participating in the dividend reinvestment plan.  A shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash.  A shareholder can change its election with respect to reinvestment by contacting its broker, dealer or other financial intermediary.  The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

Shares will be issued at their net asset value on the ex-dividend date; there is no sales load or other charge for reinvestment.  Shareholders may affirmatively opt out of the automatic reinvestment plan at any time by contacting their broker, dealer or other financial intermediary, who will inform the Fund.  Such a request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

Although shareholders receive no cash for distributions reinvested through the plan, ordinary income and/or capital gains are realized for federal income tax purposes on the date of the distribution.  Such distributions may also be subject to state and local taxes.  Shareholders will be required to report distributions on their tax returns, even if the distribution is reinvested in additional Shares.

The Fund reserves the right to suspend reinvestments at any time and require shareholders to receive all distributions in cash.  The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions.  The Fund does not currently suspend or limit reinvestments, but it may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Adviser considers suitable for the Fund.

POTENTIAL CONFLICTS OF INTEREST

General

The Adviser itself or through its other affiliates, carries on substantial investments activities for private investment partnerships, institutions and individual clients.  The Fund has no interest in these activities.  As a result of the foregoing, The Archstone Partnerships and their officers or employees who assist in the management of the Adviser will be engaged in substantial activities other than in the management or operation of the Adviser and may have conflicts of interest in allocating their time and activities between the Fund, the Adviser and The Archstone Partnerships (and their other affiliates).  The Archstone Partnerships and their officers and employees devote only so much time to the affairs of the Adviser as in their judgment is necessary and appropriate.

Likewise, the Advisory Agreement does not require the Adviser or its affiliates (together with their members, officers and employees, including those involved in the investment activities and business operations of the Fund) to devote all or any specified portion of their time to managing the Fund’s affairs, but only to devote so much of their time to the Fund’s affairs as they reasonably believe necessary in good faith.  The Advisory Agreement does not prohibit the Adviser or its affiliates from engaging in any other existing or future business, and the Adviser or its affiliates may provide investment management services to other clients or family members of the portfolio managers.  In addition, the portfolio managers and affiliates of the Adviser may invest for their own accounts in various investment opportunities, including in hedge funds which the Fund may invest in.  A determination may be made that an investment opportunity in a particular investment fund is appropriate for a portfolio manager or an affiliate of the Adviser, but not for the Fund.  This determination will be made by the Adviser’s investment committee, consistent with the Adviser’s allocation policy (which requires the Adviser to allocate opportunities on a fair and equitable basis).

The Adviser itself or through its affiliates, may provide investment advice for certain other investment funds or other accounts that pursue investment strategies similar to that of the Fund (the “Similar Accounts”).  As a general matter, the Adviser (subject to any policies established by the Board) will consider participation by the Fund in all appropriate investment opportunities that are under consideration by The Archstone Partnerships for investment for the Similar Accounts.  There may be circumstances, however, under which The Archstone Partnerships will cause one (or more) of the Similar Accounts to commit a different percentage of its assets to an investment opportunity than the Adviser will cause the Fund to commit its assets.  There may also be circumstances under which The Archstone Partnerships will consider or recommend participation by the Similar Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund.

The Adviser will consider subjective criteria in evaluating whether a particular investment opportunity or strategy is appropriate and feasible for one or more Similar Accounts at a particular time.  These criteria typically include:   (i) the nature of the investment opportunity taken in the context of the other investments available at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (e.g., size of the obtainable position); (iv) the transaction costs involved; (v) the investment or regulatory limitations applicable to the particular entity or account and (vi) the liquidity needs of the particular account.  Similarly, the Adviser will consider subjective criteria when determining if a limited investment opportunity (such as an investment in a hedge fund) is an investment that is appropriate and feasible for the Fund and/or a Similar Account.  Accordingly, the Fund may not be able to take full advantage of an investment opportunity to the extent the Adviser determines, in its discretion, that such opportunity is not appropriate for the Fund.  Because these considerations may differ for the Fund and the Similar Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Similar Accounts may differ from time to time.  In addition, the fees and expenses of the Fund may differ from those of the Similar Accounts.  Therefore, prospective shareholders should note that the future performance of the Fund and the Similar Accounts may vary.  (See “Performance Information.”)

Although not expected, in the event brokerage firms affiliated with the Portfolio Managers execute securities transactions for the Portfolio Managers on behalf of the Fund or a Portfolio Fund, these brokerage firms are required to execute such transactions consistent with the provisions of the 1940 Act (if with respect to the Fund) and, if with respect to the Portfolio Funds or the Fund, consistent with best execution.

Real, potential or apparent conflicts of interest may arise when a portfolio manager has day-to-day portfolio management responsibilities with respect to more than one fund.  The Adviser’s portfolio managers may manage other accounts with investment strategies substantially similar to the Fund, including other investment companies, pooled investment vehicles and separately managed accounts.  Fees earned by the Adviser may vary among these accounts and the Adviser’s portfolio managers may personally invest in these accounts.  These factors could create conflicts of interest because the Adviser’s portfolio managers may have incentives to favor certain accounts over others, resulting in other accounts outperforming the Fund.  A conflict may also exist if the Adviser’s portfolio managers identify a limited investment opportunity that may be appropriate for more than one account, but the Fund is not able to take full advantage of that opportunity due to the need to allocate that opportunity among multiple accounts.  In addition, the Adviser’s portfolio managers may execute transactions for another account that may adversely impact the value of securities held by the Fund.  Even though the registrant employs a substantially similar program as other funds managed by the Adviser, the trading may not be in pari passu, for a number of reasons, including but not limited to timing and amounts of redemptions/tender requests.  In fact, not only may they not trade in pari passu but there may be instances in which funds with substantially similar investment programs may engage in opposite transactions.  However, the Adviser believes that these risks are mitigated by the fact that accounts with like investment strategies managed by the Adviser’s portfolio managers are generally managed in a similar fashion and the Adviser has a policy that seeks to allocate opportunities on a fair and equitable basis.  A conflict may also exist to the extent employees or members of the Adviser or The Archstone Partnerships invest, for their personal accounts, in any Portfolio Funds in which the Fund invests (or in other vehicles managed by the Portfolio Manager of such Portfolio Funds, to the extent permitted by law).  However, the Adviser believes that any such conflicts are mitigated as all employees and officers of the Adviser and The Archstone Partnerships are required to abide by a Code of Ethics which, among other things, requires them to act in accordance with clients’ best interests and to preclear any personal investments in any limited offering such as a private investment fund.

Furthermore, members, officers and employees of the managers of the underlying Portfolio Funds in which the Fund invests may maintain personal investments in the Similar Accounts managed by The Archstone Partnerships.  In such instances, neither the portfolio manager/Portfolio Funds nor The Archstone Partnerships or its affiliates require the other party to reciprocate such investment and each investment is the result of an independent investment decision made by the investing party, be it The Archstone Partnerships or the underlying portfolio manager/underlying Portfolio Funds (including their members, officers or employees).

In addition, The Archstone Partnerships, its employees and its related persons may also invest directly in Similar Accounts and  in the Class I Shares of the Fund, but shall be subject to the same terms as disclosed in the relevant Fund’s prospectus.  The fact that The Archstone Partnerships, its employees, officers and its related persons may have a financial ownership interest in the Fund or Similar Account creates a potential conflict in that it could cause The Archstone Partnerships to make different investment decisions than if they did not have such a financial ownership interest.

Members and employees of the Adviser or its affiliates may engage in outside business or personal activities which may be investment advisory in nature, and which may include involvement in the management of accounts that have investment strategies similar to those of the Fund or its Portfolio Funds.  To mitigate potential conflicts arising from these outside activities, the Adviser maintains a Code of Ethics requiring reporting of all outside business activities to the CCO of the Adviser and, in certain cases, CCO preapproval of the individual’s involvement is also required.  The Code of Ethics requires employees and members to preclear any investment in a private investment fund.  The Adviser believes the foregoing procedures are reasonably designed to adequately manage any such conflicts.

The Code of Ethics of each of the Fund and the Adviser is in compliance with Rule 17j-1 under the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions.  The Code of Ethics of the Fund and the Adviser can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942‐8090.  The Codes of Ethics are also available on the EDGAR Database on the SEC’s Internet site at www.sec.gov, and copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549‐0102.

Other present and future activities of the Adviser, the portfolio managers, the Administrator and/or their affiliates may give rise to additional conflicts of interest.  The Adviser and the Board (if applicable) will attempt to resolve such conflicts in a fair and equitable manner.

BROKERAGE

Each Portfolio Manager is directly responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for the Portfolio Fund it manages.  Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions.  On the great majority of foreign stock exchanges, commissions are fixed.  No stated commission is applicable to securities traded in certain over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

The Adviser expects that each Portfolio Manager will generally select brokers and dealers to effect transactions on behalf of its Portfolio Fund substantially in the manner set forth below.  However, no guarantee or assurance can be made that a Portfolio Manager (including a Sub-Manager) will adhere to, and comply with, its stated practices.  The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of its Portfolio Fund, each Portfolio Manager will seek to obtain the best execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities.  As described below, Portfolio Managers may place orders with brokers that provide research services.  Certain Portfolio Managers may comply with the safe harbor under Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Safe Harbor”), with respect to the receipt of such services.  However, subject to appropriate disclosure, Portfolio Managers of Portfolio Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or benefits that accrue to the Portfolio Manager rather than its Portfolio Fund which are not covered by the Safe Harbor.  The Adviser considers the broker selection process employed by a Portfolio Manager in determining whether to invest in its Portfolio Fund.  Each Portfolio Manager generally will seek reasonably competitive commission rates.  However, Portfolio Managers will not necessarily pay the lowest commission available on each transaction.

Consistent with the principle of seeking best execution, a Portfolio Manager may place brokerage orders with brokers (including affiliates of the Adviser) that provide the Portfolio Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.  The expenses of a Portfolio Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Manager or its affiliates in providing services to clients other than a Portfolio Fund.  In addition, not all of the supplemental information is used by Portfolio Managers in connection with Portfolio Funds in which the Fund invests.  Conversely, the information provided to Portfolio Managers by brokers and dealers through which other clients of the Portfolio Managers effect securities transactions may be useful to the Portfolio Managers in providing services to Portfolio Funds in which the Fund invests.

GENERAL INFORMATION

Fiscal Year

The Fund’s fiscal year ends on each March 31.  The Fund’s tax year for federal income tax purposes ends on each September 30.

Reports to Shareholders

As soon as practicable after the end of each taxable year, the Fund furnishes to shareholders such information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.

The Fund sends unaudited semi-annual and audited annual reports to shareholders within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Legal Counsel

Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, serves as U.S. legal counsel to the Fund.  The firm also acts as U.S. legal counsel to the Adviser and its affiliates with respect to certain other matters.  The firm does not represent potential investors with respect to their investment in the Fund.

Shareholder Inquiries

Inquiries concerning the Fund and Shares (including information concerning purchasing and withdrawal procedures) should be directed to your Selling Agent.  All potential investors in the Fund are encouraged to consult appropriate legal and tax counsel.

More information about the Fund is available in the SAI.  The SAI is incorporated by reference into this Prospectus.  The Fund files with the SEC a list of its portfolio holdings as of the end of the first and third fiscal quarters on Form N-Q.  Additional information about the Fund’s investments will be available in the annual and semi-annual reports to shareholders.  The Fund’s annual and semi-annual reports (as filed on Form N-CSR) and each Form N-Q may be viewed on the SEC’s website (www.sec.gov).

From time to time, additional Fund information, such as risk and exposure reports, or the Portfolio Manager’s market outlook or industry assessments, may be made available.  To the extent permitted by law, such information, as well as the Prospectus, SAI and shareholder reports, may be obtained free of charge by contacting your financial advisor.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

THE FUND	S-1

ADDITIONAL INVESTMENT POLICIES AND PRACTICES	S-1

INVESTMENT ADVISORY AND OTHER SERVICES	S-4

MANAGEMENT OF THE FUND	S-5

PORTFOLIO MANAGERS	S-9

TAX ASPECTS	S-10

PROXY VOTING POLICIES AND PROCEDURES	S-14

GENERAL INFORMATION	S-15

FINANCIAL STATEMENTS	S-15

APPENDIX A – ADVISER PERFORMANCE INFORMATION

PORTFOLIO MANAGER PERFORMANCE INFORMATION

The Fund has a limited operating history.  The Adviser and Archstone Management Company LLC ("Archstone Management"), which are under common control (“Archstone Management”, together with the Adviser, “The Archstone Partnerships”), both manage other vehicles/accounts in accordance with an investment strategy that has substantially similar objectives and strategies to that of the Fund.  (Each of the Adviser and Archstone Management are registered as investment advisers with the SEC.) These other vehicles/accounts are also managed by Messrs.  Pignatelli and Shuman, the Fund’s Co-Portfolio Managers, and by Messr. Smith, the Fund’s Deputy Portfolio Manager.  This Appendix contains investment performance information for Archstone Partners, L.P. (from its inception), an unregistered investment vehicle (the “Other Investment Vehicle”) managed by Archstone Management and sub-advised by the Adviser.  This account represents the longest track record available among all similarly managed vehicles/accounts by The Archstone Partnerships.

The tables and bar charts set forth performance information of the Other Investment Vehicle and various indices for the periods indicated.  The returns shown for the Other Investment Vehicle reflect the actual fees and expenses incurred by the Other Investment Vehicle.  The tables should be read in conjunction with the notes thereto.  PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.  UNDER NO CIRCUMSTANCES SHOULD THE PERFORMANCE INFORMATION OF THE OTHER INVESTMENT VEHICLE BE VIEWED AS A SUBSTITUTE FOR THE PERFORMANCE INFORMATION OF THE FUND.  Furthermore, there are certain differences between the investment policies of the Fund and the Other Investment Vehicle.  Unlike the Fund, the Other Investment Vehicle is not subject to certain investment limitations imposed by applicable securities and tax laws which, if applicable, may have adversely affected the Other Investment Vehicle’s performance.  The future performance of the Fund, the Other Investment Vehicle and the various indices may differ.

OTHER INVESTMENT VEHICLE PERFORMANCE1
Performance Relative to Major Indices as of March 31, 2016

	12 months	3 years	5 years	10 years	Since Other Investment Vehicle Inception
Other Investment Vehicle[1]	-9.41%	1.25%	2.36%	3.57%	8.08%
S&P 500[2]	1.78%	11.82%	11.58%	7.01%	9.77%
Barclays U.S. Government/Credit Bond Index[3]	1.75%	2.42%	4.04%	4.93%	6.28%
HFRI Fund of Funds Composite Index[4]	-5.70%	1.76%	1.29%	1.45%	6.29%
Other Investment Vehicle (“OIV”) Performance

Compound ROR Since Inception***	Cumulative ROR Since Inception***

OIV* S&P 500 ** Barclays U.S. Government/Credit Bond Index ** HFRI Fund of Funds Composite Index**	OIV* S&P 500 ** Barclays U.S. Government/Credit Bond Index ** HFRI Fund of Funds Composite Index **

*Source:   A.P. Management Company, LLC and Archstone Management Company, LLC
** Source for S&P, Barclays U.S. Government/Credit Bond Index and HFRI Fund of Funds Composite Index:  PerTrac (Note:  S&P, Barclays U.S. Government/Credit Bond Index and HFRI Fund of Funds Composite Index data do not reflect reinvestment of dividends.)
***Inception:   January 1991; S&P, Barclays U.S. Government/Credit Bond Index and HFRI Fund of Funds Composite Index data as of January 1, 1991.

[1]	The performance data provided for the Other Investment Vehicle was prepared by Archstone Alternative Solutions Fund based on the following facts and assumptions:

The Other Investment Vehicle began investment operations on January 1991.  Performance results for the Other Investment Vehicle are actual results reflecting the returns of the Other Investment Vehicle as a whole (rather than the returns of a particular investor), and reflect the Other Investment Vehicle’s advisory fees, preferred profit participation (as applicable) and expenses and include the reinvestment of dividends and income.  PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

[2]	The Standard & Poor’s 500 Stock Index is an index of 500 stocks chosen for market size, liquidity and industry group, among other factors, by a team of Standard & Poor’s economists and index analysts to act as a leading indicator of U.S. equities and reflect the risk and return characteristics of the broader large capitalization equity universe. The Standard & Poor’s 500 Stock Index is one of the most commonly used benchmarks for the overall U.S. stock market.

[3]	The Barclays U.S. Government/Credit Bond Index is an unmanaged index that includes U.S. treasuries, government-related issues, and investment-grade U.S. corporate securities.

[4]	The HFRI Equity Hedge (Total) Index is a fund-weighted index of select hedge funds focusing on Equity Hedge strategies. Equity Hedge investing consists of a core holding of long equities hedged at all times with short sales of stocks and/or stock index options.

OTHER DISCLOSURES

This information is intended for illustration purposes only.  No index is directly comparable to the Fund or the Other Investment Vehicle.  Past performance is not indicative of future results or performance of any account managed (directly or indirectly) by Messrs. Pignatelli, Shuman and Smith, including the Fund.  There is no guarantee that the Fund will achieve its investment objective.

ARCHSTONE ALTERNATIVE SOLUTIONS FUND

Class A and Class I Shares

Statement of
Additional Information
Dated July [  ], 2016

This Statement of Additional Information (“SAI”) is not a prospectus.  This SAI relates to and should be read in conjunction with the prospectus of Archstone Alternative Solutions Fund (the “Fund”), dated July [  ], 2016.  To obtain a copy of the Fund’s prospectus (the “Prospectus”), please write to Archstone Alternative Solutions Fund, 360 Madison Avenue, 20th Floor, New York, NY 10017, call toll-free 1-844-449-4900 or visit the Fund’s website at www.archstonepartnerships.com/registered_fund.  The information in this SAI is not complete and may be changed.  The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission (“SEC”) is effective.  This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The address of the Fund’s website is provided solely for the information of prospective investors and is not intended to be an active link.

THE FUND	S-1

ADDITIONAL INVESTMENT POLICIES AND PRACTICES	S-1

INVESTMENT ADVISORY AND OTHER SERVICES	S-4

MANAGEMENT OF THE FUND	S-5

PORTFOLIO MANAGERS	S-9

TAX ASPECTS	S-10

PROXY VOTING POLICIES AND PROCEDURES	S-14

GENERAL INFORMATION	S-15

FINANCIAL STATEMENTS	S-15

THE FUND

Archstone Alternative Solutions Fund (the “Fund”) was organized under the laws of the State of Delaware on March 4, 2015.  The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, (the “1940 Act”).

This SAI relates to the Class A and Class I shares of the Fund.  Class A shares may be subject to a front-end sales charge.

ADDITIONAL INVESTMENT POLICIES AND PRACTICES

The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus.  Certain additional investment information is set forth below.

Fundamental Policies

The Fund has adopted fundamental policies for its interval fund structure as set forth in the Prospectus.  In addition, the Fund has adopted the following six fundamental investment policies, which cannot be changed without the vote of a majority of the Fund’s outstanding voting securities (as defined by the Investment Company Act of 1940 (the “1940 Act”)):

(1)          The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry or group of related industries, except that:  (i) the Fund may pursue its investment objective by investing substantially all of its assets in another investment company that has the same investment objective and substantially the same investment policies as the Fund; and (ii) the Fund is authorized to invest, consistent with the Fund’s investment strategy depicted in the Prospectus, more than 25% of the value of its total assets in one or more Portfolio Funds (as defined in the Prospectus).

(2)          The Fund will not issue senior securities except to the extent permitted by the 1940 Act or as otherwise permitted by the SEC or its staff and as consistent with the Fund’s investment policies.

(3)          The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “1933 Act”), in connection with the disposition of its portfolio securities.

(4)          The Fund will not make loans of money or securities to other persons, except through purchasing debt securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies.

(5)          The Fund will not purchase or sell commodities, except that the Fund may:  (i) purchase and sell foreign currency, as well as options on foreign currency, indices and financial futures contracts; (ii) invest in Portfolio Funds that concentrate in commodities investments (as described in the Fund’s Prospectus); and (iii) enter into currency swaps and forward contracts, including those related to indices, in connection with its investments in foreign securities, in accordance with such investment policies as the Board may adopt and subject to applicable regulatory limitations.

(6)          The Fund will not purchase, hold or deal in real estate, but may invest in:  (i) Portfolio Funds that invest in real estate and real estate securities (as set forth in the Fund’s Prospectus); and (ii) securities that are secured by real estate or that are issued by companies that invest or deal in real estate or real estate investment trusts (“REITs”).

Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called, (i) of 67 percent or more of the voting securities present at the meeting, if the holders of more than 50 percent of the outstanding voting securities of the Fund are present or represented by proxy; or (ii) of more than 50 percent of the outstanding voting securities of the Fund, whichever is less.

With respect to the investment restrictions above, and other policies described herein and in the Prospectus, if a percentage restriction is adhered to at the time of entering into the investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of the restriction or policy.  In addition to the restrictions contained in the fundamental investment policies stated above, the Fund is subject to certain restrictions imposed by the 1940 Act on registered investment companies, including restrictions with respect to its investment in the securities of other investment companies, insurance companies and companies engaged in certain securities related businesses.

Special Investment Instruments and Techniques

The discussion in this section would apply to the Fund under circumstances where the Fund has Portfolio Accounts (as defined in the Prospectus) or in the unlikely event that the Fund, in the future, engages in trading directly (without the retention of a Portfolio Manager (as defined below)).  The discussion in this section also would apply to investment activities of Portfolio Funds and, as a result, where applicable unless the context dictates otherwise, references to the “Fund” in this section may also refer to a Portfolio Fund.

The Fund may from time to time utilize a variety of special investment instruments and techniques (as described below) to hedge its investment portfolio against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue its investment objective.  The instruments the Fund may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur.  Certain of the special investment instruments and techniques that the Fund may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions to pursue the Fund’s investment objective.  There is no requirement that the Fund hedge its portfolio or any of its investment positions.

Call and Put Options on Securities Indices.  The Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objective.  A stock index fluctuates with changes in the market values of the stocks included in the index.  The effectiveness of purchasing or writing stock index options for hedging purposes will depend upon the extent to which price movements in the Fund’s portfolio correlate with price movements of the stock index selected.  Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, the Fund’s ability to realize a gain from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, the level of stock prices in an industry or market segment, rather than movements in the price of a particular stock.  Accordingly, successful use by the Fund of options on stock indices will be subject to the ability of a Portfolio Manager or the Fund’s investment adviser, A.P. Management Company, LLC (the “Adviser”), to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment.  This requires different skills and techniques than predicting changes in the prices of individual stocks.

Other Derivatives.  In addition to options on securities indices (described above), the Fund may invest in a variety of other derivative instruments to seek maximum capital appreciation or for hedging purposes.  The Adviser reserves the right to utilize derivative instruments as it deems appropriate and as new instruments are developed or regulatory changes occur.  Currently, however, the Fund does not anticipate using over-the-counter derivatives.  Derivative instruments may be subject to various types of risks, including market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.  For example:

•	the underlying investment or security might not perform in the manner that the Adviser expects it to perform, which could make an effort to hedge using derivatives unsuccessful;

•	the company issuing the derivative instrument may be unable to pay the amount due on the maturity of the instrument;

•	certain derivative investments held by the Fund may trade only in over-the-counter markets or not at all, and can be illiquid; and

•	derivatives may change rapidly in value because of their inherent leverage.

All of this can mean that the Fund’s net asset value may change more often and to a greater degree than it otherwise would.  The Fund has no obligation to enter into any hedging transactions.

Repurchase Agreements.  The Fund is expected to invest no more than 5% of its assets in repurchase agreements involving the types of securities eligible for purchase by the Fund.

Repurchase agreements, which may be viewed as a type of secured lending by the Fund, are agreements under which the Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund at a higher price on a designated future date.  If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund would have the right to sell the securities.  This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated.  In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities.  Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks.

Under the Fund’s procedures, the Adviser must effect repurchase transactions only with large, well-capitalized U.S. financial institutions approved by it as creditworthy based upon periodic review.  In addition, the value of the collateral underlying the repurchase agreement, which will be held by the Fund’s custodian on behalf of the Fund, will always be at least equal to the repurchase price, including any accrued interest on the repurchase agreement.  In the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral.  However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

Reverse Repurchase Agreements.  The Fund may enter into reverse repurchase agreements, which involve the sale of securities with the simultaneous agreement to repurchase the securities at an agreed-upon price (reflecting a market rate of interest) on a specific date.  These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund.  Reverse repurchase transactions are a form of leverage that may increase the volatility of the Fund’s investment portfolio.  The Fund is expected to invest no more than 5% of its assets in reverse repurchase agreements.  As with repurchase agreements, the Adviser will only effect reverse repurchase transactions with large, well-capitalized U.S. financial institutions approved by it as creditworthy based upon periodic review.

When-Issued and Forward Commitment Securities.  The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices.  These transactions involve a commitment by the Fund to purchase or sell securities at a future date (ordinarily one or two months later).  The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date.  No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Fund.  When-issued securities and forward commitments may be sold prior to the settlement date.  If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss.  These transactions will be subject to the Fund’s limitation on indebtedness unless, at the time the Fund enters into such a transaction, a segregated account consisting of cash, debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government Securities”) or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained.  There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation.  In these cases, the Fund may incur a loss.

INVESTMENT ADVISORY AND OTHER SERVICES

Subject to the supervision and control of the Board, the Adviser serves as the Fund’s investment adviser, pursuant to an investment advisory agreement (the “Advisory Agreement”).  The Advisory Agreement was approved by the Board (including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”)), at a meeting held in person on June 23, 2015, and approved on that date by the then sole shareholder of the Fund.

The Adviser is responsible for:  (i) developing and implementing the Fund’s investment program, (ii) managing the Fund’s investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund.  The Advisory Agreement provides that, in consideration for providing certain management services (provided by the Adviser or an affiliate) and administrative services (provided by the Adviser or an affiliate), the Adviser will be entitled to receive the management fee, as set forth under “Fees and Expenses” in the Prospectus and as described below.  The management fee arrangements between the Fund and the Adviser were also approved in person by the Board (including a majority of the Independent Trustees), and approved on that date by the then sole shareholder of the Fund, on June 23, 2015.

Those certain management and administrative services provided by the Adviser (or an affiliate) include assisting the Fund in selecting, and monitoring the quality of services provided by, the Fund’s administrator, custodian, transfer agent, and other organizations that provide services to the Fund.  In addition, the Adviser (or an affiliate) provides office space, facilities, equipment and other support services and personnel as necessary to operate the Fund.  The Adviser is also responsible for providing additional management and administrative services as may reasonably be required in connection with the business affairs and operations of the Fund beyond those furnished by the Fund’s administrator.

The Advisory Agreement provides for indemnification by the Fund of the Adviser and its affiliates from any and all costs, losses, claims, damages or liabilities, joint or several, including reasonable attorneys’ fees and disbursements incurred by them resulting in any way from their performance or non-performance of their duties with respect to the Fund.  Indemnification is only available to the extent the cost, loss, claim, damage or liability did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Advisory Agreement.

The Advisory Agreement provides that it will continue in effect for two years and that, after the initial period of effectiveness, will continue in effect for successive annual periods, provided that such continuance is specifically approved at least annually by the vote of a majority of the Board who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such continuance, and either:  (i) the vote of a majority of the outstanding shares of the Fund; or (ii) the vote of a majority of the full Board.  The Advisory Agreement also provides that it may be terminated at any time, without the payment of any penalty, either by:  (i) the Fund, by action of the Board or by vote of a majority of the outstanding shares of the Fund, on 60 days’ written notice; or (ii) the Adviser on 60 days’ written notice to the Fund.  The Advisory Agreement will terminate immediately in the event of its “assignment” (as defined in the 1940 Act).  A discussion regarding the basis for the Board’s approval of the Advisory Agreement and the factors the Board considered will be available in the Fund’s annual report to shareholders for the period ended March 31, 2016.

In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee based on its average daily net assets and computed at the annual rate of 1.20% on the Fund’s net assets up to (and including) $1 billion, 1.10% on net assets over $1 billion and up to (and including) $5 billion, and 1.0% on net assets over $5 billion (the “Management Fee”), which is due and payable in arrears within five business days after the end of each month.  This fee is accrued daily as an expense to be paid out of the Fund’s assets and will have the effect of reducing the net asset value of the Fund.

MANAGEMENT OF THE FUND

The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund’s investment program.  It exercises similar powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation, and has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business.  The Board also oversees the Fund’s risk management processes, through, among other things, the functions (described below) performed by the Audit Committee.  The Trustees will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for shares, subject to the eligibility requirements described in the Prospectus.

Joseph S. Pignatelli Jr., the Principal Executive Officer of the Fund and President and Co-Portfolio Manager of the Adviser, serves as chairman of the Board (the “Chairman”).  Although he is an “interested person” of the Fund, as defined by the 1940 Act, the Board believes that by having the Fund’s Principal Executive Officer serve as Chairman, it can more effectively conduct the regular business of the Fund, and that through its regularly-scheduled executive sessions, the Independent Trustees have an adequate opportunity to serve as an independent, effective check on management and to protect shareholders’ interests.  Furthermore, as summarized below, the Board has two committees performing critical functions for the Fund’s governance and operations:  the Audit Committee and the Nominating Committee, both of which are comprised exclusively of Independent Trustees.  Although the Fund does not have a “lead” Independent Trustee, the Board believes that adequate independent leadership is present given the relatively small size of the Board (66 2/3% of which is represented by Independent Trustees) and that each of the Board’s principal committees (Audit and Nominating) is chaired by an Independent Trustee.

The identity of the Trustees, and brief biographical information regarding each Trustee, is set forth below.

Independent Trustees
Name and Age	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee (1)	Other Trusteeships/Director ships Held by Trustee
Anthony Artabane	Trustee	Indefinite/Since Inception
Managing Member, Anthony Artabane CPA, LLC (a firm providing accounting and business advisory services to investment managers to private funds) (since July 2014); Prior to that, (until his retirement in 2013) Mr. Artabane was a partner for 25 years with Pricewaterhouse Coopers LLP, providing public accounting and audit services to hedge funds and asset management firms.
				None (2)	None
Spencer Boggess	Trustee	Indefinite/Since Inception
Managing Director & Senior Portfolio Manager, Merrill Lynch (in the Investment Management and Guidance- Portfolio Construction and Management Group) (February 2014- May 2015); From March 2009 until February 2014, Mr. Boggess served as the Head of Alternative Investments Due Diligence for Merrill Lynch Wealth Management.
				None (2)	None

The business address of each Independent Trustee is 360 Madison Avenue, 20th Floor, New York, NY 10017.

(1) "Fund Complex" means any two or more registered investment companies that: (i) share the same investment adviser or principal underwriter; and (ii) hold themselves out to investors as related companies for purposes of investment and investor services. Currently, the Fund is not part of any "Fund Complex."

(2) Other than the Fund.

Interested Trustees (1)
Name and Age	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships/Director ships Held by Trustee
Joseph S. Pignatelli	Trustee (Chairman) and Principal Executive Officer	Indefinite/Since Inception	President, The Archstone Partnerships	None (2)	None

(1) "Interested person" of the Fund or the Adviser, as defined by the 1940 Act.  Mr. Pignatelli is an interested person of the Fund due to his position as an officer of the Fund and the Adviser.

(2) Other than the Fund.

Each of the Trustees was elected to the Board by the sole shareholder of the Fund (the Adviser).

The Trustees serve on the Board for terms of indefinite duration.  Except as required by the 1940 Act, Trustees need not be elected by shareholders.  Each Trustee shall serve during the continued lifetime of the Trust until he/she dies, resigns, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of shareholders called for the purpose of electing Trustees and until the election and qualification of his/her successor.  Any Trustee may resign at any time by written instrument signed by him/her and delivered to any officer of the Trust or to a meeting of the Trustees.  The Board, by action of a majority of the then remaining Trustees at a duly constituted meeting, may fill vacancies in the Board or remove Trustees with or without cause; except that a vacancy shall be filled only by a person elected by shareholders if required by the 1940 Act.  Any Trustee may be removed at any meeting of shareholders by a vote of two-thirds of the outstanding shares of the Trust.  A meeting of shareholders for the purpose of electing or removing one or more Trustees may be called (i) by the Trustees upon their own vote, or (ii) upon the demand of a shareholder or shareholders owning shares representing 10% or more of all votes entitled to be cast by outstanding shares.

The following table sets forth certain information regarding the compensation expected to be received by the Independent Trustees from the Fund for their first full fiscal year of service and the aggregate compensation paid to the Independent Trustees for the fiscal year ended March 31, 2016.  No compensation is paid by the Fund to Trustees who are “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser.

Name of Trustee	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund and the Fund Complex
Anthony Artabane	$20,000	0	0	$20,000
Spencer Boggess	$20,000	0	0	$20,000

Currently, the Independent Trustees are each paid an annual retainer of $20,000 by the Fund, and are reimbursed by the Fund for their reasonable out-of-pocket expenses.  The Trustees do not receive any pension or retirement benefits from the Fund.

Board Committees

The only standing committees of the Board are the Audit Committee and the Nominating Committee.  The Audit Committee is comprised of the Independent Trustees.  The Audit Committee has, as its primary purpose, oversight responsibility with respect to:  (i) the adequacy of the Fund’s accounting and financial reporting processes, policies and practices; (ii) the integrity of the Fund’s financial statements and the independent audit thereof; (iii) the adequacy of the Fund’s overall system of internal controls over financial reporting and, as appropriate, the internal controls of certain service providers as they relate to financial reporting; (iv) the Fund’s compliance with certain legal and regulatory requirements; and (v) determining the qualification and independence of the Fund’s independent auditors.  To the extent there are Trustees who are not members of the Audit Committee, the Audit Committee members shall report its activities to the full Board on a regular basis and make such recommendations as the Audit Committee may deem necessary or appropriate.  As of March 31, 2016, the Audit Committee held two meetings.

The Nominating Committee is comprised of the Independent Trustees to which the discretion to select and nominate candidates to serve as Independent Trustees has been committed.  While the Nominating Committee is responsible for the selection and nomination of the Fund’s Independent Trustees, the Nominating Committee may consider nominations for the office of Independent Trustee made by shareholders in the Fund or by Fund management as it deems appropriate.  Shareholders who wish to recommend a nominee should send nominations (that include biographical information and set forth the qualifications of the proposed nominee) to Archstone Alternative Solutions Fund, 360 Madison Avenue, 20th Floor, New York, NY 10017;  Attention:   Chief Executive Officer.  As of March 31, 2016, the Nominating Committee did not hold any meeting.

Although the Board does not have a formal diversity policy, the Board endeavors to comprise itself of members with a broad mix of professional and personal backgrounds.  In forming the Board, the Trustees took into account the significant professional experiences of Mr. Artabane (financial accounting/audit in the asset management business) and Mr. Boggess (particularly in alternative investments).  The Independent Trustees also considered that Mr. Pignatelli is not an Independent Trustee, but recognized that he is the President and Co-Portfolio Manager of the Adviser and Principal Executive Officer of the Fund, and, as such, helps foster the Board’s direct access to information regarding the Adviser and the Fund.  In considering the candidacy of a prospective Independent Trustee, the Nominating Committee and the Board would take into account a variety of factors, including each nominee’s professional background and experience.

Equity Securities Owned by Trustees

As of March 31, 2016, none of the Independent Trustees own shares of the Fund.  Please see the "Securities Ownership of Portfolio Managers" section for information regarding the equity securities owned by Joseph S. Pignatelli.  As of March 31, 2016, the Independent Trustees, and their immediate family members, did not beneficially own or own of record securities in the Adviser, or any persons (other than registered investment companies) directly or indirectly controlling, controlled by or under common control with the Adviser.

Fund Officers

In accordance with the Fund’s agreement and declaration of trust, the Board has selected the following persons to serve as officers of the Fund:

Officers
Name and Age	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen
Joseph S. Pignatelli	Principal Executive Officer; Co-Portfolio Manager	Indefinite/Since Inception	President, Co-Portfolio Manager, The Archstone Partnerships	None (1)
Andrew Small	Chief Financial Officer	Indefinite/Since Inception	Chief Financial Officer, The Archstone Partnerships	None (1)
Rinarisa Coronel DeFronze	Chief Compliance Officer	Indefinite/Since Inception	General Counsel and Chief Compliance Officer, The Archstone Partnerships (since 2013); Assistant General Counsel and Compliance Officer, Alden Global Capital LLC (June 2010-April 2013)	None (1)

The address of each Officer is 360 Madison Avenue, 20th Floor, New York, NY 10017.

(1) Other than the Fund.

PORTFOLIO MANAGERS

The following table provides information regarding accounts managed by the Fund’s portfolio managers, Messrs.  Joseph S. Pignatelli, Alfred Shuman and Mark Smith (each, a “Portfolio Manager”), as of March 31, 2016:

Registered Investment Companies Managed by each of the Portfolio Managers*
Number Total	Total Assets	Number with Performance Based Fees	Total Assets with Performance-Based Fees
0	0	0	0
Pooled Investment Vehicles Managed by each of the Portfolio Managers
Number Total	Total Assets	Number with Performance Based Fees	Total Assets with Performance-Based Fees
7	$2,358MM	6	$1,757MM

* Not including the Fund.

Portfolio Manager Compensation

Mr. Pignatelli receives a salary based on a formula tied to the profitability of The Archstone Partnerships.  As a member of the Adviser, he also receives earnings from the Adviser. Mr. Shuman, as a member of the Adviser, receives earnings from the Adviser. Mr. Smith receives a base salary and a discretionary bonus.  As a member of the Adviser, he also receives earnings from the Adviser. The level of their profitability in turn is dependent on the advisory fees (including any performance fees and allocations) received from the Fund and other advisory clients.

Securities Ownership of Portfolio Managers

The following table sets forth the dollar range of equity securities of the Fund owned by the portfolio managers as of March 31, 2016:

Joseph S. Pignatelli- Over $1,000,000

Alfred Shuman- Over $1,000,000

Mark Smith- $0

TAX ASPECTS

The following is a general summary of certain material anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of shares of the Fund.  The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, court decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).  The discussion is limited to U.S. persons who hold shares of the Fund as capital assets for federal income tax purposes.  This summary does not address all of the federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under federal income tax laws.  No ruling has been or will be obtained from the IRS regarding any matter relating to the shares or the Fund.  No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below.  The discussions set forth here and in the Prospectus do not constitute tax advice.  Shareholders must consult their own tax advisers as to the federal income tax consequences of the purchase, ownership and disposition of shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

Federal Income Taxation of the Fund

The Fund has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code.  To qualify as a RIC, the Fund must comply with certain requirements relating to, among other things, the sources of its income (the “Gross Income Requirement”) and diversification of its assets (the “Diversification Requirement”).  If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders.  The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement.  The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to its shareholders.  If the Fund makes such an election, each shareholder will be required to report its share of such undistributed net capital gain as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gain as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability.  In addition, each shareholder will be entitled to increase the adjusted tax basis of its shares by the difference between its share of such undistributed net capital gain and the related credit.  There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a taxable year.

To avoid a nondeductible 4% federal excise tax, the Fund will be required to distribute by December 31 of each year at least an amount equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any amounts that were not distributed in previous taxable years on which the Fund paid no U.S. federal income tax.  For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

The Diversification Requirement requires the Fund to diversify its holdings so that at the end of each quarter of the taxable year:

•	at least 50% of the value of the Fund’s total assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities representing, in respect of any one issuer, no more than 5% of the value of the Fund’s assets and no more than 10% of the outstanding voting securities of such issuer; and

•	no more than 25% of the value of the total assets of the Fund is invested in (i) the securities of any one issuer, other than U.S. government securities or securities of other RICs, (ii) the securities of any two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or (iii) securities of qualified publicly traded partnerships.

If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund may be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders at the rates then applicable to dividend income.  In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

As an alternative, there is a remedy for a failure of the Diversification Requirement, if the failure was due to reasonable cause and not willful neglect, subject to certain divestiture and procedural requirements and the payment of a tax.  There is also a de minimis exception to a potential failure of the Diversification Requirement that would require corrective action but no tax payment.  In addition, a failure of the Gross Income Requirement can be remedied, if the failure was due to reasonable cause and not willful neglect, subject to certain procedural requirements and the payment of a tax.

There is a possibility that the Fund may from time to time be considered under the Code to be a nonpublicly offered RIC.  Under Temporary Regulations, certain expenses of nonpublicly offered RIC, including advisory fees, may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as an individual (thus, for example, a qualified pension plan is not subject to this rule).  Such a shareholder’s pro rata portion of the affected expenses will be treated as an additional dividend to the shareholder and will be deductible by such shareholder, subject to the 2% “floor” on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code.  A “nonpublicly offered RIC” is a RIC whose shares are neither (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market nor (iii) held by at least 500 persons at all times during the taxable year.

Nature of the Fund’s Investments

Certain of the investment practices of the Fund or the Portfolio Funds are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income  or gain without a corresponding receipt of cash, (v) adversely affect the timing as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions.  An investment by the Fund in a “passive foreign investment company” may result in additional taxes as well as potentially causing the Fund to recognize income in advance of receiving cash payments.

Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions.  Such taxes will not be deductible or creditable by shareholders, except as described below.  Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

Certain foreign currency gains and losses attributable to currency exchange rate fluctuations are treated as ordinary income or loss.  Such income (or loss) may increase (or decrease) the Fund’s income available for distribution.

Foreign Taxes

Jurisdictions in which the Fund invests may impose taxes with respect to certain interest, dividends and capital gains, or with respect to certain financial transactions.  The Fund may take the position that such income or transaction is not subject to such a foreign tax, or that it is exempt from payment of such a tax.  However, there can be no assurance that a relevant foreign tax authority will agree with the Fund’s position.  Any such exposure to foreign taxes could adversely affect the Fund’s returns.  Additionally, a shareholder may be adversely impacted by foreign taxes imposed on the Fund attributable to periods prior to the shareholder’s investment in the Fund.  Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

If more than 50% of the value of the Fund’s total assets at the end of its taxable year consists of stock or securities of foreign corporations, the Fund may elect to pass through a shareholder’s pro rata share of foreign taxes paid by the Fund.  There is no assurance that the Fund will meet the above requirement, be able to compile the information necessary to determine whether the Fund is eligible to make such an election, or make such an election if eligible to do so.

If it is determined that the Fund is eligible to make such an election, and the election is made, the year-end statement received by a shareholder from the Fund will show more taxable income than was actually distributed to such shareholder.  In that case, a shareholder will be entitled either to deduct its share of these taxes in computing its taxable income or to claim a foreign tax credit for these taxes against its U.S. federal income tax (subject to limitations for certain shareholders).  The Fund will provide each shareholder with the information necessary to complete such shareholder’s personal income tax return if it makes this election.

Distributions to Shareholders

Distributions of the Fund’s investment company taxable income are, except as described below, taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits.  Distributions of the Fund’s net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders.  Distributions in excess of the Fund’s current and accumulated earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after such adjusted tax basis is reduced to zero, will constitute long-term or short-term capital gains to such holder, depending on the holder’s holding period in the shares.

The federal income tax rates generally are reduced to 20% (lower rates apply for individuals in lower tax brackets) on (1) long-term capital gains received by individuals and (2) “qualified dividend income” received by individuals from certain domestic and foreign corporations.  Fund shareholders, as well as the Fund itself, must satisfy certain holding period and other requirements in order for the reduced rates to apply.  A portion of the ordinary income dividends paid by the Fund may be eligible for the reduced rate applicable to “qualified dividend income.”  No assurance can be given as to what percentage of the ordinary income dividends, if any, paid by the Fund will consist of “qualified dividend income.”  To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains.  Distributions are taxable, as described above, whether received in cash or reinvested in the Fund.  The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Sale of Shares

A shareholder will recognize a gain or loss on the sale of shares (other than a repurchase as described below) equal to the difference between the shareholder’s adjusted tax basis (which will include any sales load paid by such shareholder to a Selling Agent) in the shares sold and the amount received.  Generally, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets and generally will be treated as a long-term capital gain or loss if the shares have been held for more than one year.  Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced, or substantially identical stocks or securities are acquired, within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to the Fund’s dividend reinvestment plan.  In such a case, the tax basis of the shares acquired will be adjusted to reflect the disallowed loss.  Any loss realized by a shareholder on the sale or exchange of Fund shares held by a shareholder for six months or less will be treated for federal income tax purposes as a long-term capital loss to the extent of any distributions of long-term capital gains received by the shareholder with respect to such shares and the amount of any undistributed capital gain of the Fund required to be included in the income of the shareholder with respect to such shares.

Tax on Net Investment Income

Individuals, estates and trusts are subject to a tax of 3.8% on “net investment income” (or undistributed “net investment income”, in the case of estates and trusts) for a taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount.1  Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property.  It is anticipated that net income and gain attributable to an investment in the Fund will be included in a shareholder’s “net investment income” subject to this tax.

Repurchase of Shares

The repurchase of shares by the Fund generally will be a taxable transaction for federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend.  A repurchase of shares generally will be treated as a sale or exchange, with the results described above under “Sale of Shares,” if the receipt of cash by the shareholder results in a “complete redemption” of the shareholder’s interest in the Fund or is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to the shareholder.  In determining whether any of these tests have been met, shares actually owned and shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account.

If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a repurchase of shares will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the Fund’s current and accumulated earnings and profits.  The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s adjusted tax basis in the shares repurchased), and any amount in excess of the shareholder’s adjusted tax basis would constitute taxable gain.  Any remaining tax basis in the shares repurchased by the Fund will be transferred to any remaining shares held by such shareholder.  In addition, if the Fund were treated as a nonpublicly offered RIC, then if a repurchase of shares is treated as a dividend to a tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such repurchase.

Backup Withholding

The Fund may be required to withhold federal income tax at the rate of 28% on all taxable distributions payable to non-corporate shareholders.  This tax may be withheld from dividends if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number, (ii) the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding.  Gross proceeds from the sale of shares may be subject to backup withholding under the circumstances described in (i) above.

[1]	The amount is $250,000 for married individuals filing jointly, $125,000 for married individuals filing separately, $200,000 for other individuals and the dollar amount at which the highest income tax bracket for estates and trusts begins.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

Information Reporting

The Fund must report annually to the IRS and to each shareholder the amount of dividends, capital gain dividends and gross proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts.

The Fund must report to the IRS and furnish to shareholders basis information for repurchased shares.  In addition to reporting the gross proceeds from the repurchase of shares, the Fund will also be required to report the basis information for such shares and indicate whether they had a short-term or long-term holding period.  The Fund will permit shareholders to elect from among several acceptable basis methods, including the average basis method.  In the absence of an election, the Fund will use the average basis method as the default basis method.  Shareholders should consult with their tax advisers to determine the best basis method for their tax situation and to obtain more information about how the basis reporting requirements apply to them.

Tax Shelter Reporting

If a shareholder recognizes a loss with respect to shares of $2 million or more for a non-corporate shareholder or $10 million or more for a corporate shareholder in any single taxable year (or in excess of certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on Form 8886.  Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted.  The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.  Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

PROXY VOTING POLICIES AND PROCEDURES

The Adviser votes proxy proposals, amendments, consents or resolutions (collectively, “proxies”), on behalf of the Fund, relating to the Fund’s investments in Portfolio Funds (and any other Fund investments), in a manner that seeks to serve the best interests of the Fund.  The Adviser has guidelines addressing how it votes proxies with regard to specific matters.  In general, the Adviser seeks to resolve any potential conflicts of interest associated with any proxy by applying the foregoing general policy of seeking to serve the best interests of the Fund.  Because the Fund purchases and holds interests in Portfolio Funds, it is common for the Adviser to receive requests soliciting votes or consent for amendments or resolutions affecting the governance of Portfolio Funds that are not easily classified as proxies in the traditional sense.  As such, the Adviser will treat a request from a Portfolio Fund as a proxy when it involves a request to exercise the Fund’s voting authority on, without limitation, proposed amendments to a limited partnership agreement, operating agreement or a memorandum and articles of association, as the case may be, or voting in connection with an annual or special meeting of investors, in each case where the Fund’s vote is counted towards the calculation of whether a quorum or threshold set by the Portfolio Fund has been achieved.  Specific investor rights or elections requested by Portfolio Funds which are not dependent on how other investors vote, such as, without limitation, a choice between acceptance of new terms or an early right of redemption, invitations to invest or transfer to new or changed share classes, or tender offers that are individually exercisable by an investor will not be considered proxies, although they will be exercised in the best interest of the Fund.  In addition, the Adviser may waive the Fund’s voting rights attributable to the Fund’s interests in Portfolio Funds.  The Adviser may abstain from voting all together in the event of a material conflict of interest or under certain other circumstances.  Information regarding how the Adviser voted any proxies on behalf of the Fund during the most recent twelve-month period ended June 30 will be reported on Form N-PX and will be made available no later than August 31 of each year.  Such information can be obtained:  (i) without charge, upon request, by calling toll-free at 1-844-449-4900; and (ii) on the SEC’s website at www.sec.gov.

GENERAL INFORMATION

Independent Registered Public Accounting Firm

Ernst and Young LLP (“EY”) will act as independent registered public accountant for the Fund and in such capacity will audit the Fund’s annual financial statements.  The principal business address of EY is 5 Times Square, New York, NY 10036.

FINANCIAL STATEMENTS

Appendix A to this SAI provides financial information regarding the Fund.  The Fund’s financial statements have been audited by EY.

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND

Annual Report

Period from October 1, 2015 (commencement of operations)
to March 31, 2016

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
CONTENTS

Report of Independent Registered Public Accounting Firm	1

Schedule of Investments	2

Statement of Assets and Liabilities	4

Statement of Operations	5

Statement of Changes in Net Assets	6

Statement of Cash Flows	7

Financial Highlights	8

Notes to Financial Statements	9

Fund Management	15

Other Information	16

Privacy Policy	18

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders
Archstone Alternative Solutions Fund

We have audited the accompanying statement of assets and liabilities of Archstone Alternative Solutions Fund (the Fund), including the schedule of investments, as of March 31, 2016, and the related statements of operations, changes in net assets, cash flows and the financial highlights for the period from October 1, 2015 (commencement of operations) to March 31, 2016. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments in portfolio funds owned as of March 31, 2016, by correspondence with management or administrators of the underlying portfolio funds. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Archstone Alternative Solutions Fund at March 31, 2016, the results of its operations, changes in its net assets, its cash flows and the financial highlights for the period from October 1, 2015 (commencement of operations) through March 31, 2016, in conformity with U.S. generally accepted accounting principles.

May 31, 2016
New York, NY

1

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
SCHEDULE OF INVESTMENTS
March 31, 2016

	Cost	Fair Value	Percentage of Net Assets	Withdrawals Permitted (1)	Redemption Notice Period (1)
Investments in Portfolio Funds:
Alternative Investment Strategy: (2)
Directional: (9)
Bay Resource Partners Offshore Fund, Ltd	$1,500,000	$1,471,113	6.77%	Quarterly	45 days
Discovery Global Opportunity Fund, Ltd.(3)	1,500,000	1,440,249	6.63%	Semi-Annual	60 days
Glenhill Capital Overseas Partners, Ltd (5)	1,500,000	1,555,387	7.16%	Quarterly	60 days
Hitchwood Capital Fund, Ltd. (5)	1,500,000	1,436,860	6.61%	Quarterly	75 days
Luxor Capital Partners Offshore, Ltd	750,000	616,019	2.83%	Quarterly	90 days
Marcato International, Ltd	1,800,000	1,633,243	7.51%	Quarterly	60 days
Miura Global Fund, Ltd	1,500,000	1,401,948	6.45%	Monthly	60 days
Roystone Capital Offshore Fund, Ltd	2,250,000	1,967,385	9.05%	Quarterly	90 days
Shellback Offshore Fund, Ltd	1,000,000	982,822	4.52%	Quarterly	45 days
Valinor Capital Partners Offshore, Ltd (5)	1,750,000	1,564,007	7.19%	Quarterly	60 days
Total Directional	15,050,000	14,069,033	64.72%

Non-Directional: (9)
Davidson Kempner International (BVI), Ltd	1,000,000	1,010,433	4.65%	Quarterly	60 days
Elliott International, Ltd (4)	2,750,000	2,805,118	12.90%	Quarterly	60 days
Farallon Capital Offshore Investors, Inc	1,500,000	1,505,855	6.93%	Semi-Annual	45 days
Fir Tree Capital Opportunity Fund II, Ltd	1,000,000	936,427	4.31%	Annually	90 days
King Street Capital, Ltd. (5)	1,491,465	1,468,434	6.76%	Quarterly	65 days
King Street Capital, Ltd. Side Pocket (6)	8,535	8,508	0.04%	Various	Various
OZ Overseas Fund II, Ltd. (7)	1,500,000	1,459,935	6.72%	Quarterly	30 days
York Investment, Ltd. (5)	1,500,000	1,352,859	6.22%	Quarterly	45 days
Total Non-Directional	10,750,000	10,547,569	48.53%
Total Investments in Portfolio Funds	$25,800,000	$24,616,602	113.25%

See accompanying notes.

2

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
SCHEDULE OF INVESTMENTS (Continued)
March 31, 2016

	Shares	Cost	Fair Value	Percentage of Net Assets
Short-Term Investments:
Federated Treasury Obligations Fund, 0.16% (8)	455,527	$455,527	$455,527	2.10%
Total Short-Term Investments		455,527	455,527	2.10%

Total Investments		$26,255,527	$25,072,129	115.35%

Other Assets Less Liabilities			(3,335,755)	-15.35%

Net Assets
			$21,736,374	100.00%

(1)	Redemption frequency and redemption notice period reflect general redemption terms, and exclude liquidity restrictions. Different tranches may have different liquidity terms and may be subject to investor level gates.

(2)	The Fund's investment objective is to achieve long-term capital appreciation while attempting to reduce volatility relative to the equity markets. The Fund seeks to accomplish its investment objective by investing its assets primarily in a broad mix of hedge funds and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies. The Fund's hedge fund investments may primarily include offshore investment vehicles that may subject taxable investors' capital gains (including unrealized capital gains) to tax at ordinary income rates (See "Certain Tax Matters" in the Fund's prospectus).

(3)	Withdrawals from this portfolio fund are permitted after a six-month lockup period from the date of the initial investment, 10/1/15.

(4)	Withdrawals from this portfolio fund are permitted after a two-year lockup period from the date of the initial investment, 10/1/15.

(5)	Withdrawals from this portfolio fund are permitted after a one-year lockup period from the date of the initial investment, 10/1/15.

(6)	All or a portion of these investments are held in side-pockets. The full recovery of cash from this position may take several years to withdraw.

(7)	Withdrawals from this portfolio fund are permitted after a one-year and one-quarter lockup period from the date of the initial investment, 10/1/15.

(8)	These securities are shown at their current rates as of March 31, 2016.

(9)	All Portfolio Funds are domiciled in the Cayman Islands with the exception of: (Miura, Farallon, King Street, and Davidson Kemper - Domiciled in the British Virgin Islands) and (Fir Tree - Domiciled in the Bahamas).

Type of Investment as a Percentage of Total Investments (Unaudited):

See accompanying notes.

3

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
STATEMENT OF ASSETS AND LIABILITIES
March 31, 2016

Assets
Investments, at fair value (See Note 2):
Portfolio funds (cost $25,800,000)	$24,616,602
Short-term (cost $455,527)	455,527
Total investments (pledged under loan agreement; see Note 11, cost $26,255,527)	25,072,129

Offering costs	158,997
Receivable from Investment Manager	59,867
Prepaid expenses and other assets	19,818
Total assets	25,310,811

Liabilities
Line of credit payable	3,329,844
Offering costs payable	158,997
Professional fees payable	61,250
Accounting and administration expense payable	6,250
Line of credit fees and interest payable	3,914
Other accrued liabilities	14,182
Total liabilities	3,574,437
Net assets	$21,736,374

Net assets consist of:
Paid-in capital	$23,065,058
Distributions in excess of net investment loss (See Note 2)	(145,286)
Accumulated net unrealized depreciation on investments	(1,183,398)
Net Assets, Class I*	$21,736,374

Shares outstanding and issued (unlimited shares authorized), Class I shares	2,307,410
Net Asset Value per share, Class I shares	$9.42

*	Class I is the only class of shares with any assets as of March 31, 2016.

See accompanying notes.

4

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
STATEMENT OF OPERATIONS
Year Ended March 31, 2016*

Investment income
Dividend income	$236
Total investment income	236

Expenses
Organizational expense	141,045
Offering costs	158,997
Management fees	125,308
Legal expense	99,980
Professional fees	67,500
Accounting and administration fees	37,500
Transfer agent fees	25,283
Directors fees	20,000
Custodian fees	11,803
Line of credit interest expense	27,088
Registration fees	8,250
Line of credit fees	6,670
Compliance fees	4,825
Other fees	1,082
Total expenses	735,331
Less: Contractual reimbursement of expenses (See Note 4)	(541,567)
Less: Voluntary waiver of management fees (See Note 4)	(125,308)
Net expenses	68,456
Net investment loss	(68,220)

Net unrealized loss on investments
Net change in unrealized depreciation on investments	(1,183,398)
Net unrealized loss on investments	(1,183,398)
Net decrease in net assets resulting from operations	$(1,251,618)

*
The Fund’s commencement of operations date was October 1, 2015. Prior to October 1, 2015, the Fund had been inactive except for matters related to the Fund’s establishment, designation and planned registration. The date of initial share purchase by the Investment Manager was June 15, 2015.

See accompanying notes.

5

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
STATEMENT OF CHANGES IN NET ASSETS

Period Ended March 31, 2016*
Operations:
Net investment loss	$(68,220)
Net change in unrealized depreciation on investments	(1,183,398)
Net decrease in net assets resulting from operations	(1,251,618)

Distributions to shareholders:
Distributions to shareholders:
Class I shares	(77,066)
Change in net assets from distributions to shareholders	(77,066)

Fund share transactions:
Proceeds from shares issued	22, 905,676
Reinvestment of distributions	59,382
Cost of shares redeemed	—
Net change in net assets from fund share transactions	22,965,058

Net change in net assets	21,636,374

Net assets at beginning of period	100,000
Net assets at end of period	$21,736,374

Distributions in excess of net investment loss (See Note 2)	$(145,286)

Transactions in shares:
Issuance of shares	2,291,430
Reinvestment of distributions	5,980
Redemption of shares	—
Net change in shares	2,297,410

*
The Fund's commencement of operations date was October 1, 2015. Prior to October 1, 2015, the Fund had been inactive except for matters related to the Fund's establishment, designation and planned registration. The date of initial share purchase by the Investment Manager was June 15, 2015.

See accompanying notes.

6

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
STATEMENT OF CASH FLOWS

Period Ended March 31, 2016*
Operating activities
Net decrease in net assets resulting from operations	$(1,251,618)
Adjustments to reconcile net decrease in net assets from operations to net cash used in operating activities:
Purchase of investments	(25,800,000)
Purchase of short-term investments	(455,527)
Net change in unrealized depreciation on investments	1,183,398
Changes in operating assets and liabilities:
Increase in net receivable from Investment Manager	(59,867)
Increase in prepaid expenses and other assets	(19,818)
Increase in line of credit payable	3,329,844
Increase in professional fees payable	61,250
Increase in accounting and administration fee payable	6,250
Increase in line of credit fees and interest payable	3,914
Increase in other accrued liabilities	14,182
Net cash used in operating activities	(22,987,992)

Financing activities
Proceeds from capital contributions	22,965,058
Distributions To Shareholders	(77,066)
Net cash provided by financing activities	22,887,992

Net change in cash	(100,000)

Cash at beginning of period	100,000
Cash at end of period	$—

Supplemental disclosure of line of credit interest paid	$27,088
Supplemental disclosure of line of credit fees paid	$6,670

*
The Fund's commencement of operations date was October 1, 2015. Prior to October 1, 2015, the Fund had been inactive except for matters related to the Fund's establishment, designation and planned registration. The date of initial share purchase by the Investment Manager was June 15, 2015.

See accompanying notes.

7

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
FINANCIAL HIGHLIGHTS

Period Ended March 31, 2016*
Per Share Operating Performances (1):
Net Asset Value per share, beginning of period	$10.00

Change in net assets from operations:
Net investment loss	(0.03)
Net unrealized loss on investments	(0.51)
Total change in per share value from investment operations	(0.54)

Distributions:
Total distributions	(0.04)
Net decrease in net assets	(0.58)
Net Asset Value per share, end of period	$9.42

Ratios to average net assets (2):
Net expenses (3)(4)(5)	0.66%
Gross expenses (4)(6)	6.39%
Net investment loss (4)	(0.66%)

Total Return (7)	(5.43%)
Portfolio turnover	0.00%
Net assets end of year (000's)	$21,736

*
The Fund's commencement of operations date was October 1, 2015. Prior to October 1, 2015, the Fund had been inactive except for matters related to the Fund's establishment, designation and planned registration. The date of initial share purchase by the Investment Manager was June 15, 2015.

(1)	Selected data is for a single share outstanding throughout the period.
(2)	The ratios do not include investment income or expenses of the Portfolio Funds in which the Fund invests.
(3)
The ratio of net expenses include $541,567 in contractual waivers and reimbursements representing (4.53)% and $125,308 in voluntary reimbursements representing (1.20)%. See Note 4 in the Notes to the Financial Statements for additional information.

(4)	Annualized for period less than one year, with the exception of non-recurring organizational costs
(5)	Includes line of credit interest expense, which is not subject to the expense limitation cap. See Note 4 in the Notes to the Financial Statements for additional information.
(6)	The gross expense ratio net of the voluntary waiver of management fees is 5.19%. See Note 4 in the Notes to the Financial Statements for additional information.
(7)	Not annualized for periods less than one year.

8

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM OCTOBER 1, 2015 TO MARCH 31, 2016

1.  Organization

Archstone Alternative Solutions Fund (the "Fund") was organized as a statutory trust under the laws of the State of Delaware on March 4, 2015 and commenced operations on October 1, 2015. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Securities Act of 1933, as a non-diversified, closed-end management investment company. The business and operations of the Fund are managed and overseen by the Board of Trustees (the "Board").

The objective of the Fund is to achieve long term capital appreciation while attempting to reduce volatility relative to the equity markets. The Fund seeks to accomplish its investment objective by investing its assets primarily in a broad mix of hedge funds and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies. The Fund's hedge fund investments may primarily include offshore investment vehicles that may subject taxable investors' capital gains (including unrealized capital gains) to tax at ordinary income rates (See "Certain Tax Matters" in the Fund's prospectus). At present, there are a number of money managers whose services are not generally available to the investing public. These managers, who generally place stringent restrictions on the number of persons whose money they will manage, employ a wide variety of investment strategies and techniques. By investing through this varied group, the Fund seeks to provide investors with access to the varied skills and expertise of these managers while at the same time seeks to lessen the risks and volatility associated with investing through any single money manager. An investment in the Fund also enables investors to avoid, to a significant extent, the high minimum investment requirements typically imposed on individual investors by Portfolio Managers. The Fund is managed by A.P. Management Co. LLC (the "Investment Manager'), an investment manager registered under the Investment Advisers Act of 1940, as amended.

Shares of beneficial interest ("shares") of the Fund are offered only to "Eligible Investors" and are subject to transfer restrictions (as defined in the Fund's prospectus). These restrictions are more fully described in Note 3.

2.  Significant Accounting Policies

The Fund is an investment company, and as such, these financial statements have applied the guidance set forth in Accounting Standards Codification (ASC) 946, Financial Services—Investment Companies. The following is a summary of significant accounting and reporting policies used in preparing the financial statements.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Calculation of Net Assets and Net Asset Value per Share
The Fund calculates its net assets as of the close of business on the last business day of each calendar month and the last day of each fiscal period. In determining its net assets, the Fund values its investments as of such month-end or as of the end of such fiscal period, as applicable. The net assets of the Fund equals the value of the total assets of the Fund less liabilities, including accrued fees and expenses, each determined as of the date the Fund's net assets is calculated. The net asset value per share equals net assets divided by shares outstanding.

Investments in Portfolio Funds
The Fund values its investments in Portfolio Funds at fair value, using the net asset value as a practical expedient, which generally is the Fund's pro-rata interest in the net assets of the Portfolio Funds. The underlying investments held by the Portfolio Funds are valued at fair value in accordance with the policies established by the Portfolio Funds, as described in their respective financial statements and agreements. Due to the inherent uncertainty of less liquid investments, the value of certain investments held by the Portfolio Funds may differ from the values that would have been used if a ready market existed. The Portfolio Funds may hold investments for which market quotations are not readily available and are thus valued at their fair value, as determined in good faith by their respective Portfolio Fund Managers. Net realized and unrealized gains and losses from investments in Portfolio Funds are reflected in the Statement of Operations. Realized gains and losses from Portfolio Funds are recorded on the average cost basis.

9

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
NOTES TO FINANCIAL STATEMENTS (Continued)

Management of the Portfolio Funds received an annual management fee ranging from 1% to 2% of the Fund's net asset balance in the Portfolio Funds and incentive fee ranging from 0% to 20% of the Fund's net capital appreciation from its investments in Portfolio Funds, as defined by the respective Portfolio Funds' agreements.

For the period ended March 31, 2016, the aggregate cost of purchases and proceeds from sales of investments in Portfolio Funds were $25,800,000 and $0, respectively.

Certain Portfolio Funds may hold a portion of their assets as side-pocket investments (the "Side-Pockets"), which have restricted liquidity, potentially extending over a much longer period of time than the typical liquidity an investment in a Portfolio Fund may provide. Should the Fund seek to liquidate its investments in the Side-Pockets, the Fund might not be able to fully liquidate its investment without delay, and such delay could be considerable. In such cases, until the Fund is permitted to fully liquidate its interest in the Side-Pockets, the value of its investment could fluctuate based on adjustments to the fair value of the Side-Pockets. As of March 31, 2016, 1 of the 17 Portfolio Funds had all or a portion of their assets held as Side-Pockets. The fair value of these Side-Pockets as of March 31, 2016 was $8,508 and represented 0.04% of total net assets. Generally, the Investment Manager on behalf of the Fund, will seek to opt-out of side pocket investments, to the extent practicable.

Fair Value of Financial Instruments
In accordance with Accounting Standards Codification ("ASC") 820, Fair Value Measurement, fair value is defined as the price that the Fund would receive if it were to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions that market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs), and (2) inputs that reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used by the Portfolio Funds in determining the fair value of the Fund's investments.

The inputs are summarized in the three broad levels listed below:

Level 1 -	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. This includes situations where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments.

Short-term investments represent an investment in a money market fund. Short-term investments are recorded at fair value, which is their published net asset value.

Investments in Portfolio Funds are recorded at fair value, using the Portfolio Funds' net asset value as a practical expedient.

In May 2015, the Financial Accounting Standards Board (the "FASB") issued Accounting Standard Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Unit (or Its Equivalent), modifying ASC 820. Under the modifications, investments in private investment funds valued at net asset value are no longer included in the fair value hierarchy. As a result of the Fund's adoption of ASU 2015-07, investments in Portfolio Funds with a fair value of $24,616,602 are excluded from the fair value hierarchy as of March 31, 2016.

10

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
NOTES TO FINANCIAL STATEMENTS (Continued)

The following table represents the investments carried at fair value on the Statement of Assets and Liabilities by level within the valuation hierarchy as of March 31, 2016:

Investments	Level 1 - Quoted Prices	Level 2 - Other Significant Observable Inputs	Level 3 - Significant Unobservable Inputs	NAV As Practical Expedient	Total
Type
Investments in Portfolio Funds*	$—	$—	$—	$24,616,602	$24,616,602
Short-term investments	455,527	—	—	—	455,527
Total	$455,527	$—	$—	$24,616,602	$25,072,129

*For a detailed breakout of sub-categories, please refer to the Schedule of Investments.

The Schedule of Investments categorizes the aggregate fair value of the Fund's investments in the Portfolio Funds by domicile, investment strategy, and liquidity.

The Fund discloses transfers between levels based on valuations at the end of the reporting period. There were no transfers between Levels 1, 2 or 3 for the Period ended March 31, 2016.

Investment Transactions and Investment Income
Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Taxation and Distribution to Shareholders
It is the policy of the Fund to qualify as a RIC, if such qualification is in the best interest of its shareholders, by complying with the applicable provisions of the IRC. Under Subchapter M of the IRC, each year that the Fund qualifies as a RIC and distributes to its shareholders generally at least 90% of its "investment company taxable income" (as defined in the IRC, but without regard to the dividends paid deduction and net tax-exempt income), it will pay no U.S. federal income tax on the earnings or capital gains it distributes. This avoids a "double tax" on that income and net capital gains since holders of shares normally will be taxed on the dividends and net capital gains they receive from the Fund (unless their shares are held in a retirement account that permits tax deferral or the holder is otherwise exempt from tax). Distributions made for the period ended March 31, 2016 were based upon estimates received from the Portfolio Funds. The taxable income and net capital gains will be determined based on the Fund's tax year end, September 30, 2016. Accordingly, no permanent book tax differences have been reflected in the composition of net assets as of March 31, 2016.

For the two fiscal quarter ends covered by this Report, the Fund did not adhere to the asset diversification requirements under Subchapter M of the IRC. Nevertheless, under the RIC Modernization Act of 2010 ("2010 Act"), the Fund has determined to avail itself of the statutorily-prescribed cure provisions in order to qualify as a RIC under Subchapter M of the IRC for its current tax year, if it meets certain requirements which it fully expects to do. No tax or other costs will be borne by the Fund in operating under this statutory provision (any costs in this regard will be borne by the Investment Manager).

The federal tax cost of investments is adjusted for items of taxable income allocated to the Fund from the Investment Funds. The aggregate tax cost of investments and distributable earnings as of March 31, 2016 is not yet determinable because the Fund's September 30, 2016 initial tax year has not yet been reached.

The Fund evaluates tax positions taken or expected to be taken in the course of preparing the Fund's tax return to determine whether it is "more-likely-than-not" (i.e., greater than 50 percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. The Fund did not record any tax provision in the current period. If the tax law requires interest and/or penalties to be paid on an underpayment of income taxes, interest and penalties will be classified as income taxes in the income tax expenses in the Statement of Operations, if applicable. During the year, the Fund did not incur any interest or penalties. However, management's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, examination by tax authorities (i.e., the last three tax year ends, if applicable), on-going analysis of any changes to tax laws, regulations and interpretations thereof.

11

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
NOTES TO FINANCIAL STATEMENTS (Continued)

3.  Capital Share Transactions

Shares of the Fund are offered for purchase on a monthly basis in a continuous offering at their net asset value per share, plus, in the case of Class A shares (and if applicable), a sales load of up to 3.00% of the amount invested. The minimum initial investment for Class A shares is $50,000, (subject to reduction at the discretion of an investor's broker dealer, or other financial intermediary) and additional contributions from existing shareholders may be made in a minimum amount of at least $10,000, although the Board may waive such minimums in certain cases. As of March 31, 2016, there are no Class A shares outstanding in the Fund.

In addition, Class I shares of the Fund are only available to investors: (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a Selling Agent; (ii) who are clients of investment advisers or financial planners that participate in programs operated by Selling Agents through which Class I shares are offered; (iii) who are other customers or clients of Selling Agents or their affiliates, as authorized by the Fund or a Fund agent, in consultation with the Selling Agent; (iv) who have a minimum initial investment of $5,000,000; or (v) who are members or personnel of the Investment Manager or its affiliates, and members of their immediate families and certain other investors as may be determined by the Fund's Board. In addition, Class I shares may be available for certain investors who currently have or previously had an investment in any other product managed by the Archstone Partnerships. As of March 31, 2016, all outstanding shares in the Fund are Class I shares. During the first twelve months of operations, the minimum investment amounts may be waived to help raise initial assets.

Shares are not redeemable and a shareholder has no right to require the Fund to redeem its shares. In order to provide a limited degree of liquidity to shareholders, the Investment Manager expects to recommend that the Fund make offers to repurchase up to 20% of its outstanding shares as of the end of each calendar quarter at its then-current net asset value commencing during the fourth calendar quarter of 2016. The Fund's Board, in its discretion, must approve each such offer (including the amount of the offer). There can be no assurance that the Fund will make such repurchase offers, or that shareholders tendering shares for repurchase in any offer will have all of their tendered shares repurchased by the Fund. (See "Repurchase Offers" and "Redemptions and Repurchases of Shares — Repurchase Procedures." in the Fund's prospectus)

The Investment Manager expects that, under the procedures applicable to the repurchase of shares, shares will generally be valued for purposes of determining their repurchase price as of a date at least 75 days after the date by which shareholders must submit a repurchase request. The value of shares can change significantly between this repurchase request deadline and the pricing date for the repurchase offer, i.e., 75 days later on the last business day of the applicable calendar month.

The Board will also consider the following factors, among others, in making a determination as to whether to make an offer to repurchase shares from shareholders: (i) whether any shareholders have requested the Fund to repurchase their shares; (ii) the liquidity of the Fund's assets; (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing shares; (vi) the economic condition of the securities markets; and (vii) the anticipated tax consequences of any proposed repurchases of shares. (See "Redemptions and Repurchases of Shares —No Right of Redemption" and "—Repurchases of shares." in the Fund's prospectus)

If a repurchase offer is oversubscribed by shareholders who tender shares for repurchase, the Fund will repurchase only a pro rata portion of the shares tendered by each shareholder. As a result, to have the remaining portion repurchased, the shareholder would have to subscribe to one or more future repurchase offers. There is no guarantee that such offer(s) will be made, or that such future offer(s) will be undersubscribed or otherwise large enough to accommodate the repurchase of the remaining portion of shares. The Fund may redeem shares if, among other reasons, ownership of the shares by a shareholder would cause the Fund or the Investment Manager to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction.

4.  Investment Advisory Fee and Other Transactions with Affiliates

In consideration of services provided by the Investment Manager, the Fund pays the Investments Manager a monthly management fee based on its average daily net assets and computed at the annual rate of 1.20% on the Fund's net assets up to (and including) $1 billion, 1.10% on net assets over $1 billion up to (and including) $5 billion, and 1.0% on the Fund's net assets over $5 billion (the "Management Fee"), which is due and payable in arrears within five business days after the end of each month. This fee is accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund. The Investment Manager did not receive management fees (the "Management Fee") from the Fund for the period ended March 31, 2016. The Investment Manager has elected to provide a voluntary waiver of their management fees for the first 12 months, or the first $100,000,000 of capital raised, whichever comes first.

12

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
NOTES TO FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2016, voluntarily waived management fees in the amount of $125,308 are not subject to recoupment by the Investment Manager.

The Investment Manager and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Investment Manager has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding Distribution and Shareholder Servicing Fees, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expense of the Fund, other than the Management Fee, the Distribution and Shareholder Servicing Fee and Acquired Fund Fees and Expenses, to 0.40% per annum of the Fund's average monthly net assets (the "Expense Limitation"). The Expense Limitation Agreement is in effect for at least one year from the date of commencement and will remain in effect until terminated by the Board. In consideration of the Investment Manager's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Investment Manager in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Investment Manager such amounts. As of March 31, 2016, $541,567 in expenses were contractually reimbursed by the Investment Manager and are subject to repayment by the Fund subject to the limitations noted above. As of March 31, 2016, as disclosed on the Statement of Assets and Liabilities, the net receivable from the Investment Manager for expense reimbursements was $59,867.

Each member of the Board who is not an "interested person" of the Fund (the "Independent Trustees"), as defined by the 1940 Act, receives an annual retainer of $20,000. In addition, all Independent Trustees are reimbursed by the Fund for all reasonable out-of-pocket expenses incurred by them in performing their duties. The Independent Trustees fees totaled $20,000 for the period ended March 31, 2016.

5.  Organization and Offering Costs

The Fund will bear all expenses incurred in its business and operations. The Investment Manager will advance the Fund's organizational and initial offering costs and may be subsequently reimbursed by the Fund. Reimbursements to the Investment Manager of organizational and offering costs will be subject to the Expense Limitation Agreement described in Note 4.

Costs incurred in connection with the offering and initial registration of the Fund have been deferred and will be amortized on a straight- line basis over the first twelve months after commencement of operations.

Total organization and offering expenses for the Fund were $141,045 and $317,994, respectively. Organizational and offering expenses which were expensed by the Fund as of March 31, 2016 were $141,045 and $158,997, respectively.

6.   Administration, Accounting, Compliance Services and Transfer Agent Fees

Pursuant to an agreement between the Fund and UMB Fund Services Inc. ("Administrator"), the Administrator provides administration, fund accounting and compliance services to the Fund. The Fund pays the Administrator a basis point fee, subject to fee minimums, for various administration, fund accounting, investor accounting and taxation services to the Fund as well as certain out of pocket expenses.

7.  Custodian Fees

UMB Bank, N.A., serves as the custodian for the Fund's assets and is responsible for maintaining custody of the Fund's cash and investments and for retaining sub-custodians to maintain custody of foreign securities held by the Fund. Fees and expenses of the Custodian are paid by the Fund.

8.  Indemnifications

In the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

13

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
NOTES TO FINANCIAL STATEMENTS (Continued)

9.   Exemptive Relief

The Fund submitted an exemptive application to the Securities and Exchange Commission (the "SEC") on July 14, 2015 to permit the Fund to offer multiple classes of shares (the "Exemptive Application"). Effective September 11, 2015, the relief requested in the Exemptive Application was granted by the SEC (the "Exemptive Order"), and the Fund began offering Class A and Class I shares upon the Fund's commencement of operations.

10.   Derivative Financial Instruments and Concentrations of Credit Risk

For the year ended March 31, 2016, the Fund had no direct commitments to purchase or sell securities, financial instruments, or commodities relating to derivative financial instruments. The Fund may have indirect commitments that arise through positions held by Portfolio Funds in which the Fund invests. However, as a shareholder in these Portfolio Funds, the Fund's risk is limited to the current value of its investment, which is reflected in the Statement of Assets and Liabilities and the Schedule of Investments.

To the extent that the Portfolio Funds have large concentrations of investments and derivatives in specific industries or geographic markets, future performance could be impacted by liquidity and market condition changes related to such investments and derivatives.

The Investment Manager has no knowledge of any financial institution, brokerage firm, or other trading counterparty with which the Fund had a concentration of direct credit risk relating to any direct trading activity for the year ended March 31, 2016.

11.   Bank Loan Payable

On October 28, 2015, the Fund entered into a note purchase agreement (the "facility") with Credit Suisse International as Paying Agent, Collateral Agent and Variable Funded Note ("VFN") Purchaser. As of March 31, 2016, the maximum borrowing capacity under the agreement is $5,000,000 and borrowings under the facility are secured by the entire investment portfolio valued at $25,072,129.

The facility's interest rate is based on the 90 day LIBOR for U.S. dollars plus 1.65%, calculated on the authorized amount outstanding. The facility has an unused notional fee of 0.72% multiplied by an amount equal to the notional limit of the VFN Purchaser minus the outstanding amount. The facility was granted for a period of two years and may be renewed thereafter, provided the parties agree on the terms and conditions. The facility matures on October 31, 2017. For the period ended March 31, 2016, the average interest rate, the average daily balance, and the maximum balance outstanding in the facility was 2.18%, $2,842,016 and $4,307,206 respectively. As of March 31, 2016 $3,333,758 which includes interest payable, is outstanding.

12.   Subsequent Events

Subsequent events have been evaluated from April 1, 2016 through May 31, 2016, the date on which the financial statements are available for issuance. During the period, the Fund raised its maximum borrowing capacity for the note purchase agreement with Credit Suisse International from $5,000,000 to $8,000,000.

14

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
FUND MANAGEMENT (Unaudited)

The identity of the Board members and brief biographical information as of March 31, 2016 is set forth below. The Fund's Statement of Additional Information includes additional information about the Board members and is available, without charge, by calling 1-888-268-0333.

INDEPENDENT DIRECTORS

Name, Address* And Date Of Birth	Position(s) Held With The Fund	Term Of Office And Length Of Time Served	Principal Occupation(s) During Past 5 Years And Other Directorships Held By Trustee	Number Of Portfolios In Fund Complex Overseen By Trustee	Other Trusteeships/ Directorships Held by Trustee
Anthony Artabane, May 6, 1954	Trustee; Chairman of Audit Committee	Indefinite; Since Inception	Managing Member Anthony Artabane CPA LLC (currently); Partner for 25 years with PWC (retired in 2013)	1	None
Spencer Boggess, April 11, 1967	Trustee; Audit Committee Member	Indefinite; Since Inception	Managing Director & Senior Portfolio Manager Merrill Lynch (currently); Head of Alternative Investments Due Diligence for Merrill Lynch Wealth Management (3/2009-2/2014)	1	None

INTERESTED DIRECTORS AND OFFICERS

Name, Address* And Date Of Birth	Position(s) Held With The Fund	Term Of Office And Length Of Time Served	Principal Occupation(s) During Past 5 Years And Other Directorships Held By Trustee or Officer	Number Of Portfolios In Fund Complex Overseen By Trustee Or Officer
Joseph Pignatelli, July 28, 1962	Chairman of the Board of Trustees; President	Indefinite; Since Inception	President-The Archstone Partnerships	1

Andrew Small, December 2, 1965	Treasurer	Indefinite; Since Inception	Chief Financial Officer-The Archstone Partnerships	1
Rinarisa Coronel DeFronze, November 13, 1976	Secretary/ Chief Compliance Officer	Indefinite; Since Inception	General Counsel & Chief Compliance Officer-The Archstone Partnerships; Assistant General Counsel & Compliance Officer of Alden Global Capital LLC (June 2010-April 2013)	1

*	All addresses c/o Archstone Alternative Solutions Fund, 360 Madison Avenue, 20th Floor, New York, NY 10017

15

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
OTHER INFORMATION (Unaudited)

Investment Advisory Agreement Approval

At the initial meeting held in person on June 23, 2015, the Board of Trustees of Archstone Alternative Solutions Fund (the "Board") approved the investment advisory agreement between Archstone Alternative Solutions Fund, a Delaware statutory trust (the "Fund"), and A.P. Management Company, LLC, a New York limited liability company (the "Adviser") (the "Advisory Agreement"), for an initial term of two years. Also, by a unanimous vote, the members of the Board (the "Trustees") who are not "interested persons," as defined by the Investment Company Act of 1940 (the "1940 Act"), of the Fund (the "Independent Trustees") separately voted to approve the Advisory Agreement.

In considering whether to approve the Advisory Agreement, the Board reviewed various materials from Fund counsel and from the Adviser which included: (i) information concerning the services to be rendered to the Fund by the Adviser and the proposed fees to be paid by the Fund to the Adviser; (ii) information concerning the experience of the Adviser; (iii) information concerning the individuals who would be responsible for the day-to-day management and operation of the Fund's assets; and (iv) a summary of the legal duties of the Board under the 1940 Act. In particular, the Board considered the following:

(A) The Nature, Extent And Quality Of Services To Be Provided To The Fund.

The Trustees reviewed the proposed services that the Adviser would provide to the Fund and reviewed various presentations from management in this regard. In connection with the investment advisory services that would be provided to the Fund, the Board discussed, in detail, with representatives of the Adviser, the proposed management of the Fund's investments in accordance with the Fund's stated investment objective and policies and the types of transactions to be entered into on behalf of the Fund. In this regard, the Board considered the extensive experience of the Adviser in managing funds with similar strategies to those of the Fund. The Board evaluated the relatively broad scope of services to be provided under the Advisory Agreement. In this connection, the Board noted that the Adviser would be providing, at its own expense, facilities necessary for the operation of the Fund and it would make personnel available to serve as the senior officers of the Fund, including the Chief Compliance Officer, the Chief Executive Officer and the Chief Financial Officer. The Board also considered representations regarding the adequacy of the Adviser's financial condition and its financial wherewithal to provide quality services to the Fund. The Board found it was reasonable to expect that the Adviser would have adequate resources (including capital and personnel) so as to provide meaningful and appropriate support for its operations, including for purposes of its performance of its obligations and the provision of quality services to the Fund under the Advisory Agreement, and expressed satisfaction with the nature, extent and quality of services proposed to be provided thereunder.

(B) Investment Performance Of The Fund And Adviser

In connection with the evaluation of the services to be provided by the Adviser, the Trustees generally reviewed the historical performance of the Adviser. Since the Fund is newly formed, the Trustees focused their review on the investment performance of an investment vehicle managed by the Adviser, and in particular, Alfred J. Shuman and Joseph S. Pignatelli, the proposed portfolio managers of the Fund, with an investment program that is substantially the same as that of the Fund (the "Other Investment Vehicle"). The Trustees noted that the Other Investment Vehicle represented the longest track record available among all similarly managed accounts by the Adviser. The Trustees expressed satisfaction with the performance of the Other Investment Vehicle. The Trustees also considered that the Other Investment Vehicle is not registered under the 1940 Act and thus is not subject to certain investment limitations imposed by applicable securities laws which, if applicable, may have adversely affected the Other Investment Vehicle's performance. The Trustees also discussed the portfolio managers' expertise in managing funds, noting their years of experience employing fund of hedge fund strategies. Based on the foregoing, the Trustees concluded that the Fund would be in a position to benefit from that expertise and receive high quality services.

(C) Cost Of The Services To Be Provided And Profits To Be Realized By The Adviser From The Relationship With The Fund

The Trustees reviewed the cost of services to be provided by the Adviser and the fees to be paid under the Advisory Agreement. The Board noted that under the proposed Advisory Agreement the Fund would pay the Adviser a monthly management fee computed at the annual rate of 1.20% on the Fund's net assets up to (and including) $1 billion, 1.10% on net assets over $1 billion and up to (and including) $5 billion, and 1.0% on Fund's assets over $5 billion. The Board considered that the Adviser had also agreed to waive the management fee for the first 12 months or until the Fund's net assets exceed $100 million. The Trustees also considered information showing a comparison of the proposed advisory fee and expected expense ratio of the Fund compared with fees and expenses of other similar 1940 Act registered products, as well as fees of other funds and accounts advised by the Adviser and which employ an investment strategy similar to that of the Fund. The Trustees also considered that, in addition to the fees charged by the Adviser, the Fund will also bear its pro rata portion of the advisory fees charged by the portfolio funds in which it invests. The Trustees noted that the proposed fees were in line with those of other registered funds in the peer group as well as the Other Investment Vehicle. The Trustees also observed the effect of the proposed 40 bps expense limitation/cap. Based on its review, the Board concluded that the proposed level of the management fee was fair and reasonable in light of the extent and quality of services that the Fund expects to receive.

16

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
OTHER INFORMATION (Unaudited) (Continued)

Investment Advisory Agreement Approval (continued)

The Trustees then considered the profits to be realized by the Adviser and its affiliates from the relationship with the Fund. Since the Fund is newly formed, the Trustees considered the estimated profitability to the Adviser from management of the Fund. The Trustees observed the lack of meaningful profitability from the Fund expected in the first year given the initial small asset size of the Fund (and the effect of the expected expense caps/waivers).

The Trustees concluded, based on the estimated data provided, that the profitability level would not be excessive.

(D)	The Extent To Which Economies Of Scale Would Be Realized As The Fund Grows And Whether Fee Levels Would Reflect Such Economies Of Scale.

The Trustees noted that economies of scale are realized when a fund's assets increase significantly. Because the Fund is newly formed and the eventual aggregate amount of Fund assets is uncertain, the Adviser was not able to provide the Trustees with specific information concerning the extent to which economies of scale would be realized as the Fund grows and whether fee levels would reflect such economies of scale, if any. The Trustees determined that they would revisit this issue after the initial two year term of the Advisory Agreement.

(E)	Other Benefits

The Trustees then considered the potential direct and indirect benefits to the Adviser and its affiliates from its relationship with the Fund, including the fees paid pursuant to the Advisory Agreement. The Board concluded that the Fund would benefit from those services and that the benefits to the Adviser derived from these relationships seemed fair and reasonable.

Conclusion

Based on all of the foregoing, and such other matters that were deemed relevant, the Board found the proposed fee structure to be fair and reasonable in light of the services proposed to be provided by the Adviser. No single factor was determinative to the decision of the Board. Based on this determination, all of the Trustees, including all of the Independent Trustees, approved the Advisory Agreement for the initial two-year term.

Information on Proxy Voting

A description of the policies and procedures that the Archstone Alternative Solutions Fund uses to determine how to vote proxies, and information regarding how the Archstone Alternative Solutions Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, is available without charge, upon request, by calling 1-844-449-4900, and on the SEC's website at http://www.sec.gov.

Availability of Quarterly Report Schedule

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at http://www.sec.gov. The Fund's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

17

THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND
PRIVACY POLICY (Unaudited)

An important part of our commitment to you is our respect to your right to privacy. Protecting all of the information we are either required to gather or which accumulates in the course of doing business with you is a cornerstone of our relationship with you. This Privacy Notice sets forth the policies of Archstone Alternative Solutions Fund (the "Fund") with respect to the collection, sharing and protection of non-public personal information of the Fund's investors, prospective investors and former investors. These policies may be changed at any time, provided that a notice of such change is given to you. Please read this Privacy Notice carefully to understand what we do.

We collect personal information about you (such as your name, address, social security or tax identification number, assets and income) in the course of doing business with you or from documents that you may deliver to us or to an agent of the Fund. We may use this information to effectively administer our customer relationship with you. It also permits us to provide efficient, accurate and responsive service, to help protect you from unauthorized use of your information and to comply with regulatory and other legal requirements. These include those related to institutional risk control and the resolution of disputes or inquiries.

We do not disclose any nonpublic, personal information about the Fund's investors, prospective investors or former investors to third parties, except as permitted or required by law. We maintain physical, electronic and procedural safeguards to protect such information, and limit access to such information to those employees who require it in order to provide services to you.

To service your account and effect transactions, we may provide your personal information to our affiliates and to non-affiliate firms (i.e., companies not related by common ownership or control) that assist us in servicing your account and have a need for such information, such as a broker or administrator. We may also disclose such information to service providers and financial institutions with whom we have marketing arrangements. We require third party service providers and financial institutions with which we have marketing arrangements to protect the confidentiality of your information and to use the information only for the purposes for which we disclose the information to them. We do not otherwise provide information about you to outside firms, organizations or individuals except to our attorneys, accountants and auditors and as permitted by law.

It may be necessary, under anti-money laundering or other laws, to disclose information about you in order to accept your purchase order. Information about you may also be released if you so direct, or if we, or an affiliate, are compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

We are committed to upholding these privacy policies. We will notify you on an annual basis of our policies and practices in this regard and at any time that there is a material change thereto.

18

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THE ARCHSTONE ALTERNATIVE SOLUTIONS FUND

Board of Trustees

Joseph Pignatelli
Anthony Artabane
Spencer Boggess

Investment Manager

A.P. Management Company, LLC
360 Madison Avenue, 20th Floor
New York, New York 10017

Administrator, Dividend Paying Agent, and Transfer Agent

UMB Fund Services
235 Waest Galena Street
Milwaukee, Wisconsin 53212

Custodian

UMB Bank, n.a.
928 Grand Boulevard
Kansas City, MO 64106

Distributor

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, New York 10036

This report has been prepared for the general information of the shareholders. It is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus. The Fund's prospectus contains more complete information about the objectives, policies, expenses and risks of the Funds. The Fund is not a bank deposit, not FDIC insured and may lose value. Please read the prospectus carefully before investing or sending money.

This report contains certain forward looking statements which are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward looking statements generally include words such as ''believes'', "expects'', ''anticipates'' and other words of similar import. Such risks and uncertainties include, among other things, the Risk Factors noted in the Fund's filings with the Securities and Exchange Commission. The Fund undertakes no obligation to update any forward looking statement.

PART C - OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

25(1)	Financial Statements:

The financial statements of the Registrant are included as Appendix A in Part B of the Registrant's Registration Statement.

25(2)	Exhibits

	(a)(1)	Certificate of Trust, dated March 4, 2015. (1)

	(a)(2)	Certificate of Amendment, dated March 11, 2015, to the Certificate of Trust. (1)

	(a)(3)	Agreement and Declaration of Trust. (1)

	(b)	By-laws of Registrant. (2)

	(c)	Not Applicable.

	(d)	Incorporated by reference to Exhibits (a)(3) and (b) above.

	(e)	Included in Registrant's Prospectus.

	(f)	Not Applicable.

	(g)	Investment Advisory Agreement between the Registrant and A.P. Management Company, LLC (the "Adviser").(2)

	(h)(1)	Distribution Agreement between the Registrant and Foreside Fund Services, LLC ("Foreside" or the "Distributor").(2)

	(h)(2)	Form of First Amendment to Distribution Agreement between Registrant and Distributor. (2)

	(h)(3)	First Amendment to Distribution Agreement between Registrant and Distributor.*

	(h)(4)	Form of Dealer Agreement between the Distributor and the dealers to become parties thereto. (2)

	(h)(5)	Form of Distribution Plan. (2)

	(i)	Not Applicable.

	(j)	Custody Agreement between the Registrant and UMB Bank, N.A. (2)

	(k)(1)	Administration and Fund Accounting Agreement between the Registrant and UMB Fund Services, Inc. (2)

	(k)(2)	Power of Attorney. (2)

	(k)(3)	Escrow Agreement by and among the Registrant, UMB Fund Services, Inc. and UMB Bank, N.A. (2)

	(k)(4)	Expense Limitation and Reimbursement Agreement between the Registrant and the Adviser. (2)

(k)(5)	Transfer Agency Agreement between the Fund and the Administrator. (2)

(k)(6)	Expense Limitation and Reimbursement Agreement between the Registrant and the Adviser.*

(l)(1)	Opinion and Consent of Kramer Levin Naftalis & Frankel LLP. (2)

(l)(2)	Opinion and Consent of Richards, Layton and Finger, P.A. (2)

(m)	Not Applicable.

(n)	Consent of Ernst & Young LLP, the independent registered public accountant of the Registrant. *

(o)	Not Applicable.

(p)	Agreement Regarding Provision of Initial Capital. (2)

(q)	Not Applicable.

(r)(1)	Code of Ethics of the Registrant. (2)

(r)(2)	Code of Ethics of the Adviser. (2)

(1) Previously filed as an Exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 333-202864), filed on March 19, 2015.

(2) Previously filed as an Exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 333-202864), filed on June 23, 2015.

* Filed herewith.

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expense, payable by the Registrant in connection with the issuance and distribution of the securities covered by this registration statement.

All Figures are estimates
Blue sky fees and expenses	$30,000
Accounting fees and expenses	$5,000
Legal fees and expenses	$30,000
Printing and engraving	$1,000
Registration Fees	$0
Miscellaneous	$5,000
Total	$71,000

Item 28.	Persons Controlled By or Under Common Control

Not Applicable.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant's shares as of March 31, 2016:

Title of Class	Number of Record Holders
Class A Shares	0
Class I Shares	48

Item 30.	Indemnification

Reference is made to Article VII, Section 2 of the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”), previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-202864), filed March 19, 2015 and Section 13(a) of the Registrant’s Investment Advisory Agreement (the “Advisory Agreement”), filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-202864), filed June 23, 2015. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Advisory Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.  The Adviser also agreed to indemnify the Fund and the members of the Board of Trustees for any losses, damages, taxes, costs or other liabilities or expenses arising directly or indirectly from, or in connection with, the Fund's qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended.

The Registrant will maintain insurance on behalf of any person who is an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31.	Business and Other Connections of Investment Adviser

A.P Management Company, LLC manages or sub-advises investment funds that have investment programs that are substantially similar to the investment program of the Fund.

See the Section of the Registrant's Prospectus titled "Management of the Fund" for a description of the other business, vocation or employment of affiliates of the Adviser.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Archstone Alternative Solutions Fund, 360 Madison Ave, 20th Floor, New York, NY, 10017;

(2)	the Administrator, UMB Fund Services, Inc., 235 W. Galena Street, Milwaukee, WI, 53212; and

(3)	the Adviser, A.P. Management Company, LLC, 360 Madison Ave, 20th Floor, New York, NY, 10017.

Item 33.	Management Services

Except as described or in the SAI under the caption "Investment Advisory and Other Services" and "General Information," the Registrant is not a party to any management service related contract.

Item 34.	Undertakings

The Registrant undertakes to suspend the offering of its shares until it amends its Prospectus if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (3) to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any  material change to such information in the registration statement.

The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, the Registrant's Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of June, 2016.

ARCHSTONE ALTERNATIVE SOLUTIONS FUND

/s/ Joseph S. Pignatelli

By:	Joseph S. Pignatelli

Title: Principal Executive Officer

Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Joseph S. Pignatelli	Trustee	June 7, 2016

Joseph S. Pignatelli

/s/ Anthony Artabane*	Trustee	June 7, 2016

Anthony Artabane

/s/ Spencer Boggess*	Trustee	June 7, 2016

Spencer Boggess

*By /s/ Joseph S. Pignatelli

Joseph S. Pignatelli, attorney-in-fact

EXHIBIT INDEX

Exhibits	Description

(h)(3)	First Amendment to Distribution Agreement between Registrant and Distributor.

(k)(6)	Expense Limitation and Reimbursement Agreement between the Registrant and the Adviser.

(n)	Consent of Ernst & Young LLP, the independent registered public accountant of the Registrant.